Exhibit 2.1

EXECUTION VERSION

Certain identified information has been excluded from this exhibit because it is both not material and is the type that the registrant treats as private or confidential. Information that was omitted has been noted in this document with a placeholder identified by the mark “[***]”.

Portions of the schedules and exhibits have been omitted in accordance with Item 601(a)(5) of Regulation S-K. The Registrant undertakes to furnish a copy of all omitted schedules and exhibits to the U.S. Securities and Exchange Commission upon its request.

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

NAKAMOTO INC.,

BTC INC.,

BTC MERGER SUB, INC.,

AND

CALLI S. BAILEY,

AS STOCKHOLDER REPRESENTATIVE

FEBRUARY 16, 2026

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Appendixes

Appendix A	-	Defined Terms

Exhibits

Exhibit A	-	Form of Certificate of Merger
Exhibit B	-	Form of Lock-Up Agreement
Exhibit C	-	FIRPTA Certification
Exhibit D	-	FIRPTA Notification Letter
Exhibit E	-	Domain Names and Social Media Accounts
Exhibit F	-	Form of Letter of Transmittal

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Agreement and Plan of Merger

This Agreement and Plan of Merger (this “Agreement”) is made and entered into as of February 16, 2026 (the “Agreement Date”), by and among Nakamoto Inc., a Delaware corporation (“Purchaser”), BTC Merger Sub, Inc., a Delaware corporation and wholly-owned Subsidiary of Purchaser (“Merger Sub”), BTC Inc., a Delaware corporation (the “Company”), and Calli S. Bailey, solely in her capacity as the agent for and on behalf of the Company Stockholders under this Agreement (the “Stockholder Representative”).

Recitals

Whereas, the board of directors (or authorized committee thereof) of each of Merger Sub, the Company and Purchaser have determined that it would be advisable and in the best interests of each corporation and its stockholders that Purchaser acquire the Company through the statutory merger of Merger Sub with and into the Company, pursuant to which the Company would become a wholly-owned Subsidiary of Purchaser (the “Merger”), upon the terms and conditions set forth in this Agreement and in accordance with the applicable provisions of Delaware Law, and in furtherance thereof, have approved this Agreement, the Merger and the other transactions contemplated by this Agreement and those of the Company Related Agreements to which their respective entities are a party.

Whereas, pursuant to the Merger, among other things, all of the issued and outstanding shares of Company Capital Stock shall be converted into the right to receive shares of Purchaser Capital Stock in the manner, and on the terms and subject to the conditions, set forth herein.

Whereas, the Company Stockholders representing at least a majority of the outstanding shares of Company Capital Stock have approved this Agreement and the Merger.

Whereas, as a material inducement to the parties’ willingness to enter into this Agreement, the Company will, as promptly as practicable following the execution and delivery of this Agreement (and, in any event, within five (5) business days following the execution and delivery of this Agreement), deliver the written consent, in the form mutually agreed by Purchaser and the Company on or prior to the Agreement Date (each, a “Stockholder Written Consent” and collectively, the “Stockholder Written Consents”), of the requisite Company Stockholders necessary to meet the Required Stockholder Approval.

Whereas, concurrently with the execution of this Agreement, (i) the Company exercised its call option to acquire UTXO Management GP, LLC, a Tennessee limited liability company (“UTXO GP”) (the “BTC Option”) under the Master Marketing Services Agreement, dated May 12, 2025, by and among the Company, UTXO GP, and UTXO Management, LLC a Puerto Rican limited liability company (“UTXO Management” and together with UTXO GP, “UTXO”) (the “UTXO MSA”) and (ii) Purchaser exercised its call option (the “Purchaser Option”) to acquire the Company under the Master Marketing Services Agreement (the “BTC MSA”), dated May 12, 2025 by and between Nakamoto Holdings, Inc., a Delaware corporation (“Nakamoto Holdings”), the Company, and the other parties thereto, which was assigned to and assumed by Purchaser pursuant to that certain Assignment and Assumption Agreement with Novation, dated August 14, 2025, by and between Purchaser and the Company (the “Assignment Agreement”).

Whereas, pursuant to the Assignment Agreement, Purchaser agreed that in connection with the exercise of both (x) the Purchaser Option and (y) the BTC Option, Purchaser would acquire both the Company and, through the acquisition of the Company, the UTXO GP, in exchange for the issuance of shares of Purchaser Capital Stock to the Sellers (as defined in the BTC MSA) at the per share price of $1.12.

Whereas, in connection with the transactions contemplated by this Agreement, effective immediately prior to the execution of this Agreement, the definition of “Call Measurement Period” as set forth in the BTC MSA shall be amended as follows: (i) the measurement period shall terminate on the last day of the most recently completed calendar quarter that is at least sixty (60) days prior to delivery of the Call Exercise Notice (as defined in the BTC MSA) and (ii) the Call Measurement Period shall begin no earlier than January 1, 2024.

Whereas, in order to more efficiently effectuate the closing of the transactions contemplated by the BTC Option and the Purchaser Option, the Company, UTXO GP and Purchaser understand and have agreed to effect the transactions contemplated by the exercise of the BTC Option and Purchaser Option through the simultaneous acquisition of the Company and UTXO GP by Purchaser.

Whereas, in furtherance of the foregoing, concurrently with this Agreement, Purchaser entered into an Agreement and Plan of Merger, by and among Purchaser, UTXO GP Merger Sub, LLC, a Tennessee limited liability company and a wholly-owned subsidiary of Purchaser (“UTXO Merger Sub”), UTXO GP, David Bailey, Tyler Evans, and the equityholder representative thereunder (the “UTXO Merger Agreement”), pursuant to which UTXO Merger Sub will merge with and into UTXO GP, with UTXO GP surviving the merger as a wholly-owned subsidiary of Purchaser (the “UTXO Merger”).

Whereas, following the closing of the UTXO Merger and the Merger hereunder, Purchaser will acquire both UTXO GP and the Company and effectuate the transactions contemplated by both the UTXO MSA and the BTC MSA contemporaneously.

Whereas, for U.S. federal (and applicable state and local) income tax purposes, it is intended that (i) the Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder, (ii) this Agreement constitutes and is hereby adopted as a “plan of reorganization” for purposes of Sections 354 and 361 and within the meaning of Section 368 of the Code and Treasury Regulations Sections 1.368-2(g) and 1.368-3(a), and (iii) each of the parties hereto be a “party to the reorganization” within the meaning of Section 368(b) of the Code (collectively, the “Intended Tax Treatment”).

Whereas, each of the Company and Purchaser desire to make certain representations, warranties, covenants and other agreements in connection with the Merger as set forth herein.

Now, Therefore, in consideration of the representations, warranties, covenants and other agreements of each party contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, the parties hereto hereby agree as follows:

Article I
The Merger

1.1 Certain Definitions. Unless specifically indicated otherwise, capitalized terms used in this Agreement, including the Schedules and Exhibits hereto, shall have the meanings assigned to such terms in this Agreement, including the Recitals, Appendix A and the Schedules hereto.

1.2 The Merger. At the Effective Time, on the terms and subject to the conditions set forth in this Agreement, the Certificate of Merger and the applicable provisions of Delaware Law, Merger Sub shall merge with and into the Company, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation and shall become a wholly-owned Subsidiary of Purchaser. The Company, as the surviving corporation after the Merger, is hereinafter sometimes referred to as the “Surviving Corporation”.

1.3 Closing. Unless this Agreement is earlier terminated pursuant to Section 7.1 hereof, the closing of the Merger (the “Closing”) shall take place remotely by the electronic exchange and release of counterpart signature pages on the second (2nd) Business Day following the satisfaction or waiver (to the extent permitted hereunder) of the conditions set forth in Article VI hereof (other than those conditions that, by their nature, are to be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent permitted hereunder) of such conditions at the Closing), unless another date or place is mutually agreed upon in writing by Purchaser and the Company. The date upon which the Closing actually occurs shall be referred to herein as the “Closing Date”.

1.4 Effective Time. At the Closing, Merger Sub and the Company shall cause a certificate and plan of merger to be executed and filed with the Secretary of State of the State of Delaware, in accordance with the relevant provisions of Delaware Law (the “Certificate of Merger”), and the Merger shall become effective upon the time of acceptance by the Secretary of State of the State of Delaware of such filing or such later time as may be agreed to by Purchaser and the Company in writing (and set forth in the Certificate of Merger). The date and time when the Merger shall become effective is referred to herein as the “Effective Time”.

1.5 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of Delaware Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all claims, obligations, liabilities, debts and duties of the Company and Merger Sub shall become claims, obligations, liabilities, debts and duties of the Surviving Corporation.

1.6 Certificate of Incorporation and Bylaws. At the Effective Time, the certificate of incorporation of the Surviving Corporation shall be amended and restated as of the Effective Time to be identical to the certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time, until thereafter amended in accordance with Delaware Law and as provided in such certificate of incorporation; provided, however, that at the Effective Time, Article I of the certificate of incorporation of the Surviving Corporation shall be amended and restated in its entirety to read as follows: “The name of the corporation is BTC Inc.”. At the Effective Time, the bylaws of the Surviving Corporation shall be amended and restated as of the Effective Time to be identical to the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, until thereafter amended in accordance with Delaware Law and as provided in the certificate of incorporation of the Surviving Corporation and such bylaws.

1.7 Directors and Officers.

(a) Directors of Surviving Corporation. The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation at the Effective Time, each to hold the office of a director of the Surviving Corporation in accordance with the provisions of Delaware Law and the certificate of incorporation and bylaws of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

(b) Officers of Surviving Corporation. The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation at the Effective Time, each to hold such office of the Surviving Corporation in accordance with the provisions of Delaware Law and the certificate of incorporation and bylaws of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

1.8 Effect on Company Capital Stock, Company Options and SAFEs.

(a) Company Common Stock. On the terms and subject to the conditions set forth in this Agreement, by virtue of the Merger and without any further action on the part of any holder of Company Common Stock or any other Person, at the Effective Time each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares and Treasury Shares) shall be automatically converted into the right to receive, subject to and in accordance with Section 1.9, the Per Share Merger Consideration.

(b) Company Preferred Stock. On the terms and subject to the conditions set forth in this Agreement, by virtue of the Merger and without any further action on the part of any holder of Company Preferred Stock or any other Person, at the Effective Time each share of Company Preferred Stock issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares and Treasury Shares) shall be automatically converted into the right to receive with each share of Company Common Stock that such share of Company Preferred Stock is convertible into as of immediately prior to the Effective Time, the Per Share Merger Consideration.

(c) SAFEs. On the terms and subject to the conditions set forth in this Agreement, by virtue of the Merger and without any further action on the part of the Company or any SAFE Holder, each SAFE outstanding immediately prior to the Effective Time shall be terminated and each SAFE Holder will automatically be entitled to receive a portion of the Total Closing Consideration as set forth opposite such SAFE Holder’s name on the Spreadsheet.

(d) Treatment of Company Options.

(i) At the Effective Time, all Company Options outstanding under the Company Option Plan immediately before the Effective Time, whether vested or unvested, with the exception of such Company Options as are set forth in Section 1.8(d) of the Disclosure Schedule, shall, automatically and without any required action on the part of any Company Optionholder be assumed by Purchaser and converted into an option to purchase shares of the common stock of Purchaser (each, a “Converted Option”) under the Purchaser Option Plan. Each Converted Option shall continue to have and be subject to substantially the same terms and conditions as were applicable to the Company Option as of immediately before the Effective Time (including expiration date, vesting and exercisability terms and conditions). The exercise price of the Converted Option and the number of shares of Purchaser Capital Stock purchasable under each Converted Option shall be determined in a manner consistent with the requirements of Section 409A of the Code; provided, further, that in the case of any Company Option to which Section 422 of the Code applies, the exercise price, the number of shares of Purchaser Capital Stock subject to the option and the terms and conditions of exercise of such option shall be determined in a manner consistent with the requirements of Section 424(a) of the Code. Without limiting the foregoing, (a) on a share-by-share comparison, the ratio of the exercise price to the fair market value of the shares subject to the Converted Options immediately after the assumption will be the same as the ratio of the exercise price to the fair market value of the shares subject to the Company Options immediately before the assumption, and (b) the Converted Options will not provide additional benefits to the Converted Optionholders that the Company Optionholders did not have under the Company Options.

(ii) Necessary Actions. Purchaser shall take all actions reasonably necessary to effect the transactions contemplated by this Section 1.8(d) including the approval of the issuance of the awards agreements under the Purchaser Option Plan and the issuance of the award agreements for the Converted Options, and Purchaser will take all actions reasonably necessary to obtain the execution of the award agreements by the Converted Optionholders.

(e) Capital Stock of Merger Sub. Each share of capital stock of Merger Sub that is issued and outstanding immediately prior to the Effective Time will, by virtue of the Merger and without further action on the part of any holder of any shares of capital stock of Purchaser, Merger Sub or the Company, be converted into and become one validly issued, fully paid and non-assessable share of Company Common Stock (and the shares of the Company into which the shares of Merger Sub capital stock are so converted shall be the only shares of the Company’s capital stock that are issued and outstanding immediately after the Effective Time). The certificate evidencing ownership of shares of Merger Sub capital stock will evidence ownership of such share of Company Common Stock.

(f) Treasury Shares. At the Effective Time, all shares of Company Capital Stock that are owned by the Company as treasury stock (“Treasury Shares”) immediately prior to the Effective Time shall automatically be canceled and extinguished without any conversion thereof, and no cash, stock or other consideration shall be delivered or deliverable in exchange therefor.

(g) Transfer Restrictions. The shares of Purchaser Capital Stock to which the Equityholders are entitled to receive in the Merger shall be subject to certain transfer and other restrictions (including certain lock-up restrictions), terms and conditions.

(h) Calculation of Consideration. For purposes of calculating the aggregate amount of shares of Purchaser Capital Stock issuable at any particular time pursuant to this Section 1.8, (i) the consideration payable to each such Person shall be determined on a certificate by certificate basis, and (ii) the aggregate number of shares of Purchaser Capital Stock to be issued to such Person in respect of a certificate or SAFE at such time shall be rounded up to the nearest whole number.

(i) Appraisal Rights. Notwithstanding anything contained herein to the contrary, any Dissenting Shares shall not be converted into the right to receive the consideration provided for in Section 1.8(a) or Section 1.8(b), as applicable, but shall instead be converted into the right to receive such consideration as may be determined to be due with respect to any such Dissenting Shares pursuant to Delaware Law. Each holder of Dissenting Shares who, pursuant to the provisions of Delaware Law, becomes entitled to payment thereunder for such shares shall receive payment therefor in accordance with Delaware Law (but only after the value therefor shall have been agreed upon or finally determined pursuant to such provisions). If, after the Effective Time, any Dissenting Shares shall lose their status as Dissenting Shares, then any such shares shall immediately be converted into the right to receive the consideration payable pursuant to Section 1.8 in respect of such shares as if such shares never had been Dissenting Shares, and Purchaser shall pay and deliver (or cause to be paid and delivered) to the holder thereof, at (or as promptly as reasonably practicable after) the applicable time or times specified in Section 1.9, following the satisfaction of the applicable conditions set forth in Section 1.9, the number of shares of Purchaser Capital Stock to which such holder would be entitled in respect thereof under Section 1.8 as if such shares of Company Common Stock never had been Dissenting Shares. The Company shall give Purchaser prompt notice of any demands for appraisal or purchase received by the Company, withdrawals of such demands, and any other instruments served pursuant to Delaware Law and received by the Company, and Company shall give Purchaser and the Stockholder Representative the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal or purchase under Delaware Law. The Company and Purchaser shall not, except with the prior written consent of the other party, or as otherwise required under Delaware Law, voluntarily make any payment or offer to make any payment with respect to, or settle or offer to settle, any claim or demand in respect of any Dissenting Shares. Notwithstanding the foregoing, to the extent that Purchaser, the Surviving Corporation, or the Company (i) makes any payment or payments in respect of any Dissenting Shares in excess of the value of all the shares of Purchaser Capital Stock that otherwise would have been owed in respect of such shares in accordance with this Agreement or (ii) incurs any Losses (including reasonable attorneys’ and reasonable consultants’ fees, costs and expenses and including any such reasonable fees, costs and expenses incurred in connection with investigating, defending against or settling any action or proceeding) in respect of any Dissenting Shares (excluding payments for such shares) ((i) and (ii) together “Dissenting Share Payments”), Purchaser shall be entitled to recover under the terms of Article VIII hereof the amount of such Dissenting Share Payments.

(j) Holdback. At the Effective Time, the Holdback Shares shall be withheld from the Majority Stockholder Shares pro rata in respect of their respective holdings of Company Capital Stock on the Closing Date. The Indemnity Holdback Shares shall be available to compensate the Indemnified Parties for any claims by such parties for any Losses suffered or incurred by them and for which they are entitled to recovery under this Agreement, including Article VIII, and shall be distributed in accordance the terms and conditions of this Agreement, including Article VIII.

1.9 Exchange Procedures.

(a) Exchange Administrator. VStock Transfer, or another Person selected by Purchaser and Stockholder Representative, shall serve as the exchange administrator (the “Exchange Administrator”) for the Merger.

(b) Exchange Documents. As soon as commercially practicable after the Effective Time, the Exchange Administrator shall mail (i) to each Equityholder entitled to receive any amount of the Base Consideration in respect of such Equityholder’s shares of Company Capital Stock, SAFE or Company Options a letter of transmittal in the form attached hereto as Exhibit F (the “Letter of Transmittal”) at the address set forth opposite such Person’s name in the Spreadsheet. After receipt of such Letter of Transmittal and any other documents that Purchaser may reasonably require in order to effect the exchange or surrender (the “Exchange Documents”), including an Accredited Investor Questionnaire and a Lock-Up Agreement, each Equityholder will be required to surrender all certificates representing his, her or its shares of Company Capital Stock, as applicable (the “Company Stock Certificates”) to the Exchange Administrator for cancellation, together with duly completed and validly executed Exchange Documents and Accredited Investor Questionnaires. Upon surrender of his, her or its Company Stock Certificates for cancellation, together with delivery of Exchange Documents and Accredited Investor Questionnaires, duly completed and validly executed in accordance with the instructions thereto, such Equityholder shall be entitled to receive in exchange therefor the shares of Purchaser Capital Stock such Equityholder is entitled to receive at the Closing. Subject to Section 1.9(c), no portion of the Base Consideration will be paid to the holder of any unsurrendered Company Stock Certificate with respect to shares of Company Capital Stock formerly represented thereby until the holder of record of such Company Stock Certificate shall surrender such Company Stock Certificate (or deliver a Lost Stock Affidavit, if applicable) and validly executed Exchange Documents and Accredited Investor Questionnaires pursuant hereto.

(c) No Further Ownership Rights in the Company Securities. All consideration paid or payable following the surrender for exchange of Company Securities in accordance with the terms hereof shall be so paid or payable in full satisfaction of all rights pertaining to such Company Securities. At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers on the records of the Company of shares of Company Capital Stock which were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, any Company Stock Certificate is presented to Purchaser or the Surviving Corporation for any reason, such Company Stock Certificate shall be canceled and exchanged as provided in this Article I.

(d) Lost, Stolen or Destroyed Certificates. In the event any Company Stock Certificates shall have been lost, stolen or destroyed, Purchaser shall, or shall cause the Exchange Administrator to, deliver, in exchange for such lost, stolen or destroyed certificates, upon the making of an affidavit of that fact by the holder thereof in form and substance reasonably satisfactory to Purchaser and the Exchange Administrator (a “Lost Stock Affidavit”), such consideration, if any, as may be required pursuant to Section 1.8 hereof in respect thereof.

(e) No Liability. None of Purchaser, the Surviving Corporation, Stockholder Representative, or the Exchange Administrator shall be liable to any Equityholder for any amount paid to a public official pursuant to any applicable abandoned property, escheat or similar Legal Requirement.

(f) Expenses. Purchaser shall be solely responsible for all costs and expenses in connection with the Exchange Administrator.

(g) Legends. Each certificate or book-entry security entitlement representing any shares of Purchaser Capital Stock (or any other securities issued in respect of such shares upon any stock split, stock dividend, recapitalization, merger, consolidation or similar event) issued to or held by any Equityholder in accordance with the terms hereof shall bear the following legend (in addition to any other legends required by any Legal Requirement, the Purchaser Restated Certificate, Purchaser’s bylaws or any other agreement to which such Equityholder is a party):

THE OFFER AND SALE OF THE SECURITIES EVIDENCED HEREBY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. THE SECURITIES MAY NOT BE OFFERED, SOLD, PLEDGED, OR OTHERWISE TRANSFERRED EXCEPT (1) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OR (2) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, IN EACH CASE IN ACCORDANCE WITH ALL APPLICABLE STATE SECURITIES LAWS AND THE SECURITIES LAWS OF OTHER JURISDICTIONS, AND IN THE CASE OF A TRANSACTION EXEMPT FROM REGISTRATION, UNLESS THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO IT THAT SUCH TRANSACTION DOES NOT REQUIRE REGISTRATION UNDER THE SECURITIES ACT OR SUCH OTHER APPLICABLE LEGAL REQUIREMENT.

1.10 Withholding Rights. Purchaser, the Company, the Surviving Corporation, the Exchange Administrator, the Stockholder Representative and any Affiliate of any of the foregoing shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement to any Person such amounts as may be required to be deducted or withheld therefrom under any provision of any Tax law or under any Legal Requirements. To the extent such amounts are so deducted or withheld and remitted to the applicable Governmental Entity, such amounts shall be treated for all purposes of this Agreement as having been delivered and paid to the Person in respect of which such deduction and withholding was made.

Article II

Representations and Warranties of the Company

Subject to such exceptions as are specifically set forth in the appropriate section, subsection or subclause of the disclosure schedule supplied to Purchaser on the Agreement Date (the “Disclosure Schedule”) or in any other section, subsection or subclause of the Disclosure Schedule solely if and to the extent that it is readily apparent on the face of such disclosure that it applies to such other section, subsection or subclause of this Article II without reference to the documents referenced therein, the Company hereby represents and warrants to Purchaser and Merger Sub, as of the Agreement Date and as of the Closing Date, as though made at the Closing Date, the following:

2.1 Organization and Good Standing.

(a) The Company and each Company Subsidiary is duly incorporated and organized, and is validly existing in good standing, under the Legal Requirements of the State of Delaware. The Company has the requisite corporate power and authority to own, lease and operate its material assets and properties and to carry on its business as currently conducted. The Company and each Company Subsidiary is duly qualified or licensed to do business, and is in good standing, to the extent such concept is applicable, in each jurisdiction in which the character or location of its assets or properties (whether owned, leased or licensed) or the nature of its business make such qualification or license necessary to the Company’s or such Company Subsidiaries’ business as currently conducted, except where the failure to be so licensed, qualified or in good standing would not have a Material Adverse Effect. The Company has made available a true and correct copy of its certificate of incorporation, as amended to date (the “Certificate of Incorporation”), and of its bylaws, as amended to date, each in full force and effect on the Agreement Date (collectively, as amended to date, the “Company Charter Documents”).

(b) Section 2.1(b) of the Disclosure Schedule sets forth a true, correct and complete list of all Company Subsidiaries. Each Company Subsidiary has the requisite corporate (or similar) power and authority to own, lease and operate its assets and properties and to carry on its business as currently conducted. Each Company Subsidiary is duly qualified or licensed to do business, and is in good standing, to the extent such concept is applicable, in each jurisdiction in which the character or location of its assets or properties (whether owned, leased or licensed) or the nature of its business make such qualification or license necessary to such Person’s business as currently conducted, except where the failure to be so licensed, qualified or in good standing would not have a Material Adverse Effect. The Company has made available a true and correct copy the certificate of incorporation, limited liability company agreement, bylaws, or other organizational document of each of the Company Subsidiaries, each as amended to date and in full force and effect on the Agreement Date (as amended to date, the “Subsidiary Charter Documents” and, together with the Company Charter Documents, the “Charter Documents”).

(c) Section 2.1(c) of the Disclosure Schedule lists, as of the Agreement Date, the directors, managers, and officers of the Company and each Company Subsidiary. No indemnification claims have ever been asserted by any current or former director or officer of the Company or any Company Subsidiary which have not been fully resolved.

2.2 Authority and Enforceability. The Company and each Company Subsidiary has all requisite corporate power and authority to enter into, execute and deliver this Agreement and the Company Related Agreements to which it is a party, to perform its obligations hereunder and thereunder, and to consummate the Merger and the other transactions contemplated hereby and thereby. The entry into and execution and delivery of this Agreement and the Company Related Agreements to which the Company is a party, the performance of the obligations hereunder and thereunder, and the consummation of the Merger and the other transactions contemplated hereby and thereby, have been duly authorized by all necessary corporate action on the part of the Company, and no further action is required on the part of the Company to authorize the Agreement and the Company Related Agreements to which the Company is a party and the transactions contemplated hereby and thereby, subject only to receipt of the Required Stockholder Approval. The Required Stockholder Approval is the only vote or consent of the Equityholders required to adopt this Agreement and approve the Merger, and the other transactions contemplated hereby and by the Company Related Agreements to which the Company is a party under applicable Legal Requirements, the Charter Documents and any other Contract to which the Company or any Company Subsidiary is a party. The Company Board has (a) resolved that the Merger is advisable and in the best interests of the Company and its stockholders, (b) approved this Agreement and the Merger, (c) directed that the adoption of this Agreement and approval of the Merger be submitted to the Company Stockholders for consideration, and (d) recommended that all of the Company Stockholders adopt this Agreement and approve the Merger and the other matters set forth in the Stockholder Written Consent and not exercise their dissenters’ or appraisal rights under the applicable provisions of Delaware Law in connection with the Merger. This Agreement and each Company Related Agreement has been duly executed and delivered by the Company and constitutes the valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject only to the effect, if any, of (i) applicable bankruptcy and other similar Legal Requirements affecting the rights of creditors generally and (ii) Legal Requirements governing specific performance, injunctive relief and other equitable remedies.

2.3 Governmental Approvals and Consents. Except for the filing of the Certificate of Merger, no Permit, notice, waiver, approval, declaration, Order or authorization of, or filing with, any Governmental Entity (“Governmental Approval”), other than required filings under the HSR Act, is required by, or with respect to, the Company in connection with the entry into, execution or delivery of this Agreement or any Company Related Agreement to which the Company is a party, the performance of its obligations hereunder or thereunder, or the consummation of the Merger or any other transaction contemplated by this Agreement or any Company Related Agreement to which the Company is a party.

2.4 No Conflicts. Other than as set forth on Section 2.4 of the Disclosure Schedule, the execution and delivery by the Company of this Agreement and the Company Related Agreements to which the Company is a party, the performance of its obligations hereunder and thereunder, and the consummation of the Merger and the other transactions contemplated by this Agreement and the Company Related Agreements to which the Company is a party, does not and will not conflict with or result in any violation of or default under (with or without notice or lapse of time, or both) or give rise to a payment obligation, consent, waiver, approval, termination, cancellation, modification, or acceleration of any obligation or loss of any benefit (or any right with respect to the foregoing) (any such event, a “Conflict”) under (a) any provision of the Charter Documents, as amended, (b) any Material Contract to which the Company or any Company Subsidiary is a party, or (c) any Legal Requirement applicable to the Company or any Company Subsidiary. Section 2.4 of the Disclosure Schedule sets forth all necessary consents, waivers and approvals of parties to any Material Contracts as are required thereunder in connection with the Transaction.

2.5 Company Capital Structure.

(a) The authorized capital stock of the Company consists solely of 4,939,741 shares, consisting of 3,407,409 shares of Company Common Stock, of which 1,797,315 shares are issued and outstanding as of the Agreement Date, and 812,333 shares of Company Preferred Stock, of which (i) 290,555 shares are designated “Series Seed Preferred Stock”, 290,555 shares of which are issued and outstanding as of the Agreement Date, and (ii) 521,778 shares are designated “Series A Preferred Stock”, 114,111 shares of which are issued and outstanding as of the Agreement Date. There are no shares of Company Capital Stock owned by the Company, held by the Company in the Company’s treasury or held by any of the Company Subsidiaries. Each share of Preferred Stock is convertible into shares of Company Common Stock at a 1:1 ratio. There are no events or circumstances that have occurred that would give rise to any anti-dilution or other adjustments to the respective conversion rates of the Company Preferred Stock. All outstanding shares of Company Capital Stock are duly authorized, validly issued, fully paid and nonassessable. Except as set forth in Section 2.5(a) of the Disclosure Schedule, the Company has no liability for dividends accrued or declared but unpaid. Except as set forth in Section 2.5(a) of the Disclosure Schedule, the Company does not own, nor has it entered into an agreement to acquire, any Equity Interests in any Person other than the Company Subsidiaries.

(b) As of the Agreement Date, the Company Capital Stock is held by the Persons with the domicile addresses set forth in Section 2.5(b) of the Disclosure Schedule which further sets forth for each such Person: (i) an indication as to whether such Person is an Accredited Investor or an Unaccredited Investor, to the extent known by the Company; (ii) the number, class, and series of shares of Company Capital Stock held by such Person, and whether such person is the record and/or beneficial owner of such shares; (iii) the date of acquisition of such shares; (iv) the applicable stock certificate(s) representing such shares; (v) the number of shares subject to repurchase; (vi) the vesting schedule for such shares, if applicable. Except as set forth in Section 2.5(b) of the Disclosure Schedule, the Company has no other capital stock authorized, issued or outstanding.

(c) The Company owns directly or indirectly all of the issued and outstanding Equity Interests of each of the Company Subsidiaries. All outstanding Equity Interests of the Company Subsidiaries are duly authorized, validly issued, fully paid and non-assessable and are not subject to any Encumbrances, outstanding subscriptions, preemptive rights, rights of first refusal or “put” or “call” rights created by statute, the Subsidiary Charter Documents of such Company Subsidiary, or any Contract to which any Company Subsidiary is a party or by which it or any of its assets is bound, and have been issued in compliance with all applicable Legal Requirements and all requirements set forth in the Subsidiary Charter Documents and all Contracts to which any Company Subsidiary is a party or by which it or any of its assets is bound. There are no options, warrants, calls, rights, commitments or agreements of any character, written or oral, to which any Company Subsidiary is a party or by which any Company Subsidiary is bound obligating any Company Subsidiary to issue, deliver, sell, repurchase or redeem, or cause to be issued, sold, repurchased or redeemed, any Equity Interest of such Company Subsidiary or obligating any Company Subsidiary to grant, extend, accelerate the vesting of, change the price of, otherwise amend or enter into any such option, warrant, call right, commitment or agreement. There are no outstanding, or authorized, stock appreciation, phantom stock, profit participation, or other similar rights with respect to any Company Subsidiary. No Company Subsidiary owns or has entered into an agreement to acquire any Equity Interests in any other Person.

(d) The Company has issued the Simple Agreements for Future Equity listed on Section 2.5(d) of the Disclosure Schedule (each, a SAFE, collectively, the “SAFEs”) which further sets forth for each such SAFE Holder: (i) the SAFE Holder’s name and contact information; (ii) date of issuance; (iii) form of SAFE (including whether pre-money or post-money); (iv) original purchase amount; (v) current outstanding purchase amount (if different); (vi) valuation cap, discount rate and any other conversion mechanics; and (vii) any most favored nation, pro rata, information, or side-letter rights. Except as set forth on Section 2.5(d) of the Disclosure Schedule, (A) no Person holds, and there are no obligations of the Company under, any SAFE and (B) there are no amendments, side letters, waivers, consents, or other understandings with any SAFE Holder that modifies the terms of such SAFE. Each SAFE was duly authorized by all necessary corporate action of the Company and is a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject only to the effect, if any, of (x) applicable bankruptcy and other similar Legal Requirements affecting the rights of creditors generally and (y) Legal Requirements governing specific performance, injunctive relief and other equitable remedies. The offer, sale, and issuance of each SAFE complied in all material respects with applicable federal and state securities Legal Requirements and the organizational documents of the Company. All required notices, filings, and fees in connection with the issuance of the SAFEs have been made or paid on a timely basis to the extent required by applicable Legal Requirements, and all exemptions from registration were properly available and satisfied. The Company is not in breach of or default under any SAFE and no SAFE Holder is in breach of or default under any SAFE.

(e) Except for the Company Option Plan, neither the Company nor any Company Subsidiary has ever adopted, sponsored or maintained any stock option plan or any other plan or agreement providing for equity-related compensation to any Person (whether payable in shares, cash or otherwise). The Company has reserved 719,999 shares of Company Capital Stock for issuance to employees, non-employee directors, advisors, consultants, and Persons engaged by the Company or a Company Subsidiary through a third party agency pursuant to the Company Option Plan, of which (i) 395,928 shares are issuable upon the exercise of outstanding, unexercised options granted under the Company Option Plan, (ii) 49,000 shares have been issued upon the exercise of options granted under the Company Option Plan, and (iii) 77,476 shares remain available for future grant. The terms of the Company Option Plan permits the treatment of the Company Options as provided in this Agreement, without the consent or approval of the holders of such securities, the Company Stockholders, or otherwise (other than the resolution of the Company Board).

(f) As of the Agreement Date, the Company Capital Stock is held by the Persons set forth in Section 2.5(f) of the Disclosure Schedule which further sets forth for each such Person: (i) an indication as to whether such Person is an Accredited Investor or an Unaccredited Investor, to the extent known by the Company; (ii) whether such Person is an employee, consultant, director or officer of the Company or any Company Subsidiary or, to the extent known by the Company, whether such Person has some other relationship with the Company or any Company Subsidiary; (iii) the grant date of each Company Option held by such Person and expiration date of each such Company Option (if applicable); (iv) whether each such Company Option (if applicable) was granted pursuant to a Company Employee Plan, and the name of such Contract; (v) the vesting schedule (including all acceleration provisions) applicable to each such Company Option and the extent to which each such Company Option is vested as of immediately prior to the Effective Time; and (vi) the exercise price per share and the number, class, status as book-entry and series of shares of Company Capital Stock underlying each such Company Option. Except as set forth on Section 2.5(f) of the Disclosure Schedule, none of the Company Options qualify as an “incentive stock” option as defined in Section 422 of the Code or is subject to Section 409A of the Code and guidance and regulations promulgated thereunder. The Company has timely prepared, submitted and filed all Tax forms, securities registration and prospectuses, exchange control approval applications and other documents and notices required to be prepared, submitted or filed by the Company in connection with the grant, issuance and/or exercise of Company Options. True and complete copies of all Contracts relating to or issued under the Company Option Plan or otherwise with respect to Company Options have been made available to Purchaser, and such agreements and instruments have not been amended, modified or supplemented other than as provided in this Agreement, and there are no agreements to amend, modify or supplement such agreements or instruments from the agreements made available to Purchaser. No Company Optionholder has the ability to early exercise any Company Options and acquire unvested shares of Company Capital Stock that are subject to a right of repurchase, risk of forfeiture, vesting condition, or similar restriction under the Company Option Plan or any other Contract relating to such Company Options.

(g) Other than (x) as set forth in Section 2.5(b), of the Disclosure Schedule, and (y) any Equity Interests in the Company that are granted between the Agreement Date and the Closing Date in compliance with this Agreement, there are no authorized, issued or outstanding Equity Interests of the Company.

(h) True and complete copies of all (i) SAFEs, including any side letters or ancillary arrangements with respect thereto, and (ii) Contracts relating to or issued under the Company Option Plan or otherwise with respect to Company Options, in each case, have been made available to Purchaser, and such agreements and instruments have not been amended, modified or supplemented other than as provided in this Agreement, and there are no agreements to amend, modify or supplement such agreements or instruments from the agreements made available to Purchaser.

(i) Section 2.5(i) of the Disclosure Schedule sets forth, as of the Agreement Date, all Company Indebtedness, including the amount of such Indebtedness, any assets securing such Indebtedness, and Person to whom such Indebtedness is owed, and, other than as set forth therein, the Company has no outstanding Indebtedness. No Company Indebtedness contains any restriction upon the prepayment of any such Indebtedness. With respect to each such item of Company Indebtedness, the Company is not in default and no payments are past due. After giving effect to the Closing, and assuming repayment of all of the Indebtedness set forth on Section 2.5(h) of the Disclosure Schedule, the Company will have no Indebtedness.

(j) The information contained in the Spreadsheet will be true, correct and complete in all respects as of the Closing Date and the payments to be made based on the information contained therein will be accurate and in accordance with applicable Legal Requirements, the terms of this Agreement, the Charter Documents, and all other Contracts among the Company or any Company Subsidiary and/or any of the Company Stockholders and/or holder of Company Options, and no Company Stockholder, holder of Company Options or any other Person will be entitled to any portion of the Total Closing Consideration except as provided in the Spreadsheet.

2.6 Litigation. Except as set forth on Section 2.6 of the Disclosure Schedule, there is no Action pending, or, to the Company’s knowledge, threatened, against the Company or any Company Subsidiary, or any of its properties or assets (tangible or intangible) or by the Company or any Company Subsidiary. Neither the Company nor a Company Subsidiary is a party to any Order or, to the knowledge of the Company, subject to the provisions of any Order, and there is no outstanding Order issued by a Governmental Entity which challenges or questions the legal right of the Company to conduct its operations as presently conducted.

2.7 Intellectual Property.

(a) As used in this Agreement, the following terms have the meanings indicated below:

(i) “Company Intellectual Property” means any and all Technology and Intellectual Property Rights that are owned or purported to be owned by the Company.

(ii) “Company Intellectual Property Rights” means any and all Intellectual Property Rights that are owned or purported to be owned by the Company, including any and all Company Registered Intellectual Property.

(iii) “Company Registered Intellectual Property” means all of the Registered Intellectual Property, owned by, or filed in the name of the Company.

(iv) “Copyright” means copyrights (whether or not registered in any jurisdiction) and applications for registration of copyright and similar or equivalent rights in works of authorship, including mask work rights, arising anywhere in the world.

(v) “Intellectual Property” means Technology and Intellectual Property Rights.

(vi) “Intellectual Property Rights” means any and all of the rights in or associated with the following throughout, or anywhere in, the world: (a) Patents, (b) Trademarks, (c) Copyrights, (d) Trade Secrets (e) website, addresses and domains, and (f) any equivalent right to any of the foregoing.

(vii) “Patents” means patents, statutory invention registrations, including reissues, divisions, continuations, continuations-in-part, extensions, and reexaminations thereof, and all rights therein provided by international treaties and conventions. Unless the context otherwise requires, the term “Patent” includes any Patent Application.

(viii) “Patent Application” means an application or filing for a Patent, including, provisional patent applications and regular patent applications, and claims of priority under any treaty or convention, anywhere in the world.

(ix) “Registered Intellectual Property” means any Intellectual Property Right that is subject to an application, filing or registration with any Governmental Entity (including the U.S. Patent and Trademark Office or the U.S. Copyright Office), including any Patent, registered Trademark, or any registered Copyright, or any application for the registration or issuance of any of the foregoing.

(x) “Software” means computer software programs and applications, including firmware, insource code or object code form, and any scripts integral to the operation thereof.

(xi) “Technology” means tangible or intangible embodiments of Intellectual Property Rights including (i) Software, (ii) databases, compilations, collections of data and (iii) designs, manufacturing schematics, algorithms, methods and processes, databases, lab notebooks, prototypes, works of authorship, (whether or not copyrightable), models, know-how, and inventions (whether or not patentable) in whatever form and on whatever medium.

(xii) “Trademarks” means trademarks, service marks, trade dress, logos, trade names, corporate names, domains, websites and other indicia of source or origin, and including all common law rights thereto, registrations and applications for registration thereof throughout the world, and all rights therein provided by international treaties and conventions, together with the goodwill associated therewith.

(xiii) “Trade Secrets” means all common law and statutory rights in any jurisdiction in trade secrets (as such term is defined under applicable law), including trade secrets as defined under the Uniform Trade Secrets Act, as adopted by applicable states, and under the Defend Trade Secrets Act of 2016 (18 U.S.C. §§ 1836–1839), and without limiting the foregoing includes any information that (a) derives independent economic value, actual or potential, from not being generally known or readily ascertainable by proper means by other persons who can obtain economic value from its disclosure or use, and (b) is the subject of reasonable efforts under the circumstances to maintain its secrecy.

(b) Exclusive Ownership. Except as set forth in Section 2.7(b) of the Disclosure Schedule, the Company exclusively owns and possesses all right, title and interest in and to all Company Intellectual Property, free and clear of any liens, including but not limited to the domain names, social media accounts, and similar intellectual property set forth on Exhibit E. The Company has no knowledge of any facts or circumstances that would render any Company Intellectual Property Rights invalid or unenforceable. The Company has not received written notice of any official actions or other notices from any Governmental Entity that any of the subject matters or claims of pending applications for registration with respect to any of such Company Intellectual Property Rights are unregistrable. No Company Intellectual Property is subject to any proceeding or outstanding decree, order, judgment or settlement agreement or stipulation that restricts in any manner the Company’s ability to use, provide, transfer, assign or license, or may affect the validity, use or enforceability of, such Company Intellectual Property.

(c) IP Licenses.

(i) Except as set forth in Section 2.7(c) of the Disclosure Schedule, other than pursuant to: (i) standard end-user license or services agreements for the Company’s products and services on substantially the Company’s standard forms made available to Purchaser; (ii) customary nondisclosure agreements entered into by the Company in the ordinary course of business (that do not include any terms (w) granting the right to use residuals, (x) assigning Intellectual Property Rights, (y) granting express license rights, or (z) constituting a covenant not to assert Intellectual Property Rights); (iii) nonexclusive feedback licenses and nonexclusive licenses to use trademarks, in each case that are incidental to the subject matter of the applicable agreement in which they are incorporated; (iv) licenses to a service provider solely for the purpose of allowing such service provider to provide services to the Company and (v) nonexclusive and nontransferable licenses granted by the Company in the ordinary course of business permitting reproduction, distribution, and public display of identified Company editorial content with no grants of rights in any Trademarks included within Company Intellectual Property Rights, the Company has not granted to a third Person any options, licenses, covenants not to assert, agreements, claims, encumbrances or shared ownership interests of any kind relating to the Company Intellectual Property that are material to the Company’s business as now conducted.

(ii) Other than pursuant to: (i) standard license or services agreements for commercially available software products and cloud services non-exclusively licensed to Company under standard terms, which products and cloud services are not incorporated into the Company’s products or services; (ii) backup licenses from employees and contractors granted in connection with providing services to the Company; (iii) licenses to Open Source Software; (iv) customary nondisclosure agreements entered into by the Company in the ordinary course of business that do not include any terms (w) granting the right to use residuals, (x) assigning Intellectual Property Rights, (y) granting express license rights, or (z) constituting a covenant not to assert Intellectual Property Rights; (v) nonexclusive feedback licenses to providers that are incidental to the subject matter of the applicable agreement in which they are incorporated; and (vi) non-exclusive licenses to the Company solely for the purpose of enabling the Company to provide services to the licensor, the Company is not bound by or a party to any options, licenses, covenants not to assert or other grants or agreements of any kind with respect to Intellectual Property Rights of any third Person that are material to the Company’s business as now conducted.

(d) Non-Infringement. Except as set forth in Section 2.7(d) of the Disclosure Schedule:

(i) The operation of the Company’s business as currently and as has been conducted, and the use, development, manufacture, marketing, sale, licensing, or other exploitation of any Company Intellectual Property or any product or service of the Company, does not infringe, misappropriate, or otherwise violate any Intellectual Property Rights of any third Person, and Company has not received any written notice, claim, or allegation from any third Person since the Lookback Date asserting that the Company or any of its products, services, or Intellectual Property is infringing, misappropriating, or otherwise violating the Intellectual Property Rights of any third Person, nor, to the knowledge of the Company, is there any basis for any such claim; and

(ii) to the knowledge of the Company, there is no, and there has not been, since the Lookback Date, any unauthorized use, unauthorized disclosure, or any infringement or misappropriation of any Company Intellectual Property. Since the Lookback Date, the Company has not brought any Actions against a third person for infringement of any Intellectual Property Rights.

(e) Effects of the Transaction. Except as set forth in Section 2.7(e) of the Disclosure Schedule, neither this Agreement, nor the transactions contemplated hereby, including the assignment to Purchaser by operation of law or otherwise of any Contracts to which the Company is a party, will result in: (i) Purchaser, its Subsidiaries, or any of its Affiliates granting or assigning to any third party any right to or with respect to any Intellectual Property Rights owned by, or licensed to, any of them, (ii) Purchaser, its Subsidiaries, or any of its Affiliates, being bound by, or subject to, any non-compete or other material restriction on the operation or scope of their respective businesses, (iii) Purchaser, its Subsidiaries, or any of its Affiliates being obligated to pay any royalties or other material amounts, or offer any discounts, to any third party in excess of those payable by, or required to be offered by, any of them, respectively, in the absence of this Agreement or the transactions contemplated hereby, or (iv) any termination of, or other material adverse impact to any Company Intellectual Property.

(f) Confidential Information; Invention Assignment Agreements.

(i) The Company has taken reasonable steps to maintain, protect and preserve the Company’s rights in confidential information and Trade Secrets (including those provided by any other person directly or indirectly to the Company). There has been no unauthorized disclosure by any Person of any such confidential information and Trade Secrets. Except as set forth in Section 2.7(f)(i) of the Disclosure Schedule, each Company Employee and other Person, in each case, who has been involved in the creation, invention or development of Company Intellectual Property Rights or Technology for or on behalf of or for the benefit of the Company (each, a “Contributor”) has executed an agreement with the Company pursuant to which such Contributor has assigned all of its right, title and interest in and to the results and proceeds of the services that such Contributor provides to the Company.

(ii) Except as set forth in Section 2.7(f)(ii) of the Disclosure Schedule, no Company Employee has retained or is entitled to any rights in any Intellectual Property developed for the Company by such Company Employee, including, without limitation, any license rights or economic interests, and no payments are due and no Company Employee has any rights to receive any payments with respect to such Intellectual Property.

(g) Open Source. Neither the Company nor any Company Subsidiary has embedded, used, linked or distributed any open source, software, technologies or other materials that are licensed or distributed under any license arrangement or other distribution model qualifying for the “Open Source” definition promulgated by the Open Source Initiative at www.opensource.org/osd or any other public domain or “community” (or similar) materials (collectively “Open Source Software”) in connection with any of its products or services or proprietary materials in any manner that requires, or purports to require, (i) any material software code owned or authored by or on behalf of the Company (“Company Code”) to be disclosed or distributed in source code form or be licensed for the purpose of making derivative works; (ii) any restriction on the consideration to be charged for the distribution of any such Company Code; (iii) the grant to any third Person of any rights or immunities under material Company Intellectual Property; or (iv) any other material limitation, restriction or condition on the right of the Company with respect to its use or distribution of any material Company Intellectual Property (other than attribution, warranty and liability disclaimer, and notice delivery conditions). The Company is in material compliance with all licenses for Open Source Software that it embeds, links to, uses or distributes.

2.8 Privacy and Data Protection.

(a) The Company and each Company Subsidiary is, and since the Lookback Date has been, in material compliance with all Legal Requirements, contractual obligations, applicable published industry standards (including, to the extent applicable, the PCI Data Security Standard), Company Privacy Policies, and applicable requirements of self-regulatory organizations (collectively, “Privacy Legal Requirements”) relating to (i) consumer protection and marketing, privacy, data protection, data-breach notification, promotion, and text messaging, email, and other communications, and (ii) the use, collection, obtainment, interception, retention, storage, security, disclosure, transfer, disposal, and other processing of any Covered Data. No disclosure made or contained in any Company Privacy Policy is, or has been, inaccurate, incomplete, misleading, or deceptive in any way, or has violated Privacy Legal Requirements (including by omission). Neither the Company nor any Company Subsidiary sells any Covered Data to any third parties or shares it for valuable consideration of any kind.

(b) The Company and each Company Subsidiary maintains commercially reasonable physical, technical, and administrative security measures to protect the confidentiality and security of Covered Data that the Company and each such Company Subsidiary collects, uses, shares, transfers, stores, possesses, or controls. The Company and each Company Subsidiary contractually requires all third parties, including vendors, Affiliates, and other persons providing services to the Company or any Company Subsidiary that have access to or receive Covered Data from or on behalf of the Company or any Company Subsidiary to comply with all Privacy Legal Requirements, and to take all reasonable steps to ensure that all Covered Data in such third parties’ possession or control is protected against damage, loss, and against unauthorized access, acquisition, use, modification, disclosure or other misuse.

(c) Since the Lookback Date, neither the Company nor any Company Subsidiary has suffered any data security breach or other data incident with respect to the Covered Data in its possession or control and Technology used by the Company or any Company Subsidiary, which resulted in any unauthorized access to, or any unauthorized use, modification, disclosure, transfer, or other processing of, any such information or Technology. Since the Lookback Date, the Company has not received any notice (whether formal or informal) (A) from any Governmental Entity or any other person regarding any actual, alleged or potential violation of, or failure to comply with, any Privacy Legal Requirements, or (B) of any actual or threatened proceeding or judgment relating to actual or alleged non-compliance by the Company with respect to its data practices.

(d) To the extent the Company or any Company Subsidiary uses AI Tools to conduct their operations, the Company, each Company Subsidiary, and any Person acting for or on behalf of any member of the Company or any Company Subsidiary in connection with AI Tools, have at all times been in material compliance with all contractual obligations, written policies and procedures, and Legal Requirements in connection with the user and/or development of AI Tools and the use of Covered Data in such AI Tools. The Company and each Company Subsidiary has implemented and maintained commercially reasonable policies and procedures governing any use and/or development of AI Tools by any Company or Company Subsidiary employees. Neither the Company nor any Company Subsidiary has included or currently includes any “sensitive personal information” or “sensitive personal data” or “special categories of personal data” (as such terms are defined under Privacy Legal Requirements), material Trade Secrets or material confidential or proprietary information of Company, any Company Subsidiary, or of any third Person under an obligation of confidentiality by Company or any Company Subsidiary as training data or in any prompts or inputs into any AI Tools.

(e) The execution, delivery, and performance of this Agreement and the Transactions will not result in a material breach or violation of any Privacy Legal Requirements. Neither the Company nor any Company Subsidiary is subject to any contractual requirement or other Privacy Legal Requirement that, following the Closing, would prohibit the Surviving Corporation or Purchaser from using, disclosing, transferring, sharing, or otherwise processing any Covered Data in the same manner in which Company or such Company Subsidiary used, disclosed, transferred, shared, or otherwise processed such Covered Data prior to the Closing.

2.9 Compliance with Legal Requirements and Documents; Permits.

(a) General. The Company and each Company Subsidiary is, and during the past five (5) years has been, in compliance in all material respects with all applicable Legal Requirements, including those in jurisdictions where the Company or Company Subsidiary has planned, marketed, sponsored, organized, hosted, conducted, or wrapped up any conference, trade show, meeting, exhibition, or similar event, except for matters expressly addressed in Section 2.8, Section 2.15, or Section 2.17. During the past five (5) years, neither the Company nor any Company Subsidiary, in connection with or relating to the Business, has received from any Governmental Entity any written or, to the Company’s knowledge, oral notice inquiry, warning letter, request for information, or internal or external allegation, made any voluntary or involuntary disclosure to a Governmental Entity, or conducted any internal investigation or audit, in each case concerning any actual or potential violation or wrongdoing related to any such applicable Legal Requirement that remains unresolved. Each of the Company and Company Subsidiaries has implemented policies, procedures, and internal controls reasonably designed to ensure compliance with all applicable Legal Requirements, including Ex-Im Laws, Anti-Corruption Laws, and Sanctions Laws.

(b) Permits. The Company and each Company Subsidiary hold all Permits required for the current operation of the businesses of the Company and each Company Subsidiary, in each case as of the Agreement Date, other than Permits which have expired or are no longer in effect that are obtained on an event-by-event or location-specific basis in the ordinary course in connection with particular conferences, trade shows, meetings, exhibitions, or similar events. All such Permits are in full force and effect, and the Company and the Company Subsidiaries are in material compliance with the terms of such Permits. Since the Lookback Date, neither the Company nor any Company Subsidiary has received from any Governmental Entity any written, or to the Company’s knowledge, oral notice of any material violation, material default, suspension, or cancellation about any such Permit that remains unresolved. .

(c) Export Control Laws. Without limiting Section 2.9(a), during the past five (5) years, the Company, the Company Subsidiaries, and to the Company’s knowledge, anyone acting on the Company’s or a Company Subsidiary’s behalf, have conducted their operations in material compliance with all applicable Ex-Im Laws, including obtaining and complying with the terms of any required Ex-Im Approval. Neither the Company nor any Company Subsidiary has received any written, or to the Company’s knowledge, oral notice of any pending or threatened claims by any Governmental Entity alleging violations of Ex-Im Laws by the Company or any Company Subsidiary. To the Company’s knowledge, no Ex-Im Approvals are required in connection with the Merger.

(d) Anti-Corruption Laws. Without limiting Section 2.9(a), during the past five (5) years, neither the Company nor any Company Subsidiary (including, to the Company’s knowledge, any of their respective Company Employees or other agents acting on their behalf) has materially violated any applicable Anti-Corruption Law or in violation of any Anti-Corruption Law: (i) directly or indirectly offered, authorized, paid, or given anything of value to any Government Official or commercial entity for the purpose of improperly obtaining or retaining business; (ii) directly or indirectly solicited, authorized, or accepted the receipt of anything of value from any Government Official or commercial entity for the purpose of improperly obtaining or retaining business; or (iii) created or caused the creation of any false or inaccurate entries in the Company’s or a Company Subsidiary’s Books and Records. To the Company’s knowledge, no Company or Company Subsidiary director, officer, or employee is a Government Official or close family member of a Government Official.

(e) Sanctions Laws. Neither the Company nor any Company Subsidiary nor, to the Company’s knowledge, any of their respective officers, managers, directors, employees, or agents is or has been a Sanctioned Person. Since April 24, 2019, neither the Company nor any Company Subsidiary has engaged in any dealings or transactions in material violation of applicable Sanction Laws, including transactions with any Sanctioned Person or involving any Sanctioned Country.

2.10 Tangible and Real Property.

(a) (i) Except as set forth in Section 2.10(a)(i) of the Disclosure Schedule, the material tangible and real property and assets that the Company and each of the Company Subsidiaries owns are free and clear of all mortgages, deeds of trust, liens, loans and Encumbrances, except for statutory liens for the payment of current Taxes that are not yet delinquent and liens that arise in the ordinary course of business and do not materially impair the Company’s or any Company Subsidiary’s ownership or use of or operation or value of such property or assets. With respect to the leased tangible property (“Leased Tangible Property”) and leased real property (“Leased Real Property”, together with the Leased Tangible Property, the “Leased Property”) the Company leases, the Company and each Company Subsidiary is in compliance with such leases and holds a valid leasehold interest free of any liens, Encumbrances and claims other than those of the lessors of such Leased Property. A true and complete list of all leases (including all amendments, modifications, supplements, guaranties, subordination and non-disturbance agreements, side letters, estoppels, material correspondence, and other material agreements related thereto and for any such oral leases, the material terms, including but not limited to rent, use, and term, of such oral leases) for each such Leased Property (collectively, the “Leases”) has been provided to Purchaser and such Leases are set forth in Section 2.10(a)(ii) of the Disclosure Schedule.

(b) Except as set forth in Section 2.10(b) of the Disclosure Schedule, with respect to the Leased Real Property, (i) each Lease is in full force and effect in all material respects and constitutes a legal and binding obligation of the Company, (ii) there is and has been no breach or default by the Company or by any third party under any Lease and no event has occurred which, with default, or event or circumstance that, with or without notice, lapse of time or both, would constitute a breach, default, or cause or permit acceleration or other adverse changes of any right or obligation or the loss of any benefit under any of the Leases, (iii) the Company has performed all obligations required to be performed by it to date under such Leases and is not beyond all applicable notice and cure periods in breach or default thereunder, (iv) the Company enjoys peaceful and undisturbed possession under such Leases, (v) all rent and additional rent, including operating expenses and property taxes, payable under the Leases has been paid when due to date, (vi) there are no easements, covenants, rights of way, Encumbrances, or other restrictions encumbering the Leased Real Property that, individually or in the aggregate, would or could reasonably be expected to impair the continued use, occupancy, valuation, and operation of the Leased Real Property or the business conducted thereon, (vii) the Company has not subleased, or entered into any agreements to sublease or otherwise provide a right to occupy, any of the Leased Real Property to any other party, and (viii) the Company has not received any written notice of any violation of any applicable fire, use, occupancy, construction, building, zoning, subdivision, health and safety and other land use laws. Neither the Company nor any Company Subsidiary owns any real property.

2.11 Company Financial Statements.

(a) Section 2.11 of the Disclosure Schedule sets forth the Company’s (i) balance sheets as of, and the related audited consolidated statements of operations, stockholders’ equity and cash flows of the Company for the fiscal years ended December 31, 2023 and December 31, 2024, and (ii) consolidated balance sheet as of December 31, 2025, and the related unaudited consolidated statement of income and cash flow for the twelve (12) months then ended (collectively, the “Unaudited Financial Statements” and, together with the financial statements referred to in item (i), collectively, the “Company Financial Statements”). The Company Financial Statements (x) are true and correct in all material respects, (y) have been prepared (solely with respect to the Unaudited Financial Statements, in all material respects) in accordance with GAAP, consistently applied throughout the periods indicated and consistent with each other (except that the Unaudited Financial Statements do not contain customary footnotes disclosures and other presentation items that may be required by GAAP), and (z) present fairly the financial condition of the Company at the date or dates therein indicated and the results of operations and cash flows for the period or periods therein specified, subject, in the case of the Unaudited Financial Statements, to normal year-end adjustments, which are not material in amount or significance in any individual case or in the aggregate. The Company’s balance sheet as of December 31, 2025 (the “Company Balance Sheet Date”) is referred to hereinafter as the “Current Balance Sheet”.

(b) The Company maintains business records, financial books and records, personnel records, ledgers, sales accounting records, Tax records and related work papers and other books and records (collectively the “Books and Records”) which, in all material respects, reflect their respective assets and liabilities and maintains internal accounting controls that provide reasonable assurance that (i) transactions are executed with management’s authorization, (ii) transactions are recorded accurately and in reasonable detail as necessary to permit preparation of the Company’s financial statements in conformity with GAAP and to maintain accountability of their assets, (iii) access to their assets is permitted only in accordance with management’s authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(c) All of the accounts receivable, whether billed or unbilled, of the Company or any Company Subsidiary (i) arose in the ordinary course of business, (ii) do not represent obligations for goods sold on consignment, on approval or on a sale or return basis, and (iii) are not subject to any repurchase or return arrangement. None of the accounts receivable of the Company is subject to any Encumbrance and no agreement for deduction or discount has been made with respect to any such accounts receivable of the Company.

2.12 Activities Since the Company Balance Sheet Date. Since the Company Balance Sheet Date, (i) the Company has conducted its business in the ordinary course of business consistent with past practice, (ii) there has not occurred a Material Adverse Effect, (iii) the Company has not suffered any loss, damage, destruction or other casualty affecting any of its material properties or assets, whether or not covered by insurance, and (iv) the Company has not taken, caused or permitted any of the actions described in Section 4.2.

2.13 Financial Advisors. Except as set forth on Section 2.13 of the Disclosure Schedule, the Company has not incurred any liability for brokerage or finders’ fees or agents’ commissions, fees related to investment banking or similar advisory services in connection with this Agreement, the Company Related Agreements, the Merger or any of the other transactions contemplated by the foregoing, nor will Purchaser or the Company incur, directly or indirectly, any such liability based on arrangements made by or on behalf of the Company or any Equityholder.

2.14 Insurance. Section 2.14 of the Disclosure Schedule sets forth a list of all material insurance policies and fidelity bonds covering the assets, business, equipment, properties, operations, employees, officers and directors of the Company and the Company Subsidiaries, including (i) the type of coverage, (ii) the carrier, (iii) the amount of coverage, (iv) the term and (v) the annual premiums of such policies. There is no claim by the Company pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed. To the Company’s knowledge there is no threatened termination of, or premium increase with respect to, any of such policies. The Company has never maintained, established, sponsored, participated in or contributed to any self-insurance plan.

2.15 Tax Matters. Except as set forth on Schedule 2.15:

(a) Each of the Company and the Company Subsidiaries has: (i) timely filed all income and other material Tax Returns required to be filed by it, and all such Tax Returns have been properly completed in compliance with all applicable Legal Requirements, and are true, correct and complete in all material respects; and (ii) timely paid all Taxes shown to be due on any such Tax Return, and all other Taxes due and payable except for Taxes being contested in good faith and for which adequate reserves have been established and maintained in accordance with GAAP on the Company Financial Statements.

(b) Each of the Company and the Company Subsidiaries has timely withheld and paid over to the appropriate Governmental Entity all Taxes which it is required to withhold from amounts paid or owing to any employee, shareholders, creditor, holder of securities or other third party, and each of the Company and the Company Subsidiaries has complied with all information reporting (including Internal Revenue Service Form 1099) and backup withholding requirements, including maintenance of required records with respect thereto.

(c) There are no Encumbrances relating or attributable to Taxes encumbering (and no Governmental Entity has threatened to encumber) the assets of the Company or any Company Subsidiary, except for statutory Encumbrances for current Taxes not yet due and payable being contested in good faith in appropriate proceedings and for which adequate reserves have been established in accordance with GAAP on the Company Financial Statements. There are no Encumbrances relating or attributable to Taxes encumbering (and no Governmental Entity has threatened to encumber) the Company Capital Stock (or other equity interests in the Company or any Company Subsidiary).

(d) There are no: (i) pending or threatened claims by any Governmental Entity with respect to Taxes relating or attributable to the Company or any Company Subsidiary, or (ii) deficiencies for any Tax, claim for additional Taxes, or other dispute or claim relating or attributable to any Tax liability of the Company or any Company Subsidiary claimed, issued or raised by any Governmental Entity that has not been properly reflected in the Company Financial Statements.

(e) None of the Company or any Company Subsidiary will be required to include any item of income in, or exclude any item of deduction from, taxable income for any period ending after the Closing Date as a result of any: (i) change in method of accounting for any period beginning on or prior to the Closing Date pursuant to Section 481 of the Code (or any similar provision of state, local or foreign Legal Requirements), (ii) use of an improper method of accounting for a taxable period ending on or prior to the Closing Date, (iii) “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Legal Requirements) executed on or prior to the Closing Date, (iv) intercompany transactions or excess loss accounts described in Treasury Regulations Section 1.1502-13 or 1.1502-19 or otherwise pursuant to Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provisions of state, local or foreign Legal Requirements), (v) installment sale or open transaction disposition made on or prior to the Closing Date, (vi) prepaid income received or accrued on or prior to the Closing Date, (vii) method of accounting that defers the recognition of income to any period ending after the Closing Date, or (viii) modification or forgiveness of any indebtedness made on or prior to the Closing Date.

(f) None of the Company or any Company Subsidiary (i) is a party to or bound by, or has any obligation under, any Tax Sharing Agreement, or (ii) has any potential liability or obligation (for Taxes or otherwise) to any Person as a result of, or pursuant to, any such Tax Sharing Agreement.

(g) No power of attorney related or attributable to Taxes that currently is in effect has been granted by the Company or any Company Subsidiary.

(h) None of the Company or any Company Subsidiary has participated in or has any liability or obligation with respect to any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b).

(i) None of the Company Capital Stock (i) was issued in connection with the performance of services (within the meaning of Section 83 of the Code), and (ii) (x) is “substantially unvested” (within the meaning of Section 83 of the Code and the Treasury Regulations promulgated thereunder) or (y) with respect to which a valid election under Section 83(b) of the Code was not made.

(j) None of the Company or any Company Subsidiary has taken or agreed to take any action, intends to take any action, or has knowledge of any fact or circumstance, in each case, that could reasonably be expected to prevent or impede the Merger from qualifying for, or to cause the Merger to fail to qualify for, the Intended Tax Treatment.

2.16 Material Contracts.

(a) Section 2.16(a) of the Disclosure Schedule identifies, in each subpart that corresponds to the subsection listed below, any Contract, (x) to which the Company or any Company Subsidiary is a party, (y) by which the Company, any Company Subsidiary or any of its assets is bound or under which the Company has any obligation, or (z) under which the Company or any Company Subsidiary has any right or interest:

(i) that is with a Top Customer or Top Supplier;

(ii) pursuant to which the Company or any Company Subsidiary is bound that provides for any most favored nation or similar terms;

(iii) pursuant to which the Company or any Company Subsidiary is bound to, or has committed to provide or license, any intellectual property rights to any third party on an exclusive basis or to acquire or license any product or service on an exclusive basis from a third party;

(iv) imposing any restriction on the right or ability of the Company or any Company Subsidiary: (A) to engage in any business practices; (B) to compete with any other Person or to engage in any line of business, market or geographic area; (C) to solicit the employment of, or hire, any potential employees, consultants or independent contractors; (D) to acquire any product, property or other asset (tangible or intangible), or any services, from any other Person, to sell any product or other asset to or perform any services for any other Person or to transact business or deal in any other manner with any other Person; or (E) to develop or distribute any technology;

(v) relating to the settlement of any Action;

(vi) relating to (A) the disposition or acquisition of material assets or any material interest in any Person or business enterprise or (B) the acquisition, issuance or transfer of any securities of another Person;

(vii) relating to any mortgages, indentures, guarantees, pledges or performance or completion bonds, indemnity or surety arrangements, loans or credit agreements, security agreements or other Contracts or instruments relating to Indebtedness or extension of credit or the creation of any Encumbrance with respect to any asset of the Company or any Company Subsidiary;

(viii) creating or relating to any partnership or joint venture or any sharing of revenues, profits, losses, costs or liabilities, including any agreements requiring the Company or any Company Subsidiary to pay royalties;

(ix) that was entered into outside the ordinary course of business of the Company or any Company Subsidiary and that contemplates or involves the payment or delivery of cash or other consideration in an amount or having a value in excess of $150,000 in any calendar year;

(x) that has a term of more than two years and that may not be terminated by the Company or any Company Subsidiary (without penalty or any post-termination support, maintenance, engineering or similar obligations) within sixty (60) days after the delivery of a termination notice by the Company;

(xi) all employment, independent contractor or consulting, deferred compensation, severance or bonus Contracts with any current or former employee, officer, director, or other individual service provider of the Company of any Company Subsidiary that (A) provides for (1) annual compensation that could exceed $200,000, (2) payment of any severance benefits, or (3) any change in control, retention, or other payments that would be triggered solely by the consummation of the transactions contemplated by this Agreement or any other transaction document or (B) cannot be terminated upon sixty (60) days’ notice or less without further payment, liability, or obligation; or

(xii) that contemplates or involves: (A) the payment or delivery of cash or other consideration in an amount or having a value in excess of $300,000 in the aggregate; or (B) the performance of services having a value in excess of $300,000 in the aggregate.

(b) The Company has made available to Purchaser true, correct and complete copies of all written Material Contracts, including all amendments or modifications thereto. To the knowledge of the Company, each Material Contract is valid and in full force and effect and binding on all parties thereto in accordance with its terms, subject to Legal Requirements of general application relating to bankruptcy, insolvency and the relief of debtors, and rules of law governing specific performance, injunctive relief and other equitable remedies. Neither the Company nor any Company Subsidiary has violated or breached in any material respect, or committed any default under, any Material Contract, and, to the knowledge of the Company, no other Person has violated or breached in any material respect, or committed any default under, any such Contract. Neither the Company nor any Company Subsidiary has waived any of its material rights under any Material Contract. “Material Contracts” means any Contract required to be disclosed in Section 2.16(a) of the Disclosure Schedule and any Contract entered into after the Agreement Date and prior to Closing that would have been required to be disclosed in Section 2.16(a) of the Disclosure Schedule if such Contract had been entered into on or prior to the Agreement Date.

2.17 Employee Benefit Plans and Compensation.

(a) Section 2.17(a) of the Disclosure Schedule sets forth a list of all material employment, consulting, compensation, incentive or deferred compensation, severance, retention, transaction, change in control, termination, retirement, pension, supplemental retirement, deferred compensation, excess benefit, profit-sharing, bonus, incentive, performance award, stock option, restricted stock, restricted stock unit, deferred stock, phantom stock or other equity or equity-linked, savings, life, vacation, paid-time-off, cafeteria, insurance, flex spending, tuition, medical, health, welfare, disability, death, fringe benefit or other employee compensation or benefit plan, program, policy, practice, commitment, agreement, arrangement or Contract, including, in each case, each “employee benefit plan” within the meaning of Section 3(3) of the ERISA (whether or not subject to ERISA) or any other employee benefits plan under any other applicable Legal Requirement which is or has been maintained, contributed to, participated in, sponsored by or required to be contributed to by the Company, a Company Subsidiary or any ERISA Affiliate thereof or with respect to which the Company or any ERISA Affiliate thereof has or may have any liability or obligation, whether actual or contingent (collectively, the “Company Employee Plans”). Section 2.17(a) of the Disclosure Schedule does not need to include offer letters that do not differ materially from the Company’s standard form provided to Purchaser and that are terminable “at-will” without severance or benefit obligations. Company has provided to Purchaser a complete and accurate copy, as of the date of this Agreement, of all written material Company Employee Plans sponsored, maintained, or contributed to (or required to be contributed to), by Company or any Company Subsidiary for the benefit of any current or former employee or other individual service provider of Company or any of Company Subsidiary (or such employee or other individual service provider’s beneficiary) or with respect to which Company or any Company Subsidiary have any liability.

(b) Administrative Compliance. Each Company Employee Plan is and has been established and administered in all material respects in accordance with ERISA, the Code and all other applicable Legal Requirements and the regulations thereunder and in accordance with its terms and each of Company and any Company Subsidiary has in all material respects met its obligations with respect to such Company Employee Plan and has made all required contributions thereto (or reserved such contributions on the Current Balance Sheet). There is no audit, investigation or other proceeding (including any voluntary correction application) pending against or involving any Company Employee Plan, and to the knowledge of Company, no such audit, investigation or other proceeding is threatened.

(c) No Material Benefit Obligations. With respect to Company Employee Plans, there are no material benefit obligations for which contributions have not been made or properly accrued and there are no material benefit obligations that have not been accounted for by reserves, or otherwise properly footnoted in accordance with GAAP, on the financial statements of Company or any of its subsidiaries.

(d) Qualified Plan Compliance. All Company Employee Plans that are intended to be qualified under Section 401(a) of the Code are so qualified and have received determination or opinion letters from the IRS to the effect that such Company Employee Plans are qualified and the plans and trusts related thereto are exempt from federal income taxes under Sections 401(a) and 501(a), respectively, of the Code, no such determination or opinion letter has been revoked and, to the knowledge of Company, no revocation has been threatened.

(e) Effect of Transaction. Except as set forth in Section 2.17(e) of the Disclosure Schedule, the execution of this Agreement and the consummation of the Merger and other Transactions will not (i) result in any payment (including any severance or bonus payment) becoming due to any current or former employee or other individual service provider of Company or any Company Subsidiary, (ii) result in any forgiveness of Indebtedness to any current or former employee or other individual service provider of Company or any Company Subsidiary, (iii) increase, or result in an acceleration of the time of payment or vesting of, the compensation or benefits otherwise due to any current or former employee or other individual service provider of Company or any Company Subsidiary, or (iv) trigger any payment or funding of any compensation or benefits under any Company Employee Plan. No Company Employee Plan provides for the gross-up of Taxes with respect to Section 4999 or 409A of the Code.

(f) No Pension Plan. Neither the Company nor any Company Subsidiary nor any of their respective ERISA Affiliates has (i) ever maintained a Company Employee Plan that was ever subject to Section 412 of the Code or Title IV of ERISA or (ii) ever been obligated to contribute to a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA). No Company Employee Plan is funded by, associated with or related to a “voluntary employees’ beneficiary association” within the meaning of Section 501(c)(9) of the Code. No Company Employee Plan is a “multiple employer plan” within the meaning of Section 413(c) of the Code or a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA.

(g) Nonqualified Deferred Compensation. Each Company Employee Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) complies in all respects and has complied in form and operation with Section 409A of the Code and all IRS regulations and other guidance thereunder. No event has occurred that would be treated by Section 409A(b) of the Code as a transfer of property for purposes of Section 83 of the Code. No stock option or equity unit option granted under any Company Employee Plan has an exercise price that has been or may be less than the fair market value of the underlying stock or equity units (as the case may be) as of the date such option was granted or has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such option. No nonqualified deferred compensation plan has been administered in a manner that would cause an excise tax to apply to payments to plan participants.

(h) No Post Employment Obligations. Neither the Company nor any ERISA Affiliate has any obligation or liability to provide, whether under any Company Employee Plan or otherwise, any post termination or retiree life insurance, health or other employee welfare benefits to any Person for any reason, except as may be required by COBRA or other applicable state Legal Requirement.

(i) Employment Matters. Except as set forth in Section 2.17(i)(A), since the Lookback Date, each of the Company and the Company Subsidiaries has complied in all material respects with its own policies, practices, handbooks, work rules, and internal regulations and all applicable Legal Requirements, judgments or arbitration awards of any Governmental Entity, extension orders and binding customs respecting labor and employment, including Legal Requirements relating to employment practices, terms and conditions of employment, discrimination, disability, fair labor standards, workers compensation, wrongful discharge, immigration, occupational safety and health, family and medical leave, wages and hours (including overtime wages), worker and independent contractor classification, equal opportunity, pay equity, meal and rest periods, and employee terminations, or the equivalent under applicable Legal Requirements, and in each case, with respect to any Company Employee: (i) has withheld and reported all amounts required by Legal Requirement or by agreement to be withheld and reported with respect to wages, salaries and other payments to Company Employees, (ii) is not liable for any arrears of wages, bonuses, commissions (other than routine payments to be made in the normal course of business and consistent with past practice), fees, severance pay or any Taxes or any penalty for failure to comply with any of the foregoing, and (iii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Entity, with respect to unemployment compensation benefits, social security, other payroll Taxes or other benefits or obligations for Company Employees (other than routine payments to be made in the normal course of business and consistent with past practice). There are no Actions pending or, to the knowledge of the Company, threatened or reasonably anticipated against the Company or any Company Subsidiary with respect to any Company Employee or Company Employee Plan before any Governmental Entity including the Equal Employment Opportunity Commission, Department of Labor, or their state counterparts. There are no pending or to the knowledge of the Company, threatened claims or actions against Company, any Company Subsidiary or any Company trustee under any worker’s compensation policy or long term disability policy. The Company is not a party to a conciliation agreement, consent decree or other agreement or Order with any federal, state, or local agency or Governmental Entity with respect to employment practices. Except as set forth in Section 2.17(i)(B) of the Disclosure Schedule, the services provided by each of the Company’s Employees are terminable at the will of the Company.

(j) Labor Matters. Neither the Company nor any Company Subsidiary is a party to any collective bargaining agreements, union contract or other agreements with any union, works council, employee representative or other labor organization or group of employees with respect to Company Employees, and, to the Company’s knowledge there are no labor unions, works councils, employee representatives or other organizations representing, purporting to represent or attempting to represent, any employee, or group of employees, of the Company or any Company Subsidiary. Neither the Company nor any Company Subsidiary has experienced any strikes, labor disputes, concerted refusal to work overtime, slowdowns, work stoppages, lockouts, or threats thereof, by or with respect to any employees of the Company and to the Company’s knowledge such conduct is not being threatened. Neither the Company nor any Company Subsidiary has engaged in any unfair labor practices within the meaning of the National Labor Relations Act or similar Legal Requirement. The Company has no knowledge of any activities or proceedings of any labor union, works council, employee representative or other labor organization or group of employees to organize any current Company Employees. There are no Actions, labor disputes or grievances pending or to the Company’s knowledge threatened regarding any labor matters involving any Company Employee, including charges of unfair labor practices under any applicable Legal Requirement or otherwise.

(k) WARN Act. Since the Lookback Date, neither the Company nor any Company Subsidiary has taken any action which would constitute a “plant closing” or “mass layoff” within the meaning of the Worker Administration and Retraining Notification Act (“WARN”) or similar state or local Legal Requirement, issued any notification of a plant closing or mass layoff required by WARN or similar state or local Legal Requirement, or incurred any liability or obligation under WARN or any similar state or local Legal Requirement that remains unsatisfied.

(l) Company Employees. Section 2.17(l) of the Disclosure Schedule contains a list of Company Employees as of the Agreement Date who are employed or engaged by the Company and shows with respect to each such Person (i) the Person’s name, position held, work location, base salary or hourly wage rate, as applicable, including each Person’s designation as either exempt or non-exempt from the overtime requirements of the Fair Labor Standards Act and applicable state and local wage Legal Requirements, (ii) the date of hire, (iii) vacation eligibility for the current calendar year (including accrued vacation from prior years), and (iv) leave status (including type of leave, expected return date for non-disability related leaves and expiration dates for disability leaves). To the knowledge of the Company, no Person listed on Section 2.17(l) of the Disclosure Schedule has indicated in writing to the Company, that he/she is, or will be prior to the Closing, terminating his or her employment for any reason.

(m) Immigration Law Compliance. The Company has made available to Purchaser the U.S. Citizenship and Immigration Services Form I-9 (Employment Eligibility Verification) and all other records, documents, or other papers that are required to be retained with Form I-9 by the Company or the Company Subsidiaries, including E-Verify reports, that it has in its records for each employee of the Company or any Company Subsidiary located in the United States.

(n) Complaint Investigations. The Company has reasonably investigated all sexual harassment, or other harassment, discrimination or retaliation allegations against officers, directors, partners or employees of the Company or any Company Subsidiary that have been reported to any member of the Company or any Company Subsidiary which any member of the Company or any Company Subsidiary is otherwise aware. With respect to each such allegation with potential merit, the Company has taken prompt corrective action reasonably calculated to prevent further improper action. The Company does not reasonably expect any material liability with respect to any such allegations and is not aware of any allegations relating to the Company or any Company Subsidiary’s officers, directors, or employees, that, if known to the public, would bring the Company or any Company Subsidiary into material disrepute.

(o) Company Contractors. Section 2.17(o) of the Disclosure Schedule contains a list of (i) all current independent contractors, Persons that have a consulting or advisory relationship with the Company or any Company Subsidiary, and Persons engaged by the Company or any Company Subsidiary through a third party agency with a Contract value greater than fifty thousand dollars ($50,000) within a calendar year and (ii) the location at which such independent contractors, consultants, advisors and Persons have been or are providing services; (iii) the rate of all regular, bonus or any other compensation payable to such independent contractors, consultants, advisors, and Persons; and (iv) the start and termination date of any agreement binding any Person that has a consulting or advisory relationship with the Company. Except as set forth in such written agreements or otherwise set forth on Section 2.17(o) of the Disclosure Schedule, all such independent contractors, consultants and advisors to the Company or any Company Subsidiary can be terminated immediately and without notice or liability on the part of the Company.

2.18 Environmental and Safety Legal Requirements. The Company is and since the Lookback Date has been in material compliance with all Environmental Laws. The Company has obtained and holds all material Permits required under Environmental Laws and there is no Action pending or threatened that seeks the revocation, cancellation, suspension, non-renewal or modification of any such Permit. The consummation of the transactions contemplated by this Agreement will not require a material change in the terms or conditions of any Permits under any Environmental Law and such can be transferred or assigned pursuant to this Agreement without a material change in the terms or conditions of such Permits. The Company has not received written notice, citation, demand, letter, request for information, or claim from any Person claiming or asserting any violation of or liability under Environmental Laws or demanding payment, contribution, indemnification, remedial action, removal action, financial assurance or any other action or inaction with respect to any actual or alleged environmental damage, condition or event or injury to persons, property or natural resources. Neither the Company nor any Company Subsidiary has received any written notice that any real property previously or now owned, operated or leased by the Company is listed or is proposed for listing on the National Priorities List pursuant to CERCLA, the Comprehensive Environmental Response, Compensation and Liability Information System List (“CERCLIS”), any registry of contaminated land sites or on any similar state or foreign list of sites requiring investigation or cleanup, and to the knowledge of the Company, no Encumbrances has been filed against either the personal or real property of the Company under any Environmental Law regulation promulgated thereunder or order issued with respect thereto. There has been no release of or exposure to use, generation, manufacture, sale, handling, treatment, recycling, storage, transportation, disposal of, arrangement for the disposal of, or placement of, or exposure of any Person to, a Hazardous Material that would result in liability for the Company pursuant to any Environmental Laws. The Company has made available to Purchaser true and correct copies of all reports, investigations, inspections, of environmental site assessments, environmental or health and safety compliance audits, environmental or health and safety investigations or remedial activity, and other similar documents containing material relating to Environmental Laws or Hazardous Materials with respect to the Company or real property previously or now owned, operated or leased by the Company, each of above to the extent in Company custody or control.

2.19 Top Customers and Suppliers.

(a) Section 2.19(a) of the Disclosure Schedule contains a list of the top five (5) currently active customers of the Company, ranked by revenues generated in connection with such customers for the calendar year ending December 31, 2024 and December 31, 2025 (each such customer, a “Top Customer”), and such applicable revenue. Except as set forth in Section 2.19(a) of the Disclosure Schedule, the Company has not received written notice that any Top Customer intends to cancel, or otherwise materially and adversely modify its relationship with the Company (whether related to payment, price or otherwise) on account of the transactions contemplated by this Agreement or otherwise.

(b) Section 2.19(b) of the Disclosure Schedule contains a list of the top five (5) currently active suppliers and vendors of the Company by dollar volume of sales and purchases, respectively, for the calendar year ending December 31, 2024 and December 31, 2025 (each such supplier, a “Top Supplier”). Except as set forth in Section 2.19(b) of the Disclosure Schedule, the Company has not received written notice that any Top Supplier intends to cancel, or otherwise materially and adversely modify its relationship with the Company (whether related to payment, price or otherwise) on account of the transactions contemplated by this Agreement or otherwise.

2.20 Interested Party Transactions. Except as set forth on Section 2.20 of the Disclosure Schedule, no officer, director, or Key Employee or, to the knowledge of the Company, Equityholder (nor any Affiliate or immediate family member of any of such Persons, or any trust, partnership or corporation in which any of such Persons has or has had an interest) (each, an “Interested Party”) has, directly or indirectly, (i) any interest in any Person that licensed or licenses from or to, purchased or purchases from, sold or sells or furnished or furnishes to the Company or any Company Subsidiary any Intellectual Property or goods or services or (ii) any interest in, or is a party to, any Contract to which the Company or any Company Subsidiary is a party; provided, however, that ownership of no more than two percent (2%) of the outstanding voting stock of a publicly traded corporation shall not be deemed to be an “interest in any Person” for purposes of this Section 2.20.

2.21 Bank Accounts; Powers of Attorney. Section 2.21 of the Disclosure Schedule sets forth a list showing: (a) all banks in which the Company and each Company Subsidiary maintains a bank account or safe deposit box, together with, as to each such bank account, the account number, the names of all signatories thereof and, with respect to each such safe deposit box, the number thereof and the names of all Persons having access thereto; and (b) the names of all Persons holding powers of attorney from the Company and each Company Subsidiary.

2.22 Complete Copies of Materials. The Company has made available true and complete copies of each document (or summaries of the same) that has been requested by Purchaser or its counsel, including true and complete copies of all Material Contracts and all other Contracts and documents listed on the Disclosure Schedule.

2.23 Representations Complete. To the Company’s knowledge, none of the representations or warranties made by the Company (as modified by the Disclosure Schedule) in this Agreement or any Company Related Agreement, and none of the statements made in any exhibit, schedule or certificate furnished by the Company or any of its Representatives pursuant to this Agreement or any Company Related Agreement contains, or will contain at the Effective Time, any untrue statement of a material fact, or omits or will omit at the Effective Time to state any material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which made, not misleading.

Article III

Representations and Warranties of Purchaser and Merger Sub

Except (a) as disclosed in Purchaser SEC Reports prior to the date of this Agreement (but excluding any disclosures under the heading “Risk Factors” and any disclosure of risks included in any “forward looking statements” disclaimers or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature) or (b) as expressly set forth herein or in the Disclosure Schedule delivered by Purchaser and Merger Sub to the Company on the date of this Agreement, Purchaser and Merger Sub hereby represent and warrant to Company as follows:

3.1 Organization and Standing. Each of Purchaser and Merger Sub is a corporation duly organized, validly existing and in good standing under the Legal Requirements of its state of incorporation. Each of Purchaser and Merger Sub has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as currently conducted.

3.2 Authority and Enforceability. Each of Purchaser and Merger Sub has all requisite corporate power and authority to enter into this Agreement and all other agreements to be entered into by Purchaser and Merger Sub in connection with this Agreement and the Merger (“Purchaser Related Agreements”) and to consummate the Merger and the other transactions contemplated hereby and thereby. The entry into and the execution and delivery by each of Purchaser and Merger Sub of this Agreement and any Purchaser Related Agreements to which it is a party and the consummation of the Merger and the other transactions contemplated hereby and thereby have been duly authorized by all necessary corporate and other action on the part of each of Purchaser and Merger Sub, and no further action is required on the part of Purchaser or Merger Sub to authorize the Agreement and any Purchaser Related Agreements to which it is a party and the transactions contemplated hereby and thereby. This Agreement and any Purchaser Related Agreements have been or will be duly executed and delivered by Purchaser and Merger Sub, as applicable, and shall constitute the valid and binding obligations of Purchaser and Merger Sub, as applicable, enforceable in accordance with their terms, subject to (a) applicable bankruptcy and other similar Legal Requirements affecting the rights of creditors generally and (b) Legal Requirements governing specific performance, injunctive relief and other equitable remedies.

3.3 Governmental Approvals and Consents. No Governmental Approval is required, other than required filings under the HSR Act, by or with respect to Purchaser or Merger Sub in connection with the execution and delivery of this Agreement and any Purchaser Related Agreements or the consummation of the Merger and the other transactions contemplated hereby and thereby, except for such consents, waivers, approvals, Orders, authorizations, registrations, declarations and filings as may be required under applicable securities laws or the Nasdaq Stock Market LLC (“NASDAQ”).

3.4 No Conflicts. The execution and delivery by Purchaser of this Agreement and the Purchaser Related Agreements to which it is a party, the performance of its obligations hereunder and thereunder, and the consummation of the Merger and the other transactions contemplated by this Agreement and the Purchaser Related Agreements to which it is a party, does not and will not Conflict with any Legal Requirement applicable to Purchaser or any of its properties or assets (whether tangible or intangible).

3.5 Valid Issuance. Assuming the accuracy of the Accredited Investor Questionnaires, the shares of Purchaser Capital Stock to be issued to Equityholders in the Merger pursuant to the terms hereof, when issued as provided in this Agreement, will be duly authorized, validly issued, fully paid and nonassessable, and will be free of Encumbrances and restrictions on transfer other than Encumbrances and restrictions on transfer under this Agreement, under applicable state and federal securities Legal Requirements, and any Encumbrances or restrictions imposed as a result of the nature or identity of the applicable Equityholder, and as otherwise set forth on Section 3.5 of the Disclosure Schedule.

3.6 Operations of Merger Sub. Merger Sub is wholly-owned directly by Purchaser, was formed solely for the purpose of effecting the Merger and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated hereby.

3.7 Litigation. There is no Action before any Governmental Entity that is pending or has been threatened in writing against Purchaser or any of its Subsidiaries that seeks either (a) damages in excess of $500,000 or equitable relief or (b) in any manner challenges or seeks to prevent, enjoin, alter or delay the transactions contemplated by this Agreement, except, in each case, for such Actions that, individually or in the aggregate, have not had, and are not reasonably likely to have, a Material Adverse Effect. There are no material judgments, orders or decrees outstanding against Purchaser or any of its Subsidiaries.

3.8 Investigation. Purchaser and Merger Sub each acknowledge and agree that it has conducted an independent investigation of the financial condition, operations, assets, liabilities, and properties of the Company and Company Subsidiaries. In making their determination to proceed with the transactions contemplated herein, Purchaser and Merger Sub have relied on (a) the results of their own independent investigation and (b) the representations and warranties of the Company and Company Subsidiaries expressly and specifically set forth in Article II of this Agreement. SUCH REPRESENTATIONS AND WARRANTIES BY THE COMPANY CONSTITUTE THE SOLE AND EXCLUSIVE REPRESENTATIONS AND WARRANTIES OF ANY OF THE COMPANY STOCKHOLDERS, THE COMPANY, AND COMPANY SUBSIDIARIES TO PURCHASER AND/OR MERGER SUB IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREIN, AND PURCHASER AND MERGER SUB EACH UNDERSTAND, ACKNOWLEDGE, AND AGREE THAT ALL OTHER REPRESENTATIONS AND WARRANTIES OF ANY KIND OR NATURE OR IMPLIED (INCLUDING, BUT NOT LIMITED TO, ANY RELATING TO THE FUTURE OR HISTORICAL FINANCIAL CONDITION, RESULTS OF OPERATIONS, ASSETS OR LIABILITIES OR PROSPECTS OF THE COMPANY) ARE SPECIFICALLY DISCLAIMED BY THE COMPANY, COMPANY SUBSIDIARIES, AND THE COMPANY STOCKHOLDERS.

3.9 Financial Advisors. Except for TD Securities (USA) LLC, neither Purchaser nor Merger Sub has incurred any liability for brokerage or finders’ fees or agents’ commissions, fees related to investment banking or similar advisory services in connection with this Agreement, the Purchaser Related Agreements, the Merger or any of the other transactions contemplated by the foregoing, nor will Purchaser or the Company incur, directly or indirectly, any such liability based on arrangements made by or on behalf of the Company or any Equityholder.

3.10 Securities Filings. Purchaser has timely filed or furnished, as applicable, all forms, reports and documents required to be filed or furnished by it with the Securities and Exchange Commission (the “SEC”), since May 13, 2024 (the forms, reports, registrations and other documents referred to above as amended prior to the date hereof, and those that Purchaser may file after the date hereof until the Closing, being, collectively, the “Purchaser SEC Reports”). The Purchaser SEC Reports (i) at the time filed with either the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations promulgated thereunder, and (ii) did or will not, at the time they were or are to be filed or furnished, or, if amended, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Purchaser SEC Report or necessary in order to make the statements made in such Purchaser SEC Report, in the light of the circumstances under which they were made, not misleading. As of the Agreement Date, there are no outstanding or unresolved comments in comment letters from the SEC with respect to Purchaser SEC Reports filed on or prior to the Agreement Date. To the knowledge of Purchaser, none of Purchaser SEC Reports filed on or prior to the Agreement Date are subject to ongoing SEC review or investigation as of the Agreement Date.

3.11 Financial Statements; Internal Controls.

(a) Each of the consolidated financial statements (including, in each case, any related notes thereto) contained or to be contained in the Purchaser SEC Reports was at the time filed (or if amended prior to the date hereof, when so amended) (or, for future filings, will be) prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the related notes thereto) and at the dates involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited interim financial statements, as permitted by the SEC on Form 10-Q under the Exchange Act) and each fairly presents (or, for future filings, will present), in all material respects, the consolidated financial position, results of operations and cash flows of Purchaser and its consolidated Subsidiaries as at the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited statements, to normal and recurring year-end adjustments which would not have had, and would not have, individually or in the aggregate, a materially adverse effect on the financial statements).

(b) Purchaser owns directly or indirectly all of the issued and outstanding Equity Interests of each of the Subsidiaries of Purchaser.

(c) Other than (i) pursuant to the Warrant Agent Agreement by and between Purchaser and VSTock Transfer, LLC (as amended) and (ii) in connection with the PIPE Investment and the related subscription agreements, Purchaser has not granted any outstanding options, stock appreciation rights, rights or other securities convertible into or exchangeable or exercisable for Purchaser Capital Stock or any other class of stock of Purchaser, or any other commitments or agreements providing for the issuance of additional shares, the sale of treasury shares, for the repurchase or redemption of any Purchaser Capital Stock or other class of stock of Purchaser or the value of which is determined by reference to Purchaser Capital Stock or other class of stock of Purchaser, and there are no contracts of any kind which may obligate Purchaser to issue, purchase, redeem or otherwise acquire any of Purchaser Capital Stock or other class of stock of Purchaser.

Article IV
Conduct Prior To The Effective Time

4.1 Affirmative Conduct of the Company Business. During the period from the Agreement Date and continuing until the earlier of the termination of this Agreement or the Effective Time, except to the extent that Purchaser shall otherwise consent or request in writing, the Company shall conduct the Business and shall cause its Subsidiaries to conduct their respective businesses in the ordinary course of business consistent with past practice, all with the goal of preserving the goodwill and ongoing business of the Company through the Effective Time.

4.2 Restrictions on Conduct of Company Business. During the period from the Agreement Date and continuing until the earlier of the termination of this Agreement or the Effective Time, except as expressly set forth in Section 4.2 of the Disclosure Schedule, the Company shall not (and shall cause the Company Subsidiaries not to), without the prior written consent of Purchaser, which consent shall not be unreasonably withheld, delayed or conditioned:

(a) cause or permit any modifications, amendments or changes to the Charter Documents;

(b) declare, set aside, or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of its Equity Interests;

(c) amend, waive or otherwise modify any SAFE;

(d) issue, grant, deliver, sell or purchase any Company Capital Stock or equity-based awards (whether payable in cash, stock or otherwise) or the Equity Interest of any Company Subsidiary or any securities convertible into, exercisable or exchangeable for, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating any of them to issue or purchase any such shares or other convertible securities, except for the issuance of Company Capital Stock pursuant to the exercise of Company Options outstanding as of the date of this Agreement;

(e) form a subsidiary or acquire an interest in any corporation, association, joint venture, partnership or other business entity or division thereof;

(f) make any capital expenditure exceeding $200,000 in the aggregate;

(g) other than in the ordinary course of business consistent with past practice, (i) dispose of any assets (whether tangible or intangible) of the Company or (ii) acquire any assets of any business enterprise or division thereof;

(h) abandon, cancel or commit any action or omission regarding the relinquishment or right to a patent, patent application, or other intellectual property right;

(i) incur any Indebtedness (or change any of the terms associated with the Assumed Indebtedness, including increasing the amount of principal or interest owed thereunder), issue or sell any debt securities, create an Encumbrance over any asset of the Company or any Company Subsidiary;

(j) fail to make any required payments with respect to the underlying documentation reflecting the Assumed Indebtedness;

(k) commence any Action or settle any Action or threat of any Action by or against the Company;

(l) adopt or change accounting methods or practices (including any change in depreciation or amortization policies or rates or any change to practices that would impact the methodology for recognizing revenue) other than as required by GAAP;

(m) make, revoke or amend any Tax election, change any annual accounting period, adopt or change any method of accounting or reverse of any accruals (except as required by a change in Legal Requirements or GAAP), file any amended Tax Returns, sign or enter into any closing agreement or settlement agreement with respect to any, or compromise any, claim or assessment of Tax liability, surrender any right to claim a refund, offset or other reduction in liability, consent to any extension or waiver of the limitations period applicable to any claim or assessment, in each case, with respect to Taxes, or act or omit to act where such action or omission to act could reasonably be expected to have the effect of increasing any present or future Tax liability or decreasing any present or future Tax benefit for the Company or any Company Subsidiary, Purchaser or its Affiliates;

(n) (i) adopt, amend or terminate, or start a termination process of, any Company Employee Plan, (ii) adopt, amend or terminate, or start a termination process of, any Company Employee Agreement, including any indemnification agreement, (iii) enter into or amend any Company Employee Agreement or (iv) otherwise hire any Person as a Company Employee;

(o) increase or make any other change that would result in increased cost to the Company or any Company Subsidiary to the salary, wage rate, employment status, title or other compensation (including equity based compensation) payable or to become payable by the Company or any Company Subsidiary to any current Company Employee;

(p) cancel, amend (other than in connection with the addition of customers and suppliers to such insurance policies from time to time in the ordinary course of business consistent with past practices) or fail to renew (on substantially similar terms) any insurance policy of the Company or any Company Subsidiary;

(q) (i) terminate, amend, waive, or modify in any material manner relative to such Contract or the company’s business or operations, or violate the terms of any Material Contract, or (ii) enter into any Contract which would have constituted a Material Contract had such Contract been entered into prior to the Agreement Date; or

(r) take, commit, authorize, propose, or agree or otherwise to take, any of the actions described in clauses (a) through (o) of this Section 4.2.

Article V

Additional Agreements

5.1 Required Stockholder Approval.

(a) The Company shall solicit Stockholder Written Consents from all Company Stockholders promptly following the execution of this Agreement, and shall use its commercially reasonable efforts to obtain Stockholder Written Consents representing the Required Stockholder Approval promptly, and, in any event, within five (5) Business Days, following the execution of this Agreement. The Company shall promptly deliver to Purchaser a copy of each executed Stockholder Written Consent upon receipt thereof from any Company Stockholder pursuant to such solicitation. Promptly upon obtaining the Required Stockholder Approval, the Company shall deliver evidence thereof to Purchaser, and shall thereafter, as soon as is reasonably practicable (and in any event prior to the Closing Date), prepare and send to all Equityholders on the record date for the Stockholder Written Consents who did not execute a Stockholder Written Consent the notices required pursuant to the applicable provisions of Delaware Law. All materials submitted to the Equityholders in connection with such Stockholder Written Consents shall be subject to review and reasonable comment by Purchaser and shall include an information statement regarding the Company, the terms of this Agreement and the Merger and the recommendation of the Company Board that the Company Stockholders adopt this Agreement and approve the Merger and the other matters set forth in the Stockholder Written Consent (the “Information Statement” and, together with all other materials submitted to the Company Stockholders in connection with such Stockholder Written Consents, the “Soliciting Materials”). Except for the information related to Purchaser and its Affiliates, which shall be the responsibility of Purchaser, the Company agrees that the information included in the Soliciting Materials will not, on the date such information is first sent or furnished to the Equityholders, contain any statement which, at such time, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not false or misleading, and that the Soliciting Materials will comply in all materials respects with Regulation D of the Securities Act. The Company shall update, amend and supplement the Soliciting Materials from time to time as may be required by applicable Legal Requirements, including Regulation D of the Securities Act. Notwithstanding anything to the contrary contained herein, none of the Soliciting Materials shall contain any information with respect to Purchaser or any of its Affiliates, unless the form and content of such included information shall have been approved by Purchaser prior to such inclusion.

(b) Section 280G Approval. If the consummation of the Merger could, in the Company’s reasonable good faith judgment, reasonably be expected to constitute a “change in ownership or control” (within the meaning of Treas. Reg. Section 1.280G-1, Q/A-2(b)) of the Company and any “disqualified individual” (within the meaning of Section 280G(c) of the Code) with respect to the Company has the right to receive or retain any payments or benefits that could constitute “parachute payments” (within the meaning of Section 280G(b)(2)(A) of the Code), then the Company will (i) solicit and use commercially reasonable efforts to obtain from each such individual a waiver of such individual’s rights to receive or retain some or all of such payments and benefits (the “Waived Payments”) so that any remaining payments and benefits will not be “parachute payments,” and (ii) with respect to each individual who agrees to such waiver, submit to a vote of holders of the equity interests of the Company entitled to vote on such matters, in the manner required under Section 280G(b)(5) of the Code and the regulations thereunder, the right of any such individual to receive or retain the Waived Payments. No later than three calendar days prior to soliciting such waivers and approval, Company will provide drafts of such waivers and disclosure and approval materials to Purchaser and its counsel for its reasonable review and comment, which comments will be considered in good faith by Company. To the extent applicable, prior to the Closing Date, Company will deliver to Purchaser evidence that a vote of holders of the equity interests of the Company was solicited in accordance with the provisions of Section 280G(b)(5) of the Code and the regulations thereunder and that either (i) the requisite number of votes of holders of the equity interests of the Company was obtained with respect to the Waived Payments or (ii) such requisite number of votes was not obtained and, as a result, no Waived Payments will be retained, made, or provided.

(c) The Company Board shall not alter, modify, change or revoke its approval of this Agreement, the Merger and the transactions contemplated hereby.

5.2 Issuance of Purchaser Capital Stock. The shares of Purchaser Capital Stock issuable in exchange for the Company Securities pursuant to this Agreement are intended to be issued pursuant to one or more exemptions from registration under Regulation D of the Securities Act and the exemption from qualification under applicable state securities laws. The Company and, following Closing, the Stockholder Representative shall assist Purchaser as may be necessary to comply with the securities and blue sky laws relating to the transactions contemplated by this Agreement. The Company shall use its commercially reasonable efforts to obtain from each Equityholder an Accredited Investor Questionnaire after the Agreement Date but prior to the Effective Time. The Company shall promptly deliver to Purchaser a copy of each executed Accredited Investor Questionnaire upon receipt thereof from any Equityholder pursuant to such solicitation.

5.3 Access to Information. To the fullest extent permitted by applicable Legal Requirements, the Company shall afford Purchaser and its Representatives reasonable access, upon reasonable notice, during the period from the Agreement Date to the Effective Time to (a) all of the properties, Books and Records, and Contracts of the Company and the Company Subsidiaries during normal business hours for the purpose of conducting an investigation of the financial condition, status, business, properties and assets of the Company, (b) all other information concerning the business, properties and personnel (subject to restrictions imposed by applicable Legal Requirement) of the Company and the Company Subsidiaries as Purchaser may reasonably request, and (c) all current Company Employees as identified by Purchaser. The Company shall make available to Purchaser and its Representatives copies of internal financial statements and other records (including Tax Returns and supporting documentation) promptly upon request.

5.4 Expenses. Except as otherwise expressly provided in this Agreement or any Related Agreement, all fees and expenses (including the fees and expenses of financial advisors, accountants and legal counsel) incurred in connection with this Agreement and the Related Agreements and the Transactions shall be paid by the party or parties hereto, as applicable, incurring such expenses, whether or not the Transactions are consummated.

5.5 Further Actions.

(a) Upon the terms and subject to the conditions of this Agreement, each of the parties hereto shall use commercially reasonable efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Legal Requirements to consummate and make effective the Merger, including, without limitation, using its commercially reasonable efforts to obtain all permits, consents, approvals, authorizations, qualifications and Orders of Governmental Entities as are necessary for the consummation of the Merger (including required filings under the HSR Act) and to use commercially reasonable efforts to take such other actions to cause all of the conditions of the other party or parties hereto to consummate the Merger set forth in Article VII to be satisfied promptly.

(b) The Company and Purchaser shall, and shall cause each of their respective Subsidiaries to, promptly execute and file, or join in the execution and filing of, any application, notification or other document that may be necessary in order to obtain the authorization, approval or consent of any Governmental Entity that may be reasonably required to consummate the Merger and other Transactions as promptly as possible after the execution of this Agreement. Each of the Company and Purchaser shall use its commercially reasonable efforts to obtain all such authorizations, approvals and consents. To the extent permitted by applicable Legal Requirements, each of the Company and Purchaser shall promptly inform the other of any material communication between the Company or Purchaser and any Governmental Entity regarding the Merger and the other Transactions. If the Company or Purchaser shall receive any formal or informal request for supplemental information or documentary material from any Governmental Entity with respect to the Merger or any other transaction contemplated by this Agreement, then the Company or Purchaser (as applicable) shall make, or cause to be made, as soon as reasonably practicable, a response in compliance with such request, after consultation with the other (to the extent permitted by applicable Legal Requirements).

(c) Notwithstanding anything to the contrary contained in this Agreement, except with the written consent of Purchaser, the Company shall not take any action to, or cause any Person to, and none of Purchaser or its Subsidiaries or Affiliates shall be required to, consent or proffer to divest, hold separate, or enter into any license or other Contract with respect to, agree to restrict the ownership or operation of, or otherwise change or modify any business or asset of Purchaser or the Company in order to resolve any objections of the Federal Trade Commission, the Antitrust Division of the Department of Justice, any state antitrust enforcement authorities or competition authorities of any other nation or other jurisdiction asserted under relevant Competition Laws with respect to the Merger or any of the other Transactions (collectively, any “Anti-Trust Objections”). Notwithstanding anything to the contrary herein, in no event shall the Company or Purchaser be obligated to commence, defend, litigate, appeal, or participate in the commencement, defense, litigation or appeal of any Action, whether judicial or administrative in connection with any Anti-Trust Objection.

(d) Each party hereto, at the request of another party hereto, shall execute and deliver such other certificates, instruments, agreements and other documents, and do and perform such other acts and things, as may be reasonably necessary for purposes of effecting completely the consummation of the Merger and the other Transactions.

5.6 Tax Matters.

(a) Conduct of Business with respect to Taxes. During the period from the date hereof to the Closing Date, each of the Company and the Company Subsidiaries shall: (i) timely file all Tax Returns required to be filed by it and all such Tax Returns shall be prepared in a manner consistent with past practice, (ii) timely pay all Taxes due and payable, and (iii) promptly notify Purchaser of any income, franchise or similar (or other material) Tax claim, investigation or audit pending against or with respect to each of the Company of any Company Subsidiary in respect of any Tax matters (or any significant developments with respect to ongoing Tax matters), including material Tax liabilities and material Tax refund claims.

(b) Preparation and Filing of Tax Returns. Purchaser shall prepare and file (or cause to be prepared and filed) all Tax Returns for the Company and the Company Subsidiaries relating to Pre-Closing Tax Periods and Straddle Periods that are filed after the Closing Date. All such Tax Returns shall be prepared in accordance with applicable Legal Requirements and in a manner consistent with the prior practice of the Company and the Company Subsidiaries, unless otherwise required by applicable Legal Requirements. To the extent the Equityholders are responsible for any Pre-Closing Taxes reflected on any such Tax Return, Purchaser shall permit the Stockholder Representative to review such Tax Return and Purchaser shall consult with the Stockholder Representative in good faith with respect to all reasonable comments the Stockholder Representative may have relating to such Tax Return. No later than three (3) Business Days prior to the earlier of the date any such Tax Return is filed or the Due Date of such Tax Return, the Equityholders shall pay to Purchaser, in immediately available funds, an amount equal to all Pre-Closing Taxes due and payable relating to such Tax Return.

(c) Tax Contests. Purchaser shall deliver a written notice to the Stockholder Representative in writing promptly following any demand, claim, or notice of commencement of a claim, proposed adjustment, assessment, audit, examination or other administrative or court proceeding with respect to Taxes of the Company or any of the Company Subsidiaries for which the Equityholders may reasonably be expected to be liable (“Tax Contest”) and shall describe in reasonable detail (to the extent known by Purchaser) the facts constituting the basis for such Tax Contest, the nature of the relief sought, and the amount of the claimed Purchaser Losses (including Taxes), if any; provided, however, that the failure or delay to so notify the Stockholder Representative shall not relieve the Equityholders of any obligation or liability that the Equityholders may have to Purchaser. Each Tax Contest shall be controlled by Purchaser; provided, however, that Purchaser shall (i) keep the Stockholder Representative informed of all material developments and events relating to such Tax Contest (including promptly forwarding copies to the Stockholder Representative of any related correspondence and shall provide the Stockholder Representative with an opportunity to review and comment on any material correspondence before Purchaser sends such correspondence to any Governmental Entity), and (ii) consult with the Stockholder Representative in connection with the defense or prosecution of any such Tax Contest. Notwithstanding anything to the contrary contained in this Agreement, the procedures for all Tax Contests shall be governed exclusively by this Section 5.6(c) (and not Section 8.6).

(d) Transfer Taxes. Purchaser shall pay fifty percent (50%) of and the Equityholders shall pay fifty percent (50%) of all transfer, real property transfer, documentary, sales, use, stamp, duty, recording and similar Taxes (including any penalties, interest and additions to Tax) incurred in connection with this Agreement and the transactions contemplated hereby (together, “Transfer Taxes”). Purchaser shall be responsible for preparing and filing all Tax Returns or other applicable documents in connection with all Transfer Taxes, to the extent permitted by applicable Legal Requirements; provided, however, that the Equityholders shall cooperate with Purchaser in the preparation and filing of all Tax Returns or other applicable documents for or with respect to Transfer Taxes, including timely signing and delivering such Tax Returns, documents, and certificates as may be necessary or appropriate to file such Tax Returns or establish an exemption from (or otherwise reduce) Transfer Taxes.

(e) Cooperation. The Equityholders and Purchaser shall reasonably cooperate, and shall cause their respective Affiliates, officers, employees, agents, auditors and representatives reasonably to cooperate, in preparing and filing all Tax Returns of the Company and the Company Subsidiaries relating to any Pre-Closing Tax Period or Straddle Period, including maintaining and making available to each other all records necessary in connection with Taxes of the Company or any of the Company Subsidiaries relating to any Pre-Closing Tax Period or Straddle Period, and in resolving all disputes and audits with respect to all such Pre-Closing Tax Periods and Straddle Periods.

(f) Computation of Liabilities. Whenever it is necessary to determine the liability for Taxes for a Straddle Period relating to:

(i) Taxes of the Company and the Company Subsidiaries that are imposed on a periodic basis (such as such as real property Taxes or other ad valorem Taxes), the determination of the Taxes of the Company and the Company Subsidiaries for the portion of the Straddle Period ending on and including, and the portion of the Straddle Period beginning and ending after, the Closing Date shall be calculated by allocating to the periods before and after the Closing Date pro rata, based on the number of days of the Straddle Period in the period before and ending on the Closing Date, on the one hand, and the number of days in the Straddle Period in the period after the Closing Date, on the other hand; and

(ii) Taxes of the Company and the Company Subsidiaries not described in Section 5.6(f)(i) (such as (A) Taxes based on the income or receipts of the Company or any of the Company Subsidiaries for a Straddle Period, (B) Taxes imposed in connection with any sale or other transfer or assignment of property (including all sales and use Taxes) for a Straddle Period, other than Transfer Taxes described in Section 5.6(d)), and (C) withholding and employment Taxes relating to a Straddle Period), the determination of the Taxes of the Company and the Company Subsidiaries for the portion of the Straddle Period ending on and including, and the portion of the Straddle Period beginning and ending after, the Closing Date shall be calculated by assuming that the Straddle Period consisted of two taxable periods, one which ended at the close of the Closing Date and the other which began at the beginning of the day following the Closing Date and items of income, gain, deduction, loss or credit of the Company and the Company Subsidiaries for the Straddle Period shall be allocated between such two taxable years or periods on a “closing of the books basis” by assuming that the books of the Company and the Company Subsidiaries were closed at the close of the Closing Date.

(g) Intended Tax Treatment. The parties hereto shall (and shall cause its Affiliates to), unless otherwise required by a final “determination” (within the meaning of Section 1313(a) of the Code), prepare and file all Tax Returns in a manner consistent with the Intended Tax Treatment and take no position in any Tax Return, audit, proceeding, or otherwise relating to Taxes that is inconsistent with the Intended Tax Treatment. If any Governmental Entity disputes the Intended Tax Treatment, the party receiving notice of such dispute shall promptly notify and consult with the other parties hereto concerning the resolution of such dispute.

5.7 Employee Matters. No provision of this Agreement is intended, or shall be interpreted, to provide nor create any third party beneficiary rights or any other rights of any kind or nature whatsoever for any Company Employee, or any other Person arising out of employment or independent contractor status, including any rights of employment for any specified period and/or any employee benefits, in favor of any Person, union, association, continuing employee, Company Employee, consultant or contractor or any other Person, other than the parties hereto and their respective successors and permitted assigns, and all provisions hereof will be personal solely among the parties to this Agreement.

5.8 Contract Notices, Consents. The Company shall provide obtain all consents and deliver all notices required under any Contract listed on Section 5.8 of the Disclosure Schedule in connection with the Transaction, in each case in a form reasonably acceptable to Purchaser.

5.9 Company Closing Statement; Spreadsheet.

(a) The Company shall deliver to Purchaser at least five (5) Business Days (or such shorter time prior to the anticipated Closing Date as Purchaser may agree) prior to the anticipated Closing Date a good-faith draft of (i) the Company Closing Statement setting forth the Company’s good faith estimate of the components thereof, and (ii) pay-off letters or other evidence of payment in form and substance reasonably satisfactory to Purchaser in respect of each Transaction Expense listed on Company Closing Statement that has been paid immediately prior to the Closing (the “Closing Expense Pay-off Letters”). The Company shall cooperate with Purchaser in supplying any information Purchaser may reasonably request in order to verify the information and amounts reflected on the draft Company Closing Statement and draft Closing Expense Pay-off Letters, and shall update the draft Company Closing Statement and draft Closing Expense Pay-Off Letters prior to the Closing to reflect any of Purchaser’s reasonable good faith comments concerning the information and amounts set forth therein or any changes to the information or amounts set forth therein occurring between the time of delivery of such draft and the Closing. Prior to the Closing, the Company shall deliver the updated Company Closing Statement and Closing Expense Pay-off Letters to Purchaser, and the updated amounts reflected on the Company Closing Statement and Closing Expense Pay-off Letters, as so updated and with any changes thereto as agreed by the Company and Purchaser prior to the Closing, will be used for purposes of calculating the Total Closing Consideration absent manifest error. Nothing in this Section 5.9(a), including the fact that Purchaser may provide comments or request changes to the draft Company Closing Statement or draft Closing Expense Pay-off Letters or that Purchaser and the Company may agree to changes to the information or amounts on the Company Closing Statement or Closing Expense Pay-off Letters that are used for purposes of calculating the Total Closing Consideration, shall in any way limit the right of any Person under this Section 5.9 or Article VIII.

(b) The Company shall deliver a good-faith draft of the Spreadsheet to Purchaser at least five (5) Business Days (or such shorter time prior to the anticipated Closing Date as Purchaser may agree) prior to the anticipated Closing Date. The Company shall cooperate with Purchaser in supplying any information Purchaser may reasonably request in order to verify the information and amounts reflected on the draft Spreadsheet, and shall update the draft Spreadsheet prior to the Closing to reflect any of Purchaser’s reasonable good faith comments concerning the information and amounts set forth therein or any changes to the information or amounts set forth therein occurring between the time of delivery of such draft and the Closing. Prior to the Closing, the Company shall deliver to Purchaser the Spreadsheet, which shall be certified as complete and correct by the Chief Executive Officer and Chief Financial Officer of the Company as of the Closing Date. Nothing in this Section 5.9(b), including the fact that Purchaser may provide comments or request changes to the draft Spreadsheet or that Purchaser and the Company may agree to changes to the information or amounts on the Spreadsheet, shall in any way limit the right of any Person under this Section 5.9 or Article VIII.

(c) Notwithstanding anything to the contrary in this Agreement or any investigation or examination conducted, or any knowledge possessed or acquired, by or on behalf of Purchaser or any of its Affiliates or its or their Representatives, or any disclosure made by or on behalf of the Company, (i) it is expressly acknowledged and agreed that Purchaser, the Exchange Administrator and their respective Affiliates shall be entitled to rely on the Company Closing Statement and the Spreadsheet, without any obligation to investigate or verify the accuracy or correctness thereof, and to make payments in accordance therewith, and (ii) in no event shall Purchaser, the Exchange Administrator or any of their respective Affiliates have any liability to any Person (including the Stockholder Representative and Equityholders) for any alleged inaccuracy or miscalculations in, or otherwise relating to, the preparation of the Company Closing Statement or the Spreadsheet and the allocation set forth therein, or payments made by any Person (including Purchaser, the Company, the Exchange Administrator and their respective Affiliates) in accordance with the Company Closing Statement and the Spreadsheet.

(d) (i) As promptly as practicable, but in no event later than one hundred and twenty (120) days following the Closing Date, Purchaser will in good faith prepare and deliver to the Stockholder Representative a written statement (the “Closing Statement”), based upon the books and records of the Surviving Corporation and its Subsidiaries and such other items as Purchaser deems appropriate, which will set forth Purchaser’s calculation of (A) the Net Working Capital Amount, (B) Closing Cash, (C) Unpaid Liabilities, and (D) the Total Closing Consideration calculated based on items (A) through (C) of this Section 5.9(d) and not on the estimated amounts in the Company Closing Statement (as adjusted) delivered pursuant to Section 5.9(a) hereof.

(ii) After receipt of the Closing Statement, the Stockholder Representative and its representatives will, during normal business hours and upon reasonable advance notice, have reasonable access to the books and records (including accountant work papers), solely to the extent such books and records are used by Purchaser in its preparation of the Closing Statement, and Purchaser will cause the Surviving Corporation and its Subsidiaries to cooperate in good faith with the Stockholder Representative and its representatives in connection with such review including, to the extent reasonably necessary to provide reasonable access to the Surviving Corporation’s and its Subsidiaries’ accountants and employees provided, however, that prior to such access, Stockholder Representative executes a confidentiality agreement (in a form reasonably acceptable to Purchaser) containing customary restrictions on non-disclosure and use of any and all information obtained in connection with such access and inspection and an acknowledgment that all such information constitutes material non-public information; provided, further, that such access does not unreasonably interfere with normal operations of the Business, Purchaser or any of Purchaser’s Affiliates or Subsidiaries, including the Surviving Corporation.

(A) If, within forty-five (45) days following the delivery of the Closing Statement, the Stockholder Representative has not given Purchaser notice of its objection to any item in the Closing Statement and its calculation of the Total Closing Consideration (an “Adjustment Objection Notice”), then the Closing Statement will be deemed final and binding on Purchaser, the Stockholder Representative, the Surviving Corporation and the Equityholders.

(B) If the Stockholder Representative delivers an Adjustment Objection Notice, then Purchaser and the Stockholder Representative will consult in good faith to resolve the disputed items set forth in the Adjustment Objection Notice and the appropriate adjustment amount. If all disputed items set forth in the Adjustment Objection Notice are resolved in writing by the Stockholder Representative and Purchaser, then the Closing Statement, as revised to reflect the written resolution of the Stockholder Representative and Purchaser, will be final and binding on Purchaser, the Surviving Corporation, and the Equityholders.

(C) If the Stockholder Representative and Purchaser are unable to resolve the disagreement with respect to any disputed item and the Total Closing Consideration within ten (10) Business Days following delivery of an Adjustment Objection Notice, Purchaser and the Stockholder Representative will promptly retain an impartial nationally recognized accounting firm mutually acceptable between the Stockholder Representative and Purchaser (the “Independent Accountant”) to make a final determination of the remaining disputed items and the Total Closing Consideration in accordance with this Section 5.9(d). Purchaser and the Stockholder Representative will each execute a customary engagement letter with respect to the engagement of the Independent Accountant. The Independent Accountant shall be directed to render a written report on the unresolved disputed items with respect to the Total Closing Consideration as promptly as practicable, and to resolve only those unresolved disputed items set forth in the Adjustment Objection Notice, which resolution shall be within the range of the difference between Purchaser’s positions with respect to such items and Stockholder Representative’s positions with respect to such items. If unresolved disputed items are submitted to the Independent Accountant, Purchaser and Stockholder Representative shall each furnish to the Independent Accountant such work papers, schedules and other documents and information relating to the unresolved disputed items as the Independent Accountant may reasonably request. The Independent Accountant shall resolve the disputed items based on the applicable definitions and other terms in this Agreement. The resolution of the dispute and the calculation of the Total Closing Consideration that is the subject of the Adjustment Objection Notice by the Independent Accountant will be final, binding and conclusive on all of Purchaser, the Stockholder Representative, the Surviving Corporation, and the Equityholders. The fees and expenses of the Independent Accountant shall be borne by the Stockholder Representative (on behalf of the Equityholders) and Purchaser in proportion to the amounts by which their respective calculations of the Total Closing Consideration differ from the Total Closing Consideration as finally determined by the Independent Accountant.

(iii) The Total Closing Consideration will be adjusted as follows (without duplication): (A) increased by the amount, if any, by which the Final Total Closing Consideration is greater than the estimated Total Closing Consideration, as set forth in the Company Closing Statement delivered pursuant to Section 5.9(a) hereof, or (B) reduced by the amount, if any, by which the estimated Total Closing Consideration, as set forth in the Company Closing Statement delivered pursuant to Section 5.9(a) hereof, is greater than the Final Total Closing Consideration. “Final Total Closing Consideration” means Total Closing Consideration as finally determined pursuant to this Section 5.9(d).

(iv) No later than the second (2nd) Business Day following the final determination of the Final Total Closing Consideration:

(A) if the Final Total Closing Consideration Amount is greater than the estimated Total Closing Consideration Amount set forth in the Company Closing Statement delivered pursuant to Section 5.9(a) hereof by an amount in excess of the Net Working Capital Top Collar (such excess, the “Adjustment Surplus”), then (x) Purchaser will promptly issue or cause to be issued to the Equityholders a number of shares of Purchaser Capital Stock equal to (1) the Adjustment Surplus, divided by (2) the Reference Price, and (y) Purchaser shall issue the Adjustment Holdback Shares to the Majority Stockholders in accordance with and subject to the other terms and conditions of this Agreement;

(B) if the estimated Total Closing Consideration Amount set forth in the Company Closing Statement delivered pursuant to Section 5.9(a) hereof is greater than the Final Total Closing Consideration Amount by an amount in excess of the Net Working Capital Bottom Collar (such excess, the “Adjustment Deficit”), then:

(i) if the Adjustment Deficit is less than the Net Working Capital Holdback Amount, (1) a number of shares equal to (i) the Adjustment Deficit, divided by (ii) the Reference Price shall be forfeited and (2) a number of shares equal to (i) Purchaser shall issue or cause to be issued to the Majority Stockholders a number of Holdback Shares equal to (1) the remaining Net Working Capital Holdback Amount, divided by (2) the Reference Price; and

(ii) if the Adjustment Deficit is equal to or greater than the Net Working Capital Holdback Amount, the Majority Stockholders shall pay to Purchaser the Adjustment Deficit as follows: (1) first, by forfeiture of all Adjustment Holdback Shares, (2) second, by surrender and cancellation of shares of Purchaser Capital Stock held by the Majority Stockholders using a per share value equal to the Reference Price, and (3) third, by payment in cash, in each case, in accordance with and subject to the other terms and conditions of this Agreement;

(C) if the Final Total Closing Consideration Amount is equal to the estimated Total Closing Consideration Amount set forth in the Company Closing Statement delivered pursuant to Section 5.9(a) hereof or falls between the Net Working Capital Bottom Collar and the Net Working Capital Top Collar, then Purchaser shall issue or cause to be issued to the Majority Stockholders the Adjustment Holdback Shares in accordance with and subject to the other terms and conditions of this Agreement.

(v) Any shares issued pursuant to Section 5.9(d)(iv) will be treated as adjustments to the Base Consideration for Tax purposes and such agreed treatment will govern for purposes of this Agreement, unless otherwise required by applicable Legal Requirements.

5.10 Assumption/Payment of Debt; Release of Encumbrances. No later than three (3) Business Days prior to the Closing Date, the Company shall obtain (x) from each holder of Company Indebtedness listed on Schedule 5.10, a consent, in form and substance reasonably satisfactory to Purchaser, of such holder to the transactions contemplated by this Agreement (the “Assumed Indebtedness”), and (y) from each holder of Company Indebtedness not listed on Schedule 5.10, and deliver to Purchaser, an executed pay-off letter in form and substance reasonably acceptable to Purchaser, setting forth: (i) the amounts required to pay off in full and fully discharge on the Closing Date, the Indebtedness owing to such creditor (including the outstanding principal, accrued and unpaid interest and prepayment and other penalties) and wire transfer information for such payment; (ii) an acknowledgement that, upon payment of such amounts, all obligations of the Company relating to such Indebtedness will be terminated; (iii) the commitment of the creditor to release all Encumbrances, if any, that the creditor may hold on any of the assets of the Company upon payment of such amount (each, a “Closing Indebtedness Pay-off Letter”).

5.11 Confidentiality. The Company, the Stockholder Representative, and the Equityholders acknowledge that the Purchaser Capital Stock may be publicly traded and that any information obtained during the course of its due diligence could be considered to be material non-public information within the meaning of federal and state securities laws.

5.12 Public Announcements. Prior to the Closing, each of the parties hereto agrees not to issue or cause the publication of any press release or other public announcement with respect to this Agreement or the transactions contemplated hereby; provided, however, that nothing herein shall prohibit any party hereto from issuing or causing publication of any press release or public announcement with respect to this Agreement or the transactions contemplated hereby to the extent that such party reasonably determines such action to be required by applicable Legal Requirement, in which case the party hereto making such determination will, if practicable in the circumstances, use commercially reasonable efforts to allow the other parties hereto reasonable time to comment on such release or public announcement in advance of its issuance; provided, further, however, that if Purchaser determines that it is required by applicable Legal Requirement to make any such press release or public announcement, the contents thereof shall only include such information that is required to be provided under the Legal Requirements. After the Closing, none of the Company, the Stockholder Representative, the Equityholders, nor any of their respective Representatives shall issue any statement or communication to any third party (other than its Representatives that are bound by confidentiality restrictions) regarding the subject matter of this Agreement, any Company Related Agreement, or any other Contract to which they are party in connection with the Merger, or the Merger or the other transactions contemplated hereby and thereby, without the prior written consent of Purchaser, unless required by Legal Requirements after consultation with an attorney; provided, that after Closing the Stockholder Representative shall be permitted to communicate with the Equityholders in accordance with the terms of this Agreement and as required pursuant to Delaware Law.

5.13 Closing Certificates. At or prior to Closing, the Company shall deliver or cause to be delivered to Purchaser the certificates, notices, letters and other instruments and documentation to be delivered by the Company under Section 6.2, including those referenced in Sections 6.2(i), Section 6.2(j), Section 6.2(l), Section 6.2(m), and Section 6.2(n).

5.14 Director and Officer Insurance. Prior to the Closing, the Company shall obtain at its expense a fully prepaid “tail” directors’ and officers’ liability insurance policy, which (i) has an effective term of six (6) years from the Effective Time, (ii) covers only those persons who are currently covered by the Company’s existing directors’ and officers’ liability insurance policy in effect as of the Agreement Date and only for matters occurring at or prior to the Effective Time, and (iii) contains coverage terms comparable to those applicable to the current directors and officers of the Company (the “Company D&O Tail Policy”). The Surviving Corporation (following the Effective Time) and Purchaser shall not cancel (or permit to be cancelled) the Company D&O Tail Policy during its term. The cost of any Company D&O Tail Policy shall be considered a Transaction Expense for purposes hereof.

5.15 Public Filings. Prior to the Closing Date, Purchaser shall keep current and timely file all of its public filings with the SEC and otherwise comply in all material respects with applicable securities Legal Requirements and shall use reasonable best efforts prior to the Closing to maintain the listing of the Purchaser Capital Stock, which shall include the preparation and filing with the SEC a proxy statement seeking stockholder approval of a reverse stock split of the Purchaser Capital Stock on or before April 30, 2026.

5.16 Audited Financial Statements. Within thirty (30) days following the Closing, the Company shall deliver, or cause to be delivered, to Purchaser audited and/or reviewed Company Financial Statements (including, in each case, any related notes thereto) that are required to be filed with Purchaser’s SEC Reports pursuant to the rules and regulations of the Securities Act and the Exchange Act. Such Company Financial Statements shall fairly present the financial position and results of operations of the Company, as of the dates or for the periods indicated, in accordance with GAAP. The required audited financial statements shall each be audited in accordance with PCAOB auditing standards by a PCAOB qualified auditor.

5.17 Master Marketing Services Agreement Fees. Following the Closing Date, Purchaser shall pay or cause UTXO to pay all fees due and payable under the UTXO MSA.

5.18 SAFE Termination Agreements. At or prior to Closing, the Company shall deliver or cause to be delivered to Purchaser a SAFE cancellation acknowledgement, in a form reasonably satisfactory to Purchaser (the “SAFE Termination Agreement”), duly executed by each SAFE Holder.

5.19 BTC MSA Termination. The parties hereto agree that, concurrently with the Closing, the BTC MSA shall be terminated effective as of the Effective Time.

Article VI

Conditions to the Merger

6.1 Conditions to the Obligations of Each Party to Effect the Merger. The respective obligations of the Company, Purchaser and Merger Sub to commence with the Closing and effect the Merger shall be subject to the satisfaction, at or prior to the Effective Time, of the following conditions:

(a) Regulatory Approvals. All filings with and other consents or approvals of any Governmental Entity required to be made or obtained in connection with the Merger and the other Transactions, including required filings under the HSR Act, shall have been made or obtained and shall be in full force and effect and any waiting period under any applicable antitrust or Competition Law, regulation or other Legal Requirement shall have expired or been terminated.

(b) No Legal Impediments. No Legal Requirement (whether temporary, preliminary or permanent) shall be in effect that has the effect of making the Merger or any of the other Transactions illegal or otherwise prohibiting or preventing consummation of the Merger.

(c) Required Stockholder Approval. The Required Stockholder Approval shall have been obtained.

6.2 Conditions to the Obligations of Purchaser and Merger Sub. The obligations of Purchaser and Merger Sub to commence with the Closing and effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, exclusively by Purchaser and Merger Sub:

(a) Representations and Warranties. The representations and warranties of the Company in this Agreement (other than the Company Fundamental Representations) shall have been true and correct in all material respects (without giving effect to any limitation as to “materiality” set forth therein) on the date they were made and shall be true and correct (without giving effect to any limitation as to “materiality” set forth therein) on and as of the Closing Date as though such representations and warranties were made on and as of such date (other than such representations and warranties of the Company as of a specified date, which shall be true and correct in all material respects as of such date), except where the failure of such representations and warranties to be so true and correct would not have a Material Adverse Effect. The Company Fundamental Representations in this Agreement shall have been true and correct in all material respects on the date they were made and shall be true and correct in all respects on and as of the Closing Date as though such representations and warranties were made on and as of such date; provided that the representations set forth in Section 2.5 shall be true and correct in all respects on and as of the Closing Date as though such representations and warranties were made on and as of such date.

(b) Covenants. The Company shall have performed (or caused to have been performed) and complied in all material respects with each of the covenants and obligations under this Agreement relating to actions to be taken (or not taken) by the Company and the Company Subsidiaries prior to the Closing.

(c) No Material Adverse Effect. There shall not have occurred a Material Adverse Effect on the Company.

(d) No Litigation. Except for appraisal rights exercised by dissenting Equityholders, there shall be no Action of any nature pending, or threatened in writing, against Purchaser, the Company, the Company Subsidiaries, or their respective properties or any of their respective officers or directors (in their respective capacities as officers and directors of Purchaser, the Company or the Company Subsidiaries) by any Person (x) seeking to restrain, enjoin or otherwise prohibit the Merger or the Transactions, or (y) arising out of or in any way connected with the Merger or the other Transactions.

(e) Appraisal Rights. The Company shall have provided evidence of the delivery of a notice in accordance with the applicable provisions of Delaware Law such that no stockholder of the Company will be able to exercise appraisal rights if such stockholder has not perfected such appraisal rights in accordance with Delaware Law.

(f) No Burdensome Regulatory Conditions. No Governmental Entity shall have enacted, issued, promulgated, enforced, entered or deemed applicable to the Merger any Legal Requirement (whether temporary, preliminary or permanent), and no such Legal Requirement (whether temporary, preliminary or permanent) is threatened, which is in effect and which requires, or, if enacted, issued, promulgated, enforced, entered or deemed applicable would reasonably be expected to require the Company or Purchaser, or any of their respective Subsidiaries to agree to any material change to their respective businesses as currently conducted and as currently contemplated to be conducted.

(g) Accredited Investor Questionnaires. Purchaser shall have received from the Company all accredited investor questionnaires received by the Company from the Equityholders in connection with the transactions contemplated by this Agreement, in form and substance reasonably acceptable to Purchaser (each, an “Accredited Investor Questionnaire”).

(h) Resignation of Directors. Purchaser shall have received an executed resignation and release letter in a form reasonably acceptable to Purchaser, effective as of immediately prior to the Effective Time, from each director of the Company.

(i) Company Closing Statement. Purchaser shall have received the Company Closing Statement, certified as complete and correct by the Chief Executive Officer and Chief Financial Officer of the Company as of the Closing Date.

(j) Spreadsheet. Purchaser shall have received the Spreadsheet, certified as complete and correct by the Chief Executive Officer and Chief Financial Officer of the Company as of the Closing Date.

(k) Closing Indebtedness Pay-off Letters; Closing Expense Pay-off Letters. Purchaser shall have received from the Company duly and validly executed Closing Indebtedness Pay-off Letters, and Closing Expense Pay-off Letters.

(l) Certificate of the Company. Purchaser shall have received a certificate from the Company, validly executed by the Chief Executive Officer and Chief Financial Officer of the Company for and on the Company’s behalf, certifying the satisfaction of the conditions set forth in Section 6.2(a) through Section 6.2(d).

(m) Certificate of Secretary of Company. Purchaser shall have received a certificate, validly executed by the Secretary of the Company certifying (i) as to the terms and effectiveness of the Charter Documents, (ii) as to the valid adoption of resolutions of the Company Board (whereby the Merger and the transactions contemplated hereunder were approved by the Company Board) and (iii) that the Required Stockholder Approval has been obtained.

(n) Certificate of Good Standing. Purchaser shall have received a certificate of good standing from the Secretary of State of the State of Delaware which is dated within five (5) Business Days prior to Closing with respect to the Company.

(o) Withholding Documentation. Purchaser shall have received (i) a properly executed statement, in substantially the form attached hereto as Exhibit C, dated as of the Closing Date and executed by the Company, certifying that the Company is not a “United States real property holding corporation” (within the meaning of Section 897(c)(2) of the Code), and (ii) a “FIRPTA Notification Letter,” in substantially the form attached hereto as Exhibit D, dated as of the Closing Date and executed by the Company.

(p) UTXO MSA Termination. Purchaser shall have closed the UTXO Merger and received evidence of termination of the UTXO MSA, effective as of the Effective Time.

(q) Lock-Up Agreements. Purchaser shall have received Lock-Up Agreements validly executed by (i) all officers of the Company, (ii) the Company Stockholders owning at least four percent (4%) of Company Common Stock on an as converted basis, and (iii) the individual(s) set forth on Schedule 6.2(q).

(r) Employment Agreements and Independent Contractor Agreement. Purchaser shall have received (i) an employment agreement, in a form reasonably satisfactory to Purchaser, duly executed by each of Brandon Green and Didier Lewis and (ii) an independent contractor agreement, in a form reasonably satisfactory to Purchaser, duly executed by John Christovich.

6.3 Conditions to the Obligations of the Company. The obligations of the Company to commence with the Closing and to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, exclusively by the Company:

(a) Representations and Warranties. The representations and warranties of Purchaser and Merger Sub in this Agreement shall have been true and correct in all material respects (without giving effect to any limitation as to “materiality” set forth therein) on the date they were made and shall be true and correct in all material respects (without giving effect to any limitation as to “materiality” set forth therein) on and as of the Closing Date as though such representations and warranties were made on and as of such date (other than such representations and warranties of Purchaser and Merger Sub as of a specified date, which shall be true and correct in all material respects as of such date).

(b) Covenants. Each of Purchaser and Merger Sub shall have performed and complied in all material respects with all covenants and obligations under this Agreement required to be performed and complied with by the Company as of the Closing.

(c) NASDAQ Listing. As of Closing, the Purchaser Capital Stock must remain listed on the NASDAQ.

Article VII

Termination, Amendment and Waiver

7.1 Termination. At any time prior to the Closing, this Agreement may be terminated and the Merger abandoned by authorized action taken by the terminating party, whether before or after the Required Stockholder Approval:

(a) by mutual written consent of Purchaser and the Company;

(b) by either Purchaser or the Company, if the Closing shall not have occurred on or before May 17, 2026 or such other date that Purchaser and the Company may agree upon in writing (the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose breach of this Agreement has been a principal cause of or resulted in the failure of the Closing to occur on or before the Termination Date and such action or failure to act constitutes breach of this Agreement;

(c) by Purchaser if the Required Stockholder Approval is not delivered to Purchaser within five (5) Business Days after the execution of this Agreement;

(d) by either Purchaser or the Company, if any Legal Requirement shall be in effect which has the effect of making the Merger or any other transaction contemplated by this Agreement illegal or otherwise prohibits the consummation of the Merger or any other transaction contemplated by this Agreement; provided, that, in the case of any such Legal Requirement that is an Order, such Order has become final and non-appealable;

(e) by Purchaser or Company, if any Governmental Entity shall have taken any action, or enacted, issued, promulgated, enforced, entered or deemed applicable to the Merger any Legal Requirement, that would result in the Company or Purchaser or any of their respective Subsidiaries being required to materially change their respective businesses as currently conducted or as currently contemplated to be conducted;

(f) by Purchaser, if there has been a breach of or inaccuracy in any representation, warranty, covenant or agreement of the Company set forth in this Agreement and such breach or inaccuracy has not been cured within fifteen (15) Business Days after receipt by the Company of written notice of such breach (provided however, that no such cure period shall be available or applicable to any such breach which by its nature cannot be cured) and if not cured within the time frame above and at or prior to the Closing, such breach would result in a failure of any of the conditions set forth in Section 6.2(a) or Section 6.2(b) to be satisfied; or

(g) by Company, if there has been a breach of or inaccuracy in any representation, warranty, covenant or agreement of Purchaser set forth in this Agreement and such breach or inaccuracy has not been cured within fifteen (15) Business Days after receipt by Purchaser of written notice of such breach (provided however, that no such cure period shall be available or applicable to any such breach which by its nature cannot be cured) and if not cured within the time frame above and at or prior to the Closing, such breach would result in a failure of any of the conditions set forth in Sections 6.3(a) or (b) to be satisfied.

7.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 7.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Purchaser, Merger Sub, the Company or their Affiliates or respective Representatives; provided, however, that each party hereto and each Person shall remain liable for any willful and material breaches of this Agreement; provided, further, however, that (a) the provisions of Section 5.4 (Expenses), Section 5.8 (Contract Notices, Consents), Section 5.11 (Confidentiality), this Section 7.2 (Effect of Termination), the exculpation and indemnification provisions of Section 8.7 (Stockholder Representative), and Article IX (General Provisions) shall remain in full force and effect and survive any termination of this Agreement, and (b) nothing herein shall relieve any party hereto from liability in connection with any knowing, intentional and material breach of such party’s representations, warranties or covenants contained herein.

7.3 Amendment. Subject to the provisions of applicable Legal Requirements, the parties hereto may amend this Agreement by authorized action at any time pursuant to an instrument in writing signed on behalf of each of the parties hereto. To the extent permitted by applicable Legal Requirements, Purchaser and the Stockholder Representative may cause this Agreement to be amended at any time after the Closing by execution of an instrument in writing signed on behalf of Purchaser and the Stockholder Representative.

7.4 Extension; Waiver. At any time at or prior to the Closing, any party hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. At any time after the Closing, the Stockholder Representative and Purchaser may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions for the benefit of such Person contained herein. Without limiting the generality or effect of the preceding sentence, no delay in exercising any right under this Agreement shall constitute a waiver of such right, and no waiver of any breach or default shall be deemed a waiver of any other breach or default of the same or any other provision in this Agreement.

7.5 Termination Fee. In consideration for the considerable time, effort and expense to be undertaken by the Company and Purchaser in connection with the transactions contemplated by this Agreement, if this Agreement is terminated (a) by Purchaser in accordance with Section 7.1(f), and provided that Purchaser does not pursue and obtain a full remedy through specific performance, the Company shall pay to Purchaser an amount equal to five million dollars ($5,000,000) (the “Termination Fee”), or (b) by the Company in accordance with Section 7.1(g), and provided that the Company does not pursue and obtain a full remedy through specific performance, Purchaser shall pay to the Company the Termination Fee. The parties agree that the foregoing provision is fair and reasonable in light of the anticipated or actual harm caused by a breach or failure to close, the difficulties of proof of loss and the inconvenience or non-feasibility of otherwise obtaining an adequate remedy. Notwithstanding anything in this Agreement to the contrary, except in the case of fraud, intentional misconduct or a willful and material breach of this Agreement by Purchaser or the Company, in the event the Termination Fee is paid by Purchaser or the Company, such payment shall be the sole and exclusive remedy for the non-breaching party as liquidated damages for any and all Losses against the breaching party and its former, current and future directors, officers, employees, agents, shareholders, Affiliates and assignees, including for any Losses suffered as a result of the termination of this Agreement or the failure to consummate the Transactions, and upon payment of such Termination Fee, no party shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions.

Article VIII

Indemnification

8.1 Survival. Subject to the limitations set forth herein, the representations, warranties, and certifications of the Company contained in this Agreement (as modified by the Disclosure Schedule) and the certificates respectively contemplated in Section 6.2 shall survive the Closing and remain in full force and effect until the date that is twelve (12) months following the Closing Date (or if such date is not a Business Day, until such time on the first Business Day thereafter) (the “General Survival Date”); provided, however, that in the event of fraud, willful breach or intentional misrepresentation with respect to a representation, warranty, or certification of the Company contained in this Agreement or in any of the certificates respectively contemplated in Section 6.2, as applicable, such representation, warranty, or certification shall not terminate; provided, further, however, that the representations and warranties contained in Section 2.1 (Organization and Good Standing), Section 2.2 (Authority and Enforceability), Section 2.3 (Governmental Approvals and Consents), Section 2.5 (Company Capital Structure), Section 2.13 (Financial Advisors), and Section 2.15 (Tax Matters) (collectively, the “Company Fundamental Representations”), with the exception of the representations and warranties contained in Section 2.15 (Tax Matters), shall remain in full force and effect for a period of three (3) years following the Closing Date (the “Company Fundamental Representations Survival Date”). The representations and warranties contained in Section 2.15 (Tax Matters) shall survive until the expiration of the statute of limitations applicable to the subject matter of each such representation and warranty plus sixty (60) days (the “Company Tax Matters Survival Date” and together with the Company Fundamental Representations Survival Date and the General Survival Date, as applicable, the “Survival Date”). The representations, warranties, and certifications of Purchaser contained in this Agreement (including any exhibit, schedule, or appendix hereto), or in any certificate or other instrument delivered pursuant to this Agreement shall terminate at the Closing. The covenants of the Company and the other parties hereto shall survive until the later of performance in accordance with the terms of this Agreement or twelve (12) months; provided, however, that in the event of fraud, willful breach or intentional misrepresentation with respect to a representation or warranty of Purchaser contained in this Agreement, such representation or warranty shall not terminate. Notwithstanding anything to the contrary set forth in this Agreement, in the event that a Claim Notice asserting a breach of a representation, warranty, certification or covenant, or an Indemnifiable Matter is delivered in accordance with the terms of this Agreement before the date on which such representation, warranty, certification, covenant, or Indemnifiable Matter ceases to survive, then the claims set forth in such Claim Notice shall survive for the benefit of all Indemnified Parties beyond the expiration of the applicable Survival Date for such representation, warranty, certification, covenant, or Indemnifiable Matter until finally and fully resolved.

8.2 Indemnification.

(a) From and after and by virtue of the Merger, but subject to the applicable provisions of this Article VIII, the Majority Stockholders receiving any portion of the Total Closing Consideration (collectively, the “Seller Indemnifying Parties”) shall severally and not jointly (except all obligations satisfied pursuant by the Holdback Shares shall be joint and several), and subject to the limitations of this Article VIII, indemnify, defend and hold harmless Purchaser and each of its Affiliates (including the Surviving Corporation) and their respective Representatives, and each Person, if any, who controls or may control Purchaser or such Affiliate within the meaning of the Securities Act (each of the foregoing being referred to individually as an “Purchaser Indemnified Party” and collectively as “Purchaser Indemnified Parties”) from and against, and pay and reimburse each Purchaser Indemnified Party for, any and all claims, losses, liabilities, damages (including consequential damages), deficiencies, Taxes, diminution in value, costs, interest, awards, judgments, penalties, fees and expenses, including reasonable fees and expenses of lawyers, consultants, and other professionals, including any such reasonable costs, fees, and expenses incurred by the Purchaser Indemnified Parties in connection with investigating, defending against or settling any of the foregoing (each an “Purchaser Loss” and collectively, “Purchaser Losses”) to the extent directly or indirectly, whether or not due to a Third Party Claim, arising out of, resulting from, relating to, or in connection with:

(i) any failure or breach of, or inaccuracy in, as of the Agreement Date or as of the Closing Date as if made at the Closing Date or, for representations and warranties of the Company made as of a specified date, any failure or breach of, or inaccuracy in, as of such date, any representation or warranty made by the Company in this Agreement (as modified by the Disclosure Schedule) or the certificates respectively contemplated in Section 6.2;

(ii) any breach of, default in, or the Company’s failure to comply, in each case prior to the Effective Time, with any of the covenants or agreements made by the Company in this Agreement;

(iii) any Unpaid Liabilities that are not taken into account in the calculation of the Final Total Closing Consideration;

(iv) any Pre-Closing Taxes;

(v) any Equityholder Matters;

(vi) the matters set forth on Schedule 8.2(a)(vi);

(the matters described in the foregoing clauses (i) through (vi) being referred to herein as the “Indemnifiable Matters”).

(b) From and after and by virtue of the Merger, but subject to the applicable provisions of this Article VIII, Purchaser and the Surviving Corporation shall indemnify, defend and hold harmless the Equityholders, each of their respective Affiliates and Representatives, and each Person, if any, who controls or may control a Equityholder or such Affiliate within the meaning of the Securities Act (each of the foregoing being referred to individually as a “Seller Indemnified Party” and collectively as “Seller Indemnified Parties”) from and against, and pay and reimburse each Seller Indemnified Party for, any and all claims, losses, liabilities, damages (including consequential damages), deficiencies, Taxes, diminution in value, costs, interest, awards, judgments, penalties, fees and expenses, including reasonable fees and expenses of lawyers, consultants, and other professionals, including any such reasonable costs, fees, and expenses incurred by the Seller Indemnified Parties in connection with investigating, defending against or settling any of the foregoing (each a “Seller Loss” and collectively, “Seller Losses”) to the extent directly or indirectly arising out of, resulting from, relating to, or in connection with any breach of, default in, or Purchaser’s or Merger Sub’s failure to comply with any of the covenants or agreements made by either of them in this Agreement. As used herein, a “Loss” shall refer to an Purchaser Loss or a Seller Loss, as applicable, and an “Indemnified Party” shall refer to an Purchaser Indemnified Party or a Seller Indemnified Party, as applicable (provided, that, with respect to any actions to be taken by an Indemnified Party with respect to a claim for indemnification under this Article VIII. “Indemnified Party” shall mean Purchaser or the Stockholder Representative, on behalf of the Equityholders, as applicable) and the “Indemnifying Party” shall refer to the party obligated to indemnify such Indemnified Party or, more specifically, as a “Seller Indemnifying Party” and the “Seller Indemnifying Parties” or a “Purchaser Indemnifying Party” and the “Purchaser Indemnifying Parties”.

(c) For the purpose of this Article VIII only, when determining the amount of Losses suffered by an Indemnified Party as a result of any breach or inaccuracy of a representation or warranty of the applicable Indemnifying Party or any failure by the applicable Indemnifying Party to perform or comply with any covenant or agreement applicable to it that is qualified or limited in scope as to materiality or Material Adverse Effect, such representation, warranty, covenant or agreement shall be deemed to be made without such qualification or limitation.

8.3 Limitations and Other Indemnification Matters.

(a) The Seller Indemnifying Parties (including any officer or director of the Company) shall not have any right of contribution, indemnification, compensation, reimbursement or right of advancement from the Surviving Corporation or Purchaser or any of their Affiliates with respect to any Loss owed by such Seller Indemnifying Party pursuant to this Article VIII by reason of any obligations of the Company to such Seller Indemnifying Party in his, her, or its capacity as a controlling Person, a holder of Equity Interests, director, officer, manager, employee or agent of the Company.

(b) Any payments made to a Purchaser Indemnified Party pursuant to this Article VIII will be treated as adjustments to the Base Consideration for Tax purposes and such agreed treatment will govern for purposes of this Agreement, unless otherwise required by applicable Legal Requirements.

(c) Subject to Section 8.3(d), this Article VIII shall be the sole and exclusive remedy of the Indemnified Parties from and after the Closing for any claims arising out of or related to this Agreement or the Merger, including claims of any inaccuracy in or breach of any representation, warranty or covenant in this Agreement; provided, however, that this Section 8.3(c) shall not be deemed a waiver by any party of any right to specific performance or injunctive relief and nothing in this Agreement shall limit the liability of any Person (other than Purchaser and each of its Affiliates and their respective Representatives, and each Person, if any, who controls or may control Purchaser or such Affiliate within the meaning of the Securities Act) (and this Article VIII shall not be the sole and exclusive remedy of the Purchaser Indemnified Parties) in connection with any fraud, willful breach or intentional misrepresentation committed by such Person or in which such Person was an accomplice with respect to any fraud, willful breach or intentional misrepresentation.

(d) Except in the case of fraud, willful breach or intentional misrepresentation, and Losses owed to any Purchaser Indemnified Party pursuant to Section 8.2 as result of any failure or breach of, or inaccuracy in the Company Fundamental Representations, (i) the Purchaser Indemnified Parties may not recover any Losses pursuant to a claim under Section 8.2(a)(i) or Section 8.2(a)(iv) unless and until the Purchaser Indemnified Parties, as a group, shall have paid, incurred, suffered or sustained at least one percent (1%) of the Final Majority Stockholder Consideration Value in Losses in the aggregate (the “Threshold Amount”), in which case the Purchaser Indemnified Parties shall be entitled to recover all such Losses in excess of the Threshold Amount, and (ii) the recovery of the Purchaser Indemnified Parties for claims under Section 8.2(a)(i) shall be satisfied solely from the Indemnity Holdback Shares.

(e) With respect to Losses owed by a Seller Indemnifying Party to any Purchaser Indemnified Party:

(i) pursuant to Section 8.2(a)(i) (other than with respect to Company Fundamental Representations), such Losses shall be satisfied solely from the Indemnity Holdback Shares using a per share value equal to the Closing Date Stock Price;

(ii) pursuant to Section 8.2(a)(i) (with respect to Company Fundamental Representations) through Section 8.2(a)(v), such Losses shall be satisfied (A) first, by the Indemnity Holdback Shares on a joint and several basis, using a per share value equal to the Closing Date Stock Price, (B) second, by the Majority Stockholders on a several and not joint basis, by surrender and cancellation of shares of Purchaser Capital Stock, and (C) third, by the Majority Stockholders on a several and not joint basis, by payment in cash; provided, that in the case of this clause (C), no Majority Stockholder shall be liable for any cash amounts on a per Seller Indemnifying Party basis in excess of the amount of proceeds from sales, if any, by such Seller Indemnifying Party of Purchaser Capital Stock; and provided further, that the total amounts deemed received from such sales, if any, will be the lesser of the actual sale amount per share of Purchaser Capital Stock and the Closing Date Stock Price; and

(iii) pursuant to Section 8.2(a)(vi), such Losses shall be satisfied by David Bailey and Tyler Evans on a several and not joint basis by, at such Equityholder’s discretion, (A) surrender and cancellation of shares of Purchaser Capital Stock or (B) by payment in cash.

For purposes of determining the value of any shares of Purchaser Capital Stock cancelled or surrendered to satisfy claims for indemnification pursuant to each of the foregoing Section 8.3(e)(i), Section 8.3(e)(ii), and Section 8.3(e)(iii) the value of such shares of Purchaser Capital Stock shall be deemed to be the greater of the Closing Date Stock Price or the price per share at the end of the trading day immediately preceding the date the applicable Losses were finally determined. Notwithstanding anything to the contrary herein, the foregoing limitations in this Section 8.3(e) shall not apply in the event of fraud, willful breach or intentional misrepresentation.

(f) Notwithstanding anything to the contrary contained in this Agreement, and except in the event of fraud, willful breach or intentional misrepresentation:

(i) the aggregate liability of the Majority Stockholders for any and all claims pursuant to Section 8.2(a)(i) with respect to any failure or breach of, or inaccuracy in the representations set forth in Section 2.15 (Tax Matters) or Section 8.2(a)(iv) (Pre-Closing Taxes) shall not exceed fifty percent (50%) of the Final Majority Stockholder Consideration Value actually received by such Equityholder pursuant to the terms of this Agreement;

(ii) the aggregate liability of David Bailey and Tyler Evans for any and all claims pursuant to Section 8.2(a)(vi) shall not exceed eight hundred thousand dollars ($800,000);

(iii) the aggregate liability the Majority Stockholders for any and all claims arising out of or related to this Agreement, including any claims for indemnification pursuant to this Article VIII, shall not exceed seventy five percent (75%) of the Final Majority Stockholder Consideration Value actually received by such Equityholder pursuant to the terms of this Agreement. In no event shall any Equityholder that is not a Majority Stockholder be liable for any and all claims pursuant to Section 8.2(a), except in the event of fraud, willful breach or intentional misrepresentation of such Equityholder.

(g) The amount of any Loss payable under this Article VIII by an Indemnifying Party shall be net of any amounts actually recovered by the Indemnified Party from insurance policies (the “Alternative Arrangements”). For the avoidance of doubt, the Indemnified Parties shall have no obligation to pursue recovery of any Losses through Alternative Arrangements.

8.4 Release of the Holdback Shares. On or prior to the date that is five (5) Business Days after the General Survival Date, Purchaser shall issue or cause to be issued to the Majority Stockholders a number of shares of Purchaser Capital Stock equal to (a)(i) the Indemnity Holdback Amount, less (ii) the aggregate amount of all Losses specified in Claim Notices delivered prior to the end of the General Survival Date for indemnification claims in accordance with the terms of this Agreement that have not been resolved prior to the Survival Date, divided by (b) the Closing Date Stock Price (the “Initial Holdback Release Consideration”). Upon the resolution of all pending claims for which a portion of the Holdback Shares was withheld on the General Survival Date, Purchaser shall promptly, and in any event within five (5) Business Days, issue or cause to be issued all then-remaining Indemnity Holdback Shares if such pending claim was resolved in favor of the Seller Indemnified Parties (the “Final Holdback Release Consideration”).

8.5 Claims.

(a) In the event any Indemnified Party is made a party to or otherwise becomes subject to any Action instituted by any third party for which the liability or the costs or expenses constitute Losses, or the Indemnified Party otherwise incurs, pays, reserves or accrues a liability, and for which indemnification may reasonably be sought under this Article VIII and such Indemnified Party wishes to assert a claim under this Article VIII, the Indemnified Party shall promptly deliver to such Indemnifying Party (and, with respect to the Seller Indemnifying Parties, the Stockholder Representative) a certificate signed by one of its authorized representatives (a “Claim Notice”) stating the estimated amount of such Losses to the extent reasonably estimable (which, in the case of Losses not yet incurred, paid, reserved or accrued, may be the maximum amount reasonably and in good faith anticipated by the Indemnified Party to be incurred, paid, reserved or accrued).

The date of such delivery of a Claim Notice is referred to herein as the “Claim Date” of such Claim Notice (and the claims for indemnification, compensation, or reimbursement contained therein).

(b) The Stockholder Representative or Purchaser, as applicable, may object to a claim set forth in a Claim Notice by delivering to the other a written statement of objection to the claim made in the Claim Notice (an “Objection Notice”), provided that, to be effective, such Objection Notice must (i) be delivered to the Indemnified Party prior to the thirtieth (30th) day following the Claim Date of the Claim Notice (such deadline, the “Objection Deadline” for such Claim Notice and the claims for indemnification, compensation, or reimbursement contained therein) and (ii) set forth in reasonable detail the nature of the objections to the claims in respect of which the objection is made.

(c) If the Stockholder Representative or Purchaser, as applicable, does not object in writing (as provided in Section 8.5(b)) to the claims contained in a Claim Notice prior to the Objection Deadline for such Claim Notice, such failure to so object shall be an irrevocable acknowledgment by the Stockholder Representative on behalf of the Seller Indemnifying Parties or Purchaser on behalf of the Purchaser Indemnifying Parties, as applicable, that the applicable Indemnified Parties are entitled to the full amount of the claims for Losses set forth in such Claim Notice (and such entitlement shall be conclusively and irrefutably established) (any such claim, an “Unobjected Claim”).

(i) In such event, where the Indemnified Parties are Purchaser Indemnified Parties, Purchaser shall retain such number of Holdback Shares having an aggregate value equal to the amount of Losses set forth in the Unobjected Claim.

(ii) In such event, where the Indemnified Parties are Seller Indemnified Parties, the Purchaser Indemnifying Parties shall, within ten (10) days following the Objection Deadline, pay in cash the Losses set forth in such Unobjected Claim to the Exchange Administrator for further distribution to the Equityholders.

8.6 Third-Party Claims. In the event that Purchaser Indemnified Party or Stockholder Representative becomes aware of a third-party Action which constitutes a matter for which either (a) an Indemnified Party is entitled to indemnification, compensation, or reimbursement under Section 8.2 or (b) if determined adversely to an Indemnified Party, would provide a basis for a claim under any of the Indemnifiable Matters (each such claim, a “Third Party Claim”), the Seller Indemnifying Party or Purchaser Indemnifying Party (each an “Indemnifying Party”), as applicable, shall have the right upon providing written notice to the party or parties providing the notice of the Third Party Claim within ten (10) Business Days of receipt of such Third Party Claim to conduct the defense of and to settle or resolve any such claim, and the costs and expenses incurred by the Indemnifying Party in connection with the investigation and defense of such claim (including reasonable attorneys’ fees, other professionals’ and experts’ fees and court or arbitration costs shall be deemed Losses for which the Indemnified Party is entitled to indemnification, compensation and reimbursement in accordance with and to the extent provided in this Article VIII regardless of the outcome of such Third Party Claim). Should the Indemnifying Party, decline to defend or fail to defend a Third Party Claim, the Indemnifying Party shall be entitled, at its expense, to participate in, but not to determine or conduct, any defense of the Third Party Claim or settlement negotiations with respect to the Third Party Claims. Notwithstanding any other provision of this Agreement, the Indemnifying Party shall not enter into any settlement of any Third Party Claim without the prior written consent of the Indemnified Party; provided that such consent shall not be unreasonably withheld or delayed so long as (i) a firm offer is made to settle a Third Party Claim that (A) does not impose injunctive or other equitable relief (other than customary confidentiality obligations with respect to the terms of a settlement) against the Indemnified Party or any of its Affiliates, (B) would not lead to the creation of a financial obligation on the part of the Indemnified Party or any of its Affiliates, (C) provides, in customary form, for the full, unconditional written release of each Indemnified Party and its Affiliates from all liabilities in connection with such Third Party Claim and (D) does not adversely affect the conduct of the business of the Indemnified Party or any of its Affiliates. Notwithstanding anything to the contrary contained in this Agreement, the procedures for all Tax Contests shall be governed exclusively by Section 5.6(c) (and not this Section 8.6).

8.7 Stockholder Representative.

(a) By virtue of execution and delivery of a Letter of Transmittal, and the adoption of this Agreement and the approval of the Merger by the Equityholders, each of the Equityholders shall be deemed to have agreed to appoint Calli S. Bailey as the Stockholder Representative, to act as its, his or her exclusive agent and attorney-in-fact with the authority (but subject to the limitations on authority set forth in this Agreement) to: (i) give and receive notices and communications to or from Purchaser or any other Purchaser Indemnified Party relating to this Agreement or any of the transactions and other matters contemplated hereby or thereby (except to the extent that this Agreement expressly contemplates that any such notice or communication shall be given or received by the Equityholders individually); (ii) object to any claims for indemnification, compensation, or reimbursement under this Article VIII, including those directly against Seller Indemnifying Parties; (iii) consent or agree to, negotiate, enter into settlements and compromises of, and represent the interests of the Seller Indemnifying Parties in any dispute relating to, and comply with Orders with respect to, any claims for indemnification, compensation, or reimbursement under this Article VIII; and (iv) take all actions necessary or appropriate in the judgment of the Stockholder Representative for the accomplishment of the foregoing, in each case without having to seek or obtain the consent of any Person under any circumstance; provided, however, that for clarity, in no event shall the Stockholder Representative, through such settlements and compromises, or otherwise, increase any Seller Indemnifying Party’s indemnification obligations beyond that expressly contemplated by this Agreement. The Stockholder Representative shall only have the power and authority to act regarding matters pertaining to the Equityholders as a group and not individually, and shall not have power or authority to treat any particular Equityholders in a manner different from any other Equityholders (except in accordance with the Spreadsheet). The Stockholder Representative may resign at any time in accordance with the terms of the Stockholder Representative’s engagement letter.

(b) The Stockholder Representative will incur no liability of any kind with respect to any action or omission by the Stockholder Representative in connection with its services pursuant to this Agreement and the agreements ancillary hereto, except in the event of liability directly resulting from the Stockholder Representative’s gross negligence, fraud, willful misconduct or bad faith. The Equityholders shall severally, but not jointly (in accordance with the Spreadsheet) indemnify the Stockholder Representative and hold the Stockholder Representative harmless against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, “Representative Losses”) arising out of or in connection with the Stockholder Representative’s execution and performance of this Agreement and any agreements ancillary hereto, in each case as such Representative Loss is suffered or incurred; provided, that in the event that any such Representative Loss is finally adjudicated to have been directly caused by the gross negligence, willful misconduct, fraud or bad faith of the Stockholder Representative, the Stockholder Representative will reimburse the Equityholders the amount of such indemnified Representative Loss to the extent attributable to such gross negligence, willful misconduct, fraud or bad faith. If not paid directly to the Stockholder Representative by the Equityholders, any such Representative Losses may be recovered by the Stockholder Representative from the Holdback Shares; provided, that while this section allows the Stockholder Representative to be paid from the aforementioned source of funds, this does not relieve the Equityholders from their obligation to promptly pay such Representative Losses as they are suffered or incurred, nor does it prevent the Stockholder Representative from seeking any remedies available to it at law or otherwise. In no event will the Stockholder Representative be required to advance its own funds on behalf of the Equityholders or otherwise. Notwithstanding anything in this Agreement to the contrary, any restrictions or limitations on liability or indemnification obligations of the Equityholders set forth elsewhere in this Agreement are not intended to be applicable to the indemnities provided to the Stockholder Representative under this section. The foregoing indemnities will survive the Closing, the resignation or removal of the Stockholder Representative or the termination of this Agreement.

(c) Notwithstanding anything to the contrary in this Agreement or any Related Agreement, the Stockholder Representative shall only have the power or authority to act regarding matters pertaining to the Equityholders as a group and not individually and, shall not have power or authority to treat any particular Equityholder in a manner different from any other Equityholders (except to the extent expressly contemplated by this Agreement or such Related Agreement) without the particular Equityholder’s consent, which will not be unreasonably withheld, conditioned or delayed. For the avoidance of doubt, the Stockholder Representative consenting to all or a portion of an Indemnifiable Matter, or the final determination of the Final Total Closing Consideration, or entering into a settlement agreement with respect to any of the foregoing, in accordance with the procedures, limitations of liability and Stockholder Representative authority set forth in this Agreement (as of the Agreement Date and as amended in compliance with Section 7.3) shall not be deemed to implicate or require the prior written approval of a Equityholder pursuant to the previous sentence.

(d) After the Closing, any notice or communication given or received by, and any decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of, the Stockholder Representative that is within the scope of the Stockholder Representative’s authority under this Agreement shall constitute a notice or communication to or by, or a decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of all the Seller Indemnifying Parties and shall be final, binding and conclusive upon each such Seller Indemnifying Party; and each Purchaser Indemnified Party shall be entitled to rely upon any such notice, communication, decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction as being a notice or communication to or by, or a decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of each and every such Seller Indemnifying Party.

(e) Immediately prior to the Closing, the Company shall wire to the Stockholder Representative two hundred fifty thousand dollars ($250,000) (the “Expense Fund Amount”). The Expense Fund Amount shall be held by the Stockholder Representative as agent and for the benefit of the Equityholders in a segregated client account and shall be used for the purposes of paying directly or reimbursing the Stockholder Representative for any expenses of the Stockholder Representative incurred pursuant to this Agreement (the “Expense Fund”). Any funds remaining in the Expense Fund upon completion of the Stockholder Representative’s duties shall be paid to the Equityholders in accordance with the Spreadsheet.

Article IX

General Provisions

9.1 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial messenger or international courier service, or mailed by registered or certified mail (return receipt requested) or sent via facsimile or e-mail (with acknowledgment of complete transmission) to the parties at the following addresses; provided, however, that notices sent by mail will not be deemed given until received:

(a)	if to Purchaser, Merger Sub or the Surviving Corporation, to:

Nakamoto Inc.

300 10th Ave South

Nashville, Tennessee 37203

Attention: Amanda Fabiano; Kyle Simon

E-mail: [***]; [***]

with a copy to (which copy shall not constitute notice):

Reed Smith LLP

10 South Wacker Drive, 40th Floor

Chicago, Illinois 60606

Attention: Robert McCann; Jennifer Riso; Katie Geddes

E-mail: rmccann@reedsmith.com; jriso@reedsmith.com and kgeddes@reedsmith.com

(b)	if to the Company prior to the Effective Time, to:

BTC, Inc,
6339 Charlotte Pike Unit #B321
Nashville, Tennessee 37209
Attention: Betsy Appleton
E-mail: [***]

with a copy (which shall not constitute notice) to:

Bradley Arant Boult Cummings LLP
200 Clinton Avenue West, Suite 900
Huntsville, Alabama 35801
Attention: George Smith
E-mail: g.smith@bradley.com

(c)	If to the Stockholder Representative, to:

Calli S. Bailey
[***]

and

P.O. Box 9021356
San Juan, Puerto Rico 00902

E-mail: [***]

Any party hereto may change the address to which notices and other communications hereunder are to be delivered by giving the other parties notice in the manner herein set forth.

9.2 Interpretation. When a reference is made in this Agreement to an Appendix, Exhibit or Schedule, such reference shall be to an Appendix, Exhibit or Schedule to this Agreement unless otherwise indicated. When a reference is made in this Agreement to an Article or a Section, such reference shall be to an Article or a Section of this Agreement unless otherwise indicated. The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” is used in the inclusive sense of “and/or.” The terms “or,” “any” and “either” are not exclusive. When used herein, the words “to the extent” shall be deemed to be followed by the words “but only to the extent.” The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any statute, rule or regulation shall be deemed to refer to such statute, rule or regulation as amended or supplemented from time to time, including through the promulgation of applicable rules or regulations. References to any Contract are to that Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; provided that with respect to any Contract listed on any Schedules hereto, all such amendments, modifications or supplements must also be listed in the appropriate Schedule. References to any Person include the successors and permitted assignees of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. References to one gender include all genders. When used herein, references to “$” or “dollar” shall be deemed to be references to dollars of the United States of America. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

9.3 Counterparts. This Agreement may be executed in two or more counterparts, each of which when so executed and delivered shall be an original, but all of which shall be considered one and the same instrument. Any such counterpart, to the extent delivered by means of a facsimile machine or by .pdf, .tif, .gif, .jpeg or similar attachment to electronic mail (any such delivery, an “Electronic Delivery”) shall be treated in all manners and respects as an original executed counterpart and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto shall raise the use of Electronic Delivery to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of Electronic Delivery as a defense to the formation of a contract, and each such party forever waives any such defense, except to the extent that such defense relates to lack of authenticity.

9.4 Entire Agreement; Parties in Interest. This Agreement, the Appendixes, Exhibits and Schedules hereto, the Disclosure Schedule, the Related Agreements, and the documents and instruments and other agreements among the parties hereto referenced herein constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings both written and oral, among the parties with respect to the subject matter hereof, and are not intended to confer upon any other Person any rights or remedies hereunder (except that Section 5.14 is intended to benefit the Company’s directors and officers and Article VIII is intended to benefit Indemnified Parties).

9.5 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise by any of the parties hereto without the prior written consent of the other parties hereto, and any such assignment without such prior written consent shall be null and void. Notwithstanding the foregoing, (i) Purchaser may assign this Agreement and any of its rights, interests or obligations hereunder, in connection with a merger, acquisition, sale of all or substantially all of its assets or other change in control transaction, (ii) Purchaser may assign its rights and delegate its obligations hereunder to its Affiliates as long as Purchaser remains ultimately liable for all of Purchaser’s obligations hereunder, and (iii) Purchaser may collaterally assign any of its rights, but not its obligations, under this Agreement to any of its financing sources; provided, however, that no such assignment shall relieve Purchaser of any of its obligations hereunder.

9.6 Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement shall continue in full force and effect and shall be interpreted so as reasonably to effect the intent of the parties hereto. The parties hereto shall use all reasonable efforts to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that shall achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

9.7 Specific Performance and Other Remedies.

(a) The parties to this Agreement agree that, in the event of any breach or threatened breach by the other party or parties hereto, any Equityholder of any covenant, obligation or other agreement set forth in this Agreement or any Related Agreement, as the case may be, (i) each party shall be entitled, without any proof of actual damages (and in addition to any other remedy that may be available to it), to an Order of specific performance or mandamus to enforce the observance and performance of such covenant, obligation or other agreement and an injunction preventing or restraining such breach or threatened breach, and (ii) no party hereto shall be required to provide or post any bond or other security or collateral in connection with any such Order or injunction or in connection with any related action or legal proceeding.

(b) Except as otherwise expressly stated herein, any and all remedies herein expressly conferred herein upon a party hereto shall be deemed to be cumulative with, and not exclusive of, any other remedy conferred hereby, or by law or in equity upon such party, and the exercise by a party hereto of any one remedy will not preclude the exercise of any other remedy.

(c) The liability of any Person under Article VIII will be in addition to, and not exclusive of, any other liability that such Person may have at law or in equity based on (i) such Person’s fraudulent acts or omissions or willful breach or intentional misrepresentation or (ii) any other fraudulent acts or omissions or willful breach or intentional misrepresentation of which such Person had actual knowledge.

9.8 Governing Law. This Agreement shall be governed by and construed in accordance with the Legal Requirements of the State of Delaware without reference to such state’s principles of conflicts of law. Each of the parties hereto irrevocably consents to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware (or, in the case of a federal claim as to which federal courts have exclusive jurisdiction, the United States District Court for the District of Delaware) and to the appellate courts therefrom in connection with any matter based upon or arising out of this Agreement or the matters contemplated herein, agrees that process may be served upon them in any manner authorized by the Legal Requirements of the State of Delaware for such persons and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction, venue and such process. Each party agrees not to commence any legal proceedings related hereto except in such courts.

9.9 Rules of Construction. The parties hereto have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, hereby waive, with respect to this Agreement, each Schedule, each Appendix and each Exhibit attached hereto, the application of any Legal Requirement or rule of construction providing that ambiguities in an agreement or other document shall be construed against the party drafting such agreement or document.

9.10 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT, OR OTHERWISE) ARISING OUT OF, RELATING TO, OR IN CONNECTION WITH THIS AGREEMENT, THE RELATED AGREEMENTS, THE MERGER OR THE OTHER TRANSACTIONS, OR THE ACTIONS OF ANY PERSON ARISING OUT OF, RELATING TO, OR IN CONNECTION WITH THE NEGOTIATION, ADMINISTRATION, EXECUTION, DELIVERY, PERFORMANCE OR ENFORCEMENT OF THIS AGREEMENT OR THE RELATED AGREEMENTS.

[Signature Page Next]

IN WITNESS WHEREOF, Purchaser, Merger Sub, the Company and the Stockholder Representative have each caused this Agreement to be executed and delivered individually or by their respective officers thereunto duly authorized, all as of the date first written above.

COMPANY:

BTC INC.

By:	/s/ Brandon Green
Name:	Brandon Green
Title:	Chief Executive Officer

STOCKHOLDER REPRESENTATIVE:

/s/ CALLI S. BAILEY
CALLI S. BAILEY

[Signature Page to Agreement and Plan of Merger]

PURCHASER:

NAKAMOTO INC.

By:	/s/ Amanda Fabiano
Name:	Amanda Fabiano
Title:	Chief Operating Officer

MERGER SUB:

BTC MERGER SUB, INC.

By:	/s/ Amanda Fabiano
Name:	Amanda Fabiano
Title:	President

[Signature Page to Agreement and Plan of Merger]

APPENDIX A
DEFINED TERMS

“Accredited Investor” means an Equityholder who completes and delivers to Purchaser an Accredited Investor Questionnaire in form and substance satisfactory to Purchaser certifying that such Equityholder is an “accredited investor” as set forth therein, or who Purchaser in its sole discretion determines to be an “accredited investor” (as such term is defined in Rule 501(a) under the Securities Act).

“Action” means any action, suit, claim, complaint, litigation, investigation, audit, legal proceeding, arbitration or other similar dispute.

“Adjustment Holdback Shares” means a number of Majority Stockholder Shares equal to (i) the Net Working Capital Holdback Amount, divided by (ii) the Reference Price.

“Affiliate” of any Person means another Person that directly or indirectly through one of more intermediaries controls, is controlled by or is under common control with, such first Person.

“AI Tools” means any IT systems, Technology, tools, products and services, that are built using, integrate, leverage, or otherwise interact with any machine-based system that, for explicit or implicit objectives, infers, from the input it receives, how to generate outputs such as predictions, content, recommendations, or decisions that may influence physical or virtual environments, and includes any definition provided by applicable Legal Requirements, and/or by Company or any Company Subsidiary in any of its written policies, procedures and contracts, for “artificial intelligence,” “generative artificial intelligence,” “artificial general intelligence,” “large language model,” “foundation model,” “machine learning,” “algorithm,” and any similar term.

“Anti-Corruption Laws” means the Foreign Corruption Practices Act of 1977 (15 U.S.C. §§ 78dd-1, et seq.), the UK Bribery Act of 2010, and any other applicable Legal Requirements prohibiting bribery or corruption.

“Base Consideration” means $377,220,593.90, payable in such number shares of Purchaser Capital Stock pursuant to the terms of Section 1.8.

“Business” means all of the operations and activities of the Company prior to the Closing Date, as operated after the Closing Date by the Surviving Corporation or Purchaser or any of its Affiliates.

“Business Day” means a day (a) other than Saturday or Sunday and (b) on which commercial banks are open for business in Nashville, Tennessee.

“Change in Control Payments” means any bonus, severance, termination, change in control, transaction, retention, profit-sharing or other similar compensation, benefits or payments to any Person (including payments with either “single-trigger” or “double-trigger” provisions) which are or may become payable by or on behalf of Purchaser or the Company in connection with the execution and delivery of this Agreement, the consummation of the Merger or any of the other transactions contemplated hereby or by the Company Related Agreements, in each case, including the employer portion of payroll Taxes.

Appendix A-1

“Closing Cash” means, without duplication, (i) the aggregate amount of all cash and cash equivalents held by the Company, whether on hand or in deposit, checking, brokerage or other accounts of, or in any safety deposit box or other physical storage device provided by, a financial institution, in each case to the extent constituting “cash and cash equivalents” under GAAP, plus, (ii) to the extent not already reflected in cash and cash equivalents, the aggregate amount of all un-cleared deposits of the Company, minus (iii) the aggregate amount of cash needed to fund checks, drafts, draws and any electronic disbursements written or ordered by the Company but not cleared prior to the Closing (including in respect of any repayment of Unpaid Liabilities to be made by the Company prior to the Closing); provided, however, that Closing Cash shall not include (x) any cash or cash equivalents subject to any legal or contractual restriction on the ability to transfer or use such cash or cash equivalents for any lawful purpose, including security deposits, collateral reserve accounts, escrow accounts, custodial accounts, and other similar restricted cash or cash equivalents, (y) pre-payments from customers, or (z) deposits from customers for Contracts with respect to which the Company has not completed performance.

“Closing Date Stock Price” means the average of the highest closing bid price and the lowest closing ask price per share of Purchaser Capital Stock on its primary exchange, as reported by Bloomberg, on the Closing Date; provided, that if the average cannot be calculated on such date on the foregoing basis, the Final Majority Stockholder Consideration Value shall be determined based on the fair market value of such shares on the Closing Date, as reasonably determined and in good faith by a majority of the disinterested independent directors of Purchaser.

“Closing Indebtedness” means, other than Assumed Indebtedness, (i) the aggregate amount of all Company Indebtedness that has not been repaid by, or on behalf of, the Company prior to, or concurrently with, the Closing and (ii) forty percent (40%) of all deferred revenue of the Company and the Company Subsidiaries, as determined in accordance with GAAP.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Company Board” means the board of directors of the Company.

“Company Capital Stock” means all of the issued and outstanding shares of Company Common Stock and Company Preferred Stock.

“Company Closing Statement” means a statement, in form and substance reasonably satisfactory to Purchaser, setting forth in reasonable detail: (i) the Company’s unaudited balance sheet as of the Closing Date immediately prior to and before giving effect to the Closing, which shall be prepared in accordance with GAAP and consistent with the internal accounting standards, policies and principles of the Company, in each case, as used in the preparation of the Company Financial Statements; (ii) the Net Working Capital Amount, including an itemized list of each asset and liability reflected therein, and each other element of the Net Working Capital; (iii) the Total Closing Consideration and each of the components and sub-components thereof; and (iv) all Transaction Expenses, which shall identify the Change in Control Payments incurred or anticipated to be incurred by or on behalf of the Company (including any Change in Control Payments anticipated to be incurred after the Closing), including an indication as to whether such amounts have been or will be paid by the Company prior to the Closing and those that will be paid concurrently with the Closing. The Company Closing Statement shall be certified as complete and correct by the Chief Executive Officer and Chief Financial Officer of the Company as of the Closing Date and delivered together with documentation reasonably satisfactory to Purchaser in support of the information, amounts, and calculations set forth therein.

“Company Common Stock” means the common stock of the Company, par value $0.00005 per share.

“Company Employee” means any current or former employee, officer or director of the Company, or any ERISA Affiliate, or Person engaged by the Company through a third party agency.

Appendix A-2

“Company Employee Agreement” means each management, employment, retention, change in control, severance, Tax gross-up, consulting, relocation, repatriation or expatriation agreement or other similar Contract between the Company and any Company Employee.

“Company Indebtedness” means the aggregate amount of all Indebtedness of the Company as of the particular date or time specified by the context.

“Company Option” means an option to purchase Company Capital Stock granted pursuant to the Company Option Plan or granted outside of the Company Option Plan to any Person.

“Company Optionholders” means the holders of Company Options.

“Company Option Plan” means the BTC Inc. 2018 Omnibus Incentive Plan, as amended.

“Company Preferred Stock” means the Company Series Seed Preferred Stock and the Company Series A Preferred Stock.

“Company Privacy Policy” means each external or internal, past or present privacy policy or representation, obligation, or promise of the Company and each Company Subsidiary relating to privacy, data security, or the collection, interception, obtainment, compilation, creation, retention, storage, security, disclosure, transfer, disposal, use, and other processing of any Covered Data.

“Company Product Data” means (i) all data and content uploaded or otherwise provided by or for customers or users (or their respective customers or users) of the Company to, or stored by or for customers or users (or their respective customers or users) of the Company on, the products of the Company; (ii) all data and content created, compiled, inferred, derived, or otherwise collected or obtained by or for the products of the Company or by or for the Company in its provision or operation of the products of the Company; and (iii) data and content compiled, inferred, or derived directly or indirectly from any of the data and content described in subclauses (i) and (ii) above.

“Company Related Agreements” means all agreements and certificates entered into by the Company or any of the Equityholders in connection with this Agreement and the transactions contemplated hereby.

“Company Securities” means the Company Capital Stock, the SAFEs, the Company Options, and any other Equity Interest of the Company.

“Company Series A Preferred Stock” means the preferred stock of the Company, par value $0.00005 per share, designated as Series A Preferred Stock.

“Company Series Seed Preferred Stock” means the preferred stock of the Company, par value $0.00005 per share, designated as Series Seed Preferred Stock.

“Company Stockholders” means the holders of Company Capital Stock.

“Company Subsidiary” means any Subsidiary of the Company.

“Competition Law” means any merger control or similar Legal Requirement that is applicable to the Merger and the other Transactions.

Appendix A-3

“Contract” means any written or oral contract, agreement, instrument, commitment, undertaking, or understanding of any nature (including leases, licenses, mortgages, notes, guarantees, sublicenses, subcontracts, letters of intent and purchase orders), whether formal or informal.

“Covered Data” means Company Product Data and Personal Data.

“Converted Optionholders” means the holders of Converted Options.

“Delaware Law” means the General Corporation Law of the State of Delaware.

“Dissenting Shares” means any shares of Company Capital Stock that are issued and outstanding immediately prior to the Effective Time and in respect of which the holder thereof has properly demanded appraisal or dissenters’ rights in accordance with Delaware Law in connection with the Merger, and who has not effectively withdrawn or lost such holder’s appraisal or dissenters’ rights under Delaware Law.

“Due Date” means the due date with respect to an applicable Tax Return (taking into account valid extensions).

“Encumbrance” means any lien, pledge, hypothecation, charge, claim, mortgage, security interest, encumbrance, right of way, right of first refusal, right of first offer, easement, license, or similar restriction.

“Environmental Laws” means, whenever in effect, all foreign, Federal, state and local laws, statutes, regulations, ordinances, rules, rules of common law and similar provisions having the force or effect of law relating to human or worker health and safety, pollution or protection of the environment or natural resources, including those relating to fines, orders, injunctions, penalties, damages, contribution, cost recovery compensation, investigation, losses, or injuries resulting from the release or threatened release of Hazardous Materials and the generation, use, storage, transportation, emission of, recycling of, or disposal of or exposure to Hazardous Materials in any manner applicable to the Business, the Company or any of its assets, including the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (42 U.S.C. §§ 9601 et seq.) (“CERCLA”), the Hazardous Materials Transportation Act (49 U.S.C. §§ 1801 et seq.), the Resource Conservation and Recovery Act of 1976 (42 U.S.C. §§ 6901 et seq.), the Federal Water Pollution Control Act (33 U.S.C. §§ 1251 et seq.), the Clean Air Act (42 U.S.C. §§ 7401 et seq.), the Toxic Substances Control Act of 1976 (15 U.S.C. §§ 2601 et seq.) and the Safe Drinking Water Act (42 U.S.C. §§300f-§§ 300j-11 et seq.).

“Equity Interests” means, with respect to any Person, (i) any share of capital stock of, or other ownership, membership, partnership, joint venture or equity interest in, such Person, (ii) any indebtedness, securities, options, warrants, call, subscription or other rights of, or granted by, such Person or any of its Affiliates that are convertible into, or are exercisable or exchangeable for, or giving any Person any right to acquire any such share of capital stock or other ownership, partnership, joint venture or equity interest, in all cases, whether vested or unvested, (iii) any stock appreciation right, phantom stock, interest in the ownership or earnings of such Person or other equity equivalent or equity-based award or right, or (iv) any Indebtedness having the right to vote (or convertible into or exchangeable for securities having the right to vote) on any matters on which any holder of securities of such Person may vote.

“Equityholder” means a Company Stockholder, SAFE Holder or Company Optionholder, in each case, immediately prior to the Effective Time.

Appendix A-4

“Equityholder Matters” means any claim by any current, former or purported Company Stockholder or other securityholder of the Company, or any other Person, asserting, alleging or seeking to assert rights with respect to or in connection with any Equity Interest, including any claim asserted, based upon or related to (i) the ownership or rights to ownership of any Equity Interests of the Company, (ii) any rights of a securityholder of the Company, including any rights to securities, antidilution protections, preemptive rights, rights of first offer or first refusal or rights to notice or to vote securities of the Company, (iii) any rights under the Charter Documents or the Company Option Plan, (iv) any actual or alleged breaches of fiduciary duty by any current or former director or officer of the Company, (v) the Merger or any other transactions contemplated by this Agreement or any Company Related Agreement to which the Company is a party, including any inaccuracy in the Spreadsheet, (vi) any claim that such Person’s securities were wrongfully issued or repurchased by the Company, or (vii) any Dissenting Share Payments, except, in each case, for the right following the Closing and in compliance with the terms of this Agreement of a Company Stockholder to receive such Person’s portion of the Base Consideration as provided herein and set forth on the Spreadsheet.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any entity (whether or not incorporated) other than the Company that is (or at any relevant time was) a member of a “controlled group of corporations” with, under common control with, or a member of an “affiliated service group” with, the Company under Section 414(b), (c), (m) or (o) of the Code.

“Ex-Im Approval” means required authorization under applicable Legal Requirements to export, import, or re-export products, services, software, or technology, including deemed exports and re-exports.

“Ex-Im Laws” means all applicable U.S. or non-U.S. laws, except to the extent non-U.S. Legal Requirements are inconsistent with U.S. Legal Requirements, relating to exports, re-exports, transfers (in-country), boycotts, or imports (e.g., valuation, classification, duty and tariff treatment, country-of-origin marking requirements), including the Export Administration Regulations (15 C.F.R. Parts 730-774); the International Traffic in Arms Regulations (22 C.F.R. Parts 120-130); the Foreign Trade Regulations (15 C.F.R. Part 30), and customs and import Legal Requirements administered by U.S. Customs and Border Protection (19 C.F.R. Parts 0-192).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Final Majority Stockholder Consideration Value” means (i) the Majority Stockholder Shares, multiplied by (ii) the Closing Date Stock Price.

“Final Total Closing Consideration Amount” means a dollar amount equal to (i) Final Total Closing Consideration multiplied by (ii) the Reference Price.

“Fully Diluted Number” means the sum of (i) the total number of shares of Company Capital Stock (including Dissenting Shares, but excluding Treasury Shares) outstanding immediately prior to the Effective Time, (ii) the total number of shares of Company Capital Stock issuable upon the conversion of all shares of Company Preferred Stock (including Dissenting Shares, but excluding Treasury Shares) outstanding immediately prior to the Effective Time, (iii) the total number of shares of Company Capital Stock issuable upon the exercise in full of all Company Options at or prior to Closing, and (iv) the total number of shares of Company Capital Stock issuable upon conversion of the SAFEs at or prior to Closing.

“GAAP” means United States generally accepted accounting principles consistently applied.

“Government Official” means: (i) any full- or part-time officer or employee of any Governmental Entity, whether elected or appointed; (ii) any person acting in an official capacity or exercising a public function for or on behalf of any Governmental Entity; or (iii) any political parties, political party officials, or candidates for political office.

Appendix A-5

“Governmental Entity” means any supranational, national, state, municipal, local or foreign government, or any court, tribunal, arbitrator, administrative agency, commission or other governmental official, authority or instrumentality, in each case whether domestic or foreign, any stock exchange or similar self-regulatory organization or any quasi-governmental or private body exercising any regulatory, Taxing or other governmental or quasi-governmental authority.

“Hazardous Material” means any material, chemical, waste, product, derivative, compound, mixture, solid, liquid, mineral, gas, or substance that has been designated by any Governmental Entity or by applicable Legal Requirement to be radioactive, toxic, hazardous, a pollutant, a contaminant, or otherwise a danger to health, reproduction or the environment, including PCBs, asbestos, petroleum, and urea-formaldehyde and all substances listed as hazardous substances pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, or defined as a hazardous waste pursuant to the United States Resource Conservation and Recovery Act of 1976 or for which liability or standards of care are imposed by any Environmental Law.

“HSR Act” means the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

“Holdback Shares” means the Adjustment Holdback Shares and the Indemnity Holdback Shares.

“Indebtedness” of any Person means, without duplication, as of any specified date, whether or not due and payable: (i) all indebtedness or other obligations or liabilities of such Person (a) for borrowed money, whether current or funded, secured or unsecured, (b) evidenced by bonds, debentures, notes or similar instruments (whether or not convertible) or arising under indentures, and (c) in respect of mandatorily redeemable or purchasable share capital or securities convertible into share capital; (ii) all liabilities of such Person for the deferred purchase price of property or services (including any potential future earn-out, purchase price adjustment, releases of “holdbacks” or similar contingent payments), which are required to be classified and accounted for under GAAP as liabilities (other than ordinary course trade payables); (iii) all liabilities of such Person in respect of any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which are, and to the extent, required to be classified and accounted for under GAAP as capital leases; (iv) all liabilities of such Person for the reimbursement of any obligor on any letter of credit, banker’s acceptance, guarantee, surety, performance, or appeal bond, or similar credit transaction; (v) all guarantees by such Person of any indebtedness or other obligations or liabilities of a third party of a nature similar to the items described in clauses (i) through (iv) above, to the extent of the indebtedness or other obligation or liability guaranteed; (vi) the aggregate amount of all accrued interest payable with respect to any of the items described in clauses (i) through (v) above; and (vii) all liabilities for accrued and unpaid income Taxes of the Company and the Company Subsidiaries for any period or portion of any period ending on or prior to the Closing Date, in each case, calculated in accordance with GAAP and on the assumption that any applicable Tax period that begins on or before and ends after the Closing Date ends on the Closing Date; provided, however, that such amounts shall not be an amount less than zero ($0) (as determined on a jurisdiction by jurisdiction basis) and shall be calculated: (x) except as set forth otherwise in this definition, based on the historical practices and procedures of the Company and the Company Subsidiaries (including any elections, methods of accounting, and other filing positions), (y) in the case of any Straddle Period, by including any income Tax liability apportioned to the pre-Closing portion of such Straddle Period determined in accordance with Section 5.6(f), and (z) by including any positive adjustment made pursuant to Section 481 of the Code (or any corresponding or similar provision of applicable Legal Requirements) arising on or prior to the Closing Date that was not previously included in income by the Company or any Company Subsidiary; and (viii) the aggregate amount of all prepayment premiums, penalties, breakage costs, “make whole amounts,” costs, expenses and other payment obligations that would arise if any or all of the items described in clauses (i) through (vi) above were prepaid, extinguished, unwound and settled in full as of such specified date.

Appendix A-6

“Indemnity Holdback Amount” means an amount equal to (i) the Indemnity Holdback Shares, multiplied by (ii) the Closing Date Stock Price.

“Indemnity Holdback Shares” means a number of shares of Purchaser Capital Stock equal to ten percent (10%) of the Majority Stockholder Shares.

“Key Employees” means David Bailey, Tyler Evans, Brandon Green and Didier Lewis.

“knowledge” means, with respect to the Company, the actual knowledge of any of the Key Employees, and the knowledge such Person would have after due inquiry of the subject matter thereof and with respect to Purchaser, the actual knowledge of the Chief Operating Officer and General Counsel of Purchaser.

“Legal Requirements” means any federal, state, foreign, local, municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, Order, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity of competent jurisdiction.

“Lock-Up Agreements” means the agreements pursuant to which specified Equityholders shall be prohibited from selling, transferring, pledging, hypothecating, or otherwise disposing fifty percent (50%) of any Purchaser Capital Stock received as consideration for this Transaction for a period of not less than six (6) months following the Closing Date and fifty percent (50%) of any Purchaser Capital Stock received as consideration for this Transaction for a period of not less than twelve (12) months following the Closing Date, in the form attached hereto as Exhibit B.

“Lookback Date” means January 1, 2023.

“made available” means, with respect to any material, document, or information, that a copy of such material, document, or information has, on or before the date that is two (2) Business Days prior to the Agreement Date, been posted and made accessible to Purchaser to the electronic data room maintained by the Company in connection with the transactions contemplated hereby.

“Majority Stockholders” means David Bailey, Calli S. Bailey, Charles Bailey, Timur Innvutt, Tyler Evans and each other Equityholder of the Company holding, as of Closing Date, at least four percent (4%) of the issued and outstanding shares of Company Common Stock on an as-converted basis.

“Majority Stockholder Shares” means the portion of the Total Closing Consideration payable to the Majority Stockholders in consideration for shares of Company Capital Stock held by the Majority Stockholders.

Appendix A-7

“Material Adverse Effect” means any change, event, act, condition, failure, violation, inaccuracy, circumstance or effect (any such item, an “Effect”), individually or when taken together with all other Effects that have occurred prior to the date of determination of the occurrence of the party Material Adverse Effect, that is or is reasonably likely to (i) materially impede the authority of the party to consummate the transactions contemplated by this Agreement in accordance with the terms hereof and Legal Requirements, or (ii) be materially adverse to the business, assets (including intangible assets), liabilities, capitalization, financial condition or results of operations of the party and its Subsidiaries taken as a whole, provided, however, that no such Effect shall be deemed to constitute, in and of itself, or be taken into account in determining whether there has been or will be a Material Adverse Effect to the extent resulting from any of the following: (a) changes or conditions affecting the industry in which the party operates generally, or economic or political conditions or financial markets generally; (b) the announcement of this Agreement (other than any Conflict with (x) any provision of the Charter Documents, (y) any Contract to which the party or a Subsidiary is a party or by which any of their respective properties or assets (whether tangible or intangible) are bound, or (z) any Legal Requirement applicable to the party or any of its Subsidiaries or any of their of its respective properties or assets (whether tangible or intangible)); (c) any failure by the party to meet its internal budgets, plans or forecasts of its financial performance (but, in each case, not the underlying cause of such failure or the effects therefrom); or (d) changes in the trading price of Purchaser Capital Stock; or (e) natural disasters, acts of war, armed hostility or terrorism, provided that such Effects referenced in clauses (a) and (e) do not, individually or when taken together with all other such Effects, have a disproportionate or unique effect on the party or any of its Subsidiaries.

“Net Working Capital” means that amount equal to (a) the sum of all of the consolidated current assets of the Company (each as defined by and determined in accordance GAAP and consistent with the internal accounting standards, policies and principles of the Company, in each case, as used in the preparation of the Company Financial Statements), net of any applicable allowances or reserves and determined as of the Closing Date immediately prior to, and before giving effect to, the Closing, minus (b) the consolidated current liabilities of the Company (each as defined by and determined in accordance GAAP and consistent with the internal accounting standards, policies and principles of the Company, in each case, as used in the preparation of the Company Financial Statements), which shall include, for the avoidance of doubt, all liabilities or other obligations of the Company with respect to benefits or compensation owing to any Company Employee (including the employer portion of payroll Taxes), in each case, even if such liabilities were not accrued on the consolidated balance sheet of the Company as of the Closing due to application of such accounting practices and policies so long as such liabilities would have accrued on such consolidated balance sheet at the end of the calendar month in which the Closing occurs in accordance with such accounting practices and policies. Notwithstanding the foregoing, (x) the amount calculated pursuant to clause (a) of the preceding sentence shall not include any Closing Cash (or any of the cash, cash equivalents, or other items that are specifically excluded in the definition of “Closing Cash”) or income Tax assets (including deferred Tax assets), and (y) the amount calculated pursuant to clause (b) of the preceding sentence shall not include any Unpaid Liabilities or income Tax liabilities (including deferred Tax liabilities).

“Net Working Capital Amount” means the calculation of Net Working Capital, calculated consistent with the internal accounting standards, policies and principles of the Company, in each case, as used in the preparation of the Company Financial Statements.

“Net Working Capital Bottom Collar” means negative three hundred thousand dollars (-$300,000).

“Net Working Capital Holdback Amount” means two hundred thousand dollars ($200,000).

“Net Working Capital Top Collar” means three hundred thousand dollars ($300,000).

“Order” means any judgment, writ, decree, stipulation, determination, decision, award, rule, preliminary or permanent injunction, temporary restraining order or other order of any Governmental Entity.

“PCAOB” means the U.S. Public Company Accounting Oversight Board (or any successor thereto).

Appendix A-8

“Per Share Merger Consideration” means a number of shares of Purchaser Capital Stock equal to the quotient obtained by dividing (i) the Pre-Option Closing Consideration, by (ii) the Fully Diluted Number.

“Permit” means all permits, licenses, variances, clearances, consents, registrations, listings, exemptions, qualifications, designations, and approvals.

“Person” means any natural person or entity, including a company, corporation, limited liability company, general partnership, limited partnership, trust, proprietorship, joint venture, association, business organization or Governmental Entity.

“Personal Data” means (i) any data or information that, alone or in combination with other data or information, can be used to identify, locate, or contact an individual; (ii) any other data or information defined as “personal data”, “personally identifiable information”, “individually identifiable health information,” “protected health information,” or “personal information” under any applicable Legal Requirement; and (iii) any data or information that is associated, directly or indirectly (by, for example, records linked via unique keys), with any of the foregoing.

“PIPE Investment” means that certain private investment in public equity transaction and related subscription agreements for the issuance of Purchaser common stock dated as of May 12, 2025 and June 19, 2025.

“Pre-Closing Taxes” means, without duplication, (i) any and all Taxes of or imposed on the Company or any of the Company Subsidiaries for any and all Pre-Closing Tax Periods, (ii) any and all Taxes of or imposed on the Company or any the Company Subsidiaries for any and all portions of Straddle Periods ending on the Closing Date (determined in accordance with Section 5.6(f)), (iii) any and all Taxes of an “affiliated group” (as defined in Section 1504 of the Code) (or affiliated, consolidated, unitary, combined or similar group under applicable state, local or foreign Legal Requirements) of which the Company or any of the Company Subsidiaries (or any predecessor of any such Person) is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulations Section 1.1502-6 (or any predecessor or successor thereof or any analogous or similar state, local or foreign Legal Requirements), (iv) any and all Taxes of or imposed on any of the Equityholders or their Affiliates, including Taxes of the Equityholders or any of their Affiliates imposed on Purchaser or any of its Affiliates, or the Company or any of the Company Subsidiaries as a result of transferee, successor or similar liability (including bulk transfer or similar Legal Requirements) or pursuant to any Legal Requirements or otherwise, which Taxes relate to an event or transaction (including transactions contemplated by this Agreement) occurring on or before the Closing Date, and (v) any and all Transfer Taxes required to be paid by the Equityholders pursuant to Section 5.6(d); provided, however, that “Pre-Closing Taxes” shall not include any items taken into account in the Final Total Closing Consideration.

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date.

“Pre-Option Closing Consideration” means, without duplication, a number of shares of Purchaser Capital Stock equal to (a) (i) the Base Consideration, plus (ii) Closing Cash, less (iii) Unpaid Liabilities (to the extent Closing Cash is not reduced by such amount), plus (iv) an amount equal to the final Net Working Capital Amount minus the estimated Net Working Capital Amount (whether positive or negative); provided that for purposes of calculating estimated Total Closing Consideration as of the Closing Date, this clause (iv) shall be $0, plus (v) the aggregate exercise price of all Company Options, divided by (b) the Reference Price.

“Purchaser Capital Stock” means the same class of capital stock to be issued to the Equityholders on a pari passu basis, subject to certain customary restrictions by Purchaser.

Appendix A-9

“Purchaser Option Plan” means the 2025 Equity Incentive Plan, as amended.

“Purchaser Restated Certificate” means Purchaser’s Certificate of Incorporation, as amended by that certain Certificate of Amendment, as may hereinafter be amended.

“Reference Price” means $1.12.

“Related Agreements” means the Company Related Agreements and the Purchaser Related Agreements.

“Required Stockholder Approval” means with respect to this Agreement and the transactions contemplated hereby, the affirmative vote to adopt this Agreement and approve the Merger by holders representing at least eighty percent (80%) of the outstanding shares of Company Capital Stock, which shall include (i) at least a majority of the issued and outstanding shares of Series A Preferred Stock and (ii) at least a majority of the issued and outstanding shares of Series Seed Preferred Stock.

“SAFE Holder” means the holder of a SAFE.

“Sanctioned Country” means any country or territory that is or has been in the last five (5) years, the subject or target of comprehensive sanctions under Sanctions Laws (which includes, at the time of this Agreement, Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine, and the so-called Donetsk People’s Republic and Luhansk People’s Republic regions of Ukraine).

“Sanctions Laws” means all applicable laws relating to economic or trade sanctions, including the laws administered or enforced by the U.S. Treasury Department’s Office of Foreign Assets Controls (“OFAC”), and solely to the extent applicable to the Company’s activities in the relevant jurisdiction, analogous sanction laws of other jurisdictions in which the Company conducts activities that are subject to such laws.

“Sanctioned Person” means: (a) any Person designated on any Sanctions Laws-related list of sanctioned persons, including, but not limited to, OFAC’s Specially Designated Nationals and Blocked Persons List, (b) any Person that is, in the aggregate, fifty percent (50%) or greater owned, directly or indirectly, or, where relevant under applicable Sanctions Laws, otherwise controlled by, a Person or Persons described in clause (a), or (c) any Person who is located in, organized under the laws of, or ordinarily a resident in a Sanctioned Country.

“Securities Act” means the Securities Act of 1933, as amended.

“Spreadsheet” means a spreadsheet, in form and substance reasonably satisfactory to Purchaser, setting forth in reasonable detail:

(a) with respect to each Company Stockholder: (i) the name, address and e-mail address of such Person and an indication as to whether such Person is a Company Employee or an Accredited Investor or an Unaccredited Investor; (ii) the number, class, status as book-entry, and series of shares of Company Capital Stock held by such Person; (iii) the date of acquisition of such shares; (iv) the amount of Taxes that are to be withheld from the consideration that such Person is entitled to receive on account of such Company Capital Stock; (v) the aggregate number of shares of Purchaser Capital Stock that such Person is entitled to receive on account of such Company Capital Stock; (vi) the number of Holdback Shares to be retained by Purchaser on behalf of such Person on account of such Company Capital Stock; (vii) the number of shares of Purchaser Capital Stock to be issued to such Person on account of such Company Capital Stock, after deduction of the amounts referred to in clauses (iv) and (vi); and (vii) such other additional information which Purchaser may reasonably request in order to facilitate the payments contemplated hereby; and

Appendix A-10

(b) with respect to each Company Optionholder: (i) the name, address and e-mail address of such Person and an indication as to whether such Person is a Company Employee or an Accredited Investor or an Unaccredited Investor; (ii) whether such Person is an employee, consultant, director or officer of the Company or any Company Subsidiary; (iii) the grant date of each Company Option held by such Person and expiration date of each such Company Option (if applicable); (iv) the vesting schedule (including all acceleration provisions) applicable to each such Company Option and the extent to which each such Company Option is vested as of immediately prior to the Effective Time; (v) the exercise price per share and the number, class, status as book-entry and series of shares of Company Capital Stock underlying each such Company Option; (vi) the amount of Taxes that are to be withheld from the consideration that such Person is entitled to receive on account of all such Company Options; (vii) the number of shares of Purchaser Capital Stock that such Person is entitled to receive, if any, on account of all such Company Options; (viii) the number of Holdback Shares to be retained by Purchaser on behalf of such Person on account of such Company Options; (ix) the number of shares of Purchaser Capital Stock to be issued to such Person on account of all such Company Options, after deduction of the amounts referred to in clauses (vi) and (viii); and (x) such other additional information which Purchaser may reasonably request in order to facilitate the payments contemplated hereby;

(c) with respect to each SAFE Holder: (i) the name, address and e-mail address of such Person and an indication as to whether such Person is a Company Employee or an Accredited Investor or an Unaccredited Investor; (ii) the number, class and series of shares of Company Capital Stock to be held by such Person on an as-converted basis; (iii) the date of such SAFE; (iv) the amount of Taxes that are to be withheld from the consideration that such Person is entitled to receive on account of such Company Capital Stock on an as-converted basis; (v) the aggregate number of shares of Purchaser Capital Stock that such Person is entitled to receive on account of such Company Capital Stock on an as-converted basis; (vi) the number of Adjustment Holdback Shares to be retained by Purchaser on behalf of such Person on account of such Company Capital Stock on an as-converted basis; (vii) the number of shares of Purchaser Capital Stock to be issued to such Person on account of such Company Capital Stock on an as-converted basis, after deduction of the amounts referred to in clauses (iv) and (vi); and (viii) such other additional information which Purchaser may reasonably request in order to facilitate the payments contemplated hereby;

(d) a calculation of the aggregate portion of the Total Closing Consideration to be paid to any Person.

The Spreadsheet shall be certified as complete and correct by the Chief Executive Officer and Chief Financial Officer of the Company as of the Closing Date and delivered together with documentation reasonably satisfactory to Purchaser in support of the information, amounts, and calculations set forth therein.

“Straddle Period” means any taxable period that includes (but does not end on) the Closing Date.

“Subsidiary” means with respect to any entity, that such entity shall be deemed to be a “Subsidiary” of another Person if such other Person directly or indirectly owns, beneficially or of record, (i) an amount of voting securities of other interests in such entity that is sufficient to enable such Person to elect at least a majority of the members of such entity’s board of directors or other governing body or (i) at least a majority of the outstanding equity interests of such entity.

“Tax” (and, with correlative meaning, “Taxes” and “Taxable”) means any federal, state, local and foreign (i) net income, alternative or add-on minimum tax, gross income, estimated, gross receipts, sales, use, ad valorem, value added, transfer, franchise, capital stock, profits, license, registration, withholding, payroll, social security (or equivalent), escheat, employment, unemployment, disability, excise, severance, stamp, occupation, premium, property (real, tangible or intangible), environmental or windfall profit tax, custom duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever, to the extent the foregoing are in the nature of a tax, together with any interest or any penalty, addition to tax or additional amount (whether disputed or not) imposed by any Governmental Entity responsible for the imposition of any such tax (domestic or foreign), (ii) any liability for the payment of any amounts of the type described in clause (i) of this sentence as a result of being a member of an affiliated, consolidated, combined, unitary, aggregate or similar group (including any arrangement for group or consortium relief or similar arrangement) for any Taxable period, and (iii) any liability for the payment of any amounts of the type described in clause (i) or (ii) of this sentence as a result of being a transferee of or successor to any Person, as a result of any express or implied obligation to assume such Taxes or to indemnify any other Person, or by Contract, including any liability for taxes of a predecessor or transferor or otherwise by operation of Legal Requirements.

Appendix A-11

“Tax Return” means any return, statement, report or form (including estimated Tax returns and reports, withholding Tax returns and reports, and information returns and reports), including amendments thereof and attachments and schedules thereto, filed or required to be filed with any Governmental Entity with respect to Taxes.

“Tax Sharing Agreement” shall mean any Tax indemnity agreement, Tax sharing agreement, Tax allocation agreement or similar contract or arrangement, whether written or unwritten (including, without limitation, any such agreement, contract or arrangement included in any purchase or sale agreement, merger agreement, joint venture agreement or other document).

“Total Closing Consideration” means a number of shares of Purchaser Capital Stock equal to (a) the Pre-Option Closing Consideration, minus (b) the number of shares of Purchaser Capital Stock issuable upon exercise of the Converted Options, calculated in accordance with Section 1.8(d)(i).

“Total Closing Consideration Amount” means a dollar amount equal to (i) Total Closing Consideration multiplied by (ii) the Reference Price.

“Transactions” means the Merger and the other transactions contemplated by this Agreement and the Related Agreements.

“Transaction Expenses” means all third-party fees, costs, expenses, payments, expenditures, or liabilities incurred by or on behalf of the Company or any Company Stockholder or such Company Stockholder’s Affiliates (in such Company Stockholder or Company Stockholder’s Affiliates capacity as such) (to the extent such amounts are to be paid, or are payable, by the Company) in connection with the Transactions contemplated by this Agreement or any Company Related Agreement to which the Company is a party or the negotiation, execution, delivery, and performance of this Agreement or any Company Related Agreement to which the Company is a party, whether or not billed or accrued prior to the Closing (including, to the extent not otherwise a reduction to the Total Closing Consideration distributed in connection with the Closing) (i) any fees, costs expenses, payments and expenditures of legal counsel, accountants, financial advisors, consultants, the Stockholder Representative and other service providers, (ii) the maximum amount of fees costs, expenses, payments and expenditures payable to brokers, finders, financial advisors, investment bankers, and insurers, or similar Persons, (iii) any amounts in respect of any indemnification, compensation, reimbursement, contribution, or similar obligations to any of the Persons described in clauses (i) or (ii), (iii) the cost of the Company D&O Tail Policy, (iv) fifty percent (50%) of any fees payable in connection with the filing under the HSR Act, (v) Change in Control Payments, and (vi) any other fees, costs, expenses, payments, expenditures, or liabilities incurred by any Company Stockholder or any employee, consultant or independent contractor of the Company paid for or to be paid for by the Company in connection with the transactions contemplated by this Agreement or any Company Related Agreement. For the avoidance of doubt, any such fees, costs or expenses incurred by Purchaser or its representatives (on behalf of Purchaser) shall not be a Transaction Expense.

“Treasury Regulations” shall mean the permanent and temporary regulations, and all amendments, modifications and supplements thereof, from time to time promulgated by the United States Department of the Treasury under the Code.

“Unaccredited Investor” means a Company Stockholder who does not complete and deliver to Purchaser an Accredited Investor Questionnaire in form and substance satisfactory to Purchaser certifying that such Company Stockholder is an “accredited investor” as set forth therein.

“United States” or “U.S” means the United States of America.

“Unpaid Liabilities” means, without duplication, all (i) Closing Indebtedness and (ii) Unpaid Transaction Expenses.

“Unpaid Transaction Expenses” means all Transaction Expenses that have not been paid by the Company prior to, or concurrently with, the Closing.

[Table of Defined Terms follows]

Appendix A-12

Index of Defined Terms

Accredited Investor Questionnaire	42
Adjustment Deficit	39
Adjustment Objection Notice	37
Adjustment Surplus	38
Agreement	1
Agreement Date	1
Alternative Arrangements	49
Anti-Trust Objections	34
Assignment Agreement	1
Assumed Indebtedness	39
Books and Records	19
BTC MSA	1
BTC Option	1
CERCLIS	26
Certificate of Incorporation	8
Certificate of Merger	3
Charter Documents	8
Claim Date	50
Claim Notice	50
Closing	3
Closing Date	3
Closing Expense Pay-off Letters	36
Closing Indebtedness Pay-off Letter	39
Closing Statement	37
Company	1
Company Balance Sheet Date	18
Company Charter Documents	8
Company Code	15
Company D&O Tail Policy	40
Company Employee Plans	22
Company Financial Statements	18
Company Fundamental Representations	46
Company Fundamental Representations Survival Date	46
Company Intellectual Property	12
Company Intellectual Property Rights	12
Company Registered Intellectual Property	12
Company Stock Certificates	6
Company Tax Matters Survival Date	46
Conflict	9
Contributor	15
Copyright	12
Current Balance Sheet	18
Disclosure Schedule	8
Dissenting Share Payments	5
Effective Time	3
Electronic Delivery	54
Exchange Administrator	6
Exchange Documents	6
Expense Fund	52
Expense Fund Amount	52
Final Holdback Release Consideration	49
Final Total Closing Consideration	38
General Survival Date	46
Governmental Approval	9
Indemnifiable Matters	47
Indemnified Party	47
Indemnifying Party	47, 51
Independent Accountant	38
Information Statement	32
Initial Holdback Release Consideration	49
Intellectual Property	12
Intellectual Property Rights	12
Intended Tax Treatment	2
Interested Party	26
Leased Property	18
Leased Real Property	18
Leased Tangible Property	18
Leases	18

Appendix A-1

Letter of Transmittal	6
Loss	47
Lost Stock Affidavit	6
Material Contracts	22
Merger	1
Merger Sub	1
Nakamoto Holdings	1
NASDAQ	28
Objection Deadline	50
Objection Notice	50
Open Source Software	15
Patent	12
Patent Application	13
Patents	12
Privacy Legal Requirements	15
Purchaser	1
Purchaser Indemnified Parties	46
Purchaser Indemnified Party	46
Purchaser Indemnifying Parties	47
Purchaser Indemnifying Party	47
Purchaser Loss	46
Purchaser Losses	46
Purchaser Option	1
Purchaser Related Agreements	27
Purchaser SEC Reports	29
Registered Intellectual Property	13
Representative Losses	52
SAFE	10
SAFE Termination Agreement	41
SAFEs	10
SEC	29
Seller Indemnified Parties	47
Seller Indemnified Party	47
Seller Indemnifying Parties	46, 47
Seller Indemnifying Party	47
Seller Loss	47
Seller Losses	47
Software	13
Soliciting Materials	32
Stockholder Representative	1
Stockholder Written Consent	1
Stockholder Written Consents	1
Subsidiary Charter Documents	8
Survival Date	46
Surviving Corporation	2
Tax Contest	34
Technology	13
Termination Date	44
Termination Fee	45
Third Party Claim	51
Threshold Amount	48
Top Customer	26
Top Supplier	26
Trade Secrets	13
Trademarks	13
Transfer Taxes	35
Treasury Shares	5
Unaudited Financial Statements	18
Unobjected Claim	50
UTXO	1
UTXO GP	1
UTXO Management	1
UTXO Merger	2
UTXO Merger Agreement	2
UTXO Merger Sub	2
UTXO MSA	1
Waived Payments	32
WARN	25

Appendix A-2